Form 20-F
period 2023-12-31
RanMarine Technology B.V.
filed 2024-07-03
CIK 1955514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________

For the transition period from _________to________

Commission file number 001-42029

RANMARINE TECHNOLOGY B.V.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

The Netherlands(Jurisdiction of incorporation or organization)

Galileïstraat 15, 3029AL

Rotterdam, The Netherlands

Telephone: +31 6 16952175

(Address of principal executive offices)

Richard Hardiman

Chief Executive Officer

Galileïstraat 15, 3029AL

Rotterdam, The Netherlands

Telephone: +31 6 16952175

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

ADSs, par value US$0.01 per share
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

ADSs, par value US$0.01 per share
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, the registrant had 6,552,558 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Conventions Used in this Annual Report

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

●	“We,” “us,” “our” and the “Company” refer to RanMarine Technology B.V.

●	“ADS” refers to our American depositary shares;

●	“$,” “US$,” “dollar” or “U.S. dollar” refers to the legal currency of the United States.

Our reporting currency and functional currency is the Euro. However, unless otherwise noted, (i) all industry and market data in this annual report is presented in U.S. dollars, (ii) all financial and other data related to RanMarine Technology B.V. in this annual report is presented in “EUR” or “€”, (iii) all references to “$” or “USD” in this annual report (other than in our consolidated financial statements) refer to U.S. dollars, and (iv) all references to “EUR” or “€” in this annual report refer to Euros.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and strategies;

●	our prospects, our business development, the growth of our operations, and our financial condition and results of operations;

●	our plans to enhance customer experience, upgrade our blockchain technologies and expand our products and services;

●	global competition in our industry; and

●	fluctuations in general economic and business conditions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations could later be found to be incorrect. Our actual results could be materially different from our expectations. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry might not grow at the rate projected by market data, or at all. Failure of our industry to grow at the projected rate may have a material adverse effect on our business and the market price of our shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results could differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The summary financial data set forth below has been derived from our audited consolidated financial statements as of and for the fiscal years ended December 31, 2023 and 2022 contained in this annual report. You should read the following summary financial data together with our historical financial statements and the notes thereto included elsewhere in this annual report and with the information set forth in the section titled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”.

Consolidated Statements of Operations and Comprehensive Loss (€)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Sales	€649,880	€432,427
Cost of sales	364,820	236,531
Gross profit	285,060	195,896

Operating expenses
Research and development	141,804	143,806
Sales and marketing	605,120	203,277
General and administrative	2,654,723	1,067,986
Total operating expenses	3,401,647	1,415,069

Operating loss	(3,116,587)	(1,219,173)

Other expenses, net	(2,210,921)	(1,902,870)

Net loss before taxes	(5,327,508)	(3,122,043)

Provision (benefit) for income taxes	-	125,523
Net loss and comprehensive loss	€(5,327,508)	€(3,247,566)

Consolidated Balance Sheets (€)

	As of December 31, 2023	As of December 31, 2022
Assets
Current assets
Cash and cash equivalents	€36,603	€448
Accounts receivable	95,200	124,814
Other receivables	49,860	292,373
Inventory	112,575	46,785
Deferred IPO costs	1,098,273	-
	1,392,511	464,420
Non-current assets
Property, plant and equipment net	39,080	10,922
Right of use asset	787,268	191,966
Intangible assets	1,403,552	964,109
	2,229,900	1,166,997

Total assets	€3,622,411	€1,631,417

Liabilities and Shareholders’ Deficit
Current liabilities
Bank overdraft	€-	€108,299
Trade payables	1,001,588	473,028
Derivative liabilities	8,606,000	1,040,009
Loans and liabilities to related parties	769,052	145,100
Taxes and social securities payable	144,569	175,308
Current portion of lease liability	159,184	63,027
Accrued liabilities	954,125	182,207
	11,634,518	4,822,756

Non-current liabilities
Lease liability, net of current portion	640,445	133,705
	640,445	133,705

Total liabilities	12,274,963	4,956,461

Commitments and contingencies

Shareholders’ deficit
Common stock; €0.01 par value per share; 100,000,000 shares authorized; 6,552,558 shares issued and outstanding	65,526	65,526
Additional paid in capital	626,894	626,894
Legal reserves	1,374,930	935,487
Accumulated deficit	(10,719,902)	(4,952,951)
Total shareholders’ deficit	(8,652,552)	(3,325,044)

Total liabilities and shareholders’ deficit	€3,622,411	€1,631,417

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this annual report, including our historical financial statements and related notes included elsewhere in this annual report. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our ordinary shares.

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us.

Risks Related to Our Business

We are an early-stage company with a short operating history and a relatively new business model in an emerging and rapidly evolving market, which makes it difficult to evaluate our future prospects. As with any company, an investment in our securities is risky and could result in a complete loss of your investment if we are unsuccessful in our business plans.

We are an early-stage company, founded in 2016 that brought our first commercial product, itself a world first-of-its-kind product, to market in 2017. Our product introduction was adversely affected by the outbreak of COVID-19 and the ensuing economic slowdown in 2020. For the year ended December 31, 2023, we had a net loss of €5,327,508. For the fiscal year ended December 31, 2022, we had a net loss of €3,247,566. In 2021, we achieved a net profit of €190. Going forward, our ability to be profitable will turn on our ability to (a) maintain the commercial utility of our product, and (b) market and sell it. Failure to do so could force us to seek additional capital through loans or additional sales of our equity securities, which could dilute the value of any securities you hold or could result in the loss of your entire investment, or result in the possible closure of our business.

There is substantial doubt about our ability to continue as a going concern.

For the year ended December 31, 2023, we incurred a net loss of €5,327,508 and for the year ended December 31, 2022, we incurred a net loss of €3,247,566. The major part of these net losses is caused by the changes in the fair value of the warrant liabilities and the convertible notes payable we entered into (€ (2,341,845) for the year December 31, 2023 and € (2,816,150) for the year ended December 31, 2022). Our current liabilities exceeded our current assets by €10,242,007 and €4,358,336 as of December 31, 2023 and 2022 respectively. The total derivative liability related to the security purchase agreements we entered into was € 8,606,000 as of December 31, 2023 and € 3,675,787 as of December 31, 2022. These conditions raise substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm, Turner, Stone & Company, L.L.P. (“Turner Stone”), included an explanatory paragraph in its report on our consolidated financial statements for the year ended December 31, 2023, describing the existence of substantial doubt about our ability to continue as a going concern.

We may need to raise additional funds. There can be no assurance that we will be able to secure any needed funding, or that if such funding is available, the terms or conditions would be acceptable to us. If we are unable to obtain additional financing when it is needed, we will need to restructure our operations and possibly divest all or a portion of our business. We may seek additional capital through a combination of private and public equity offerings and debt financings. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, and could increase our expenses, require that our assets secure such debt, or provide for high interest rates, discounted conversion prices, or other unfavorable terms. Equity financing, if obtained, could result in dilution to our then-existing stockholders and/or require such stockholders to waive certain rights and preferences. If we are unsuccessful in securing additional funding, we may be required to cease operations which could result in our shareholders losing all or almost all of their investment.

If sufficient demand for our products does not develop, or takes longer to develop than we anticipate, our revenue generation may not keep pace with our operating expenditure.

Since inception we have channeled the great majority of our time and financial resources into product development, with very little time spent and resources used on sales and practically no financial resources at all on marketing. As a consequence (and with the added complication of COVID-19 lockdowns in our first full year of commercial operations in 2020), we have not yet achieved successful large-scale commercialization of our ASV products. The commercial viability of our products is not fully proven and our products may not be accepted in the market or become commercially viable. In addition, if we are not successful in commercializing our products, or are significantly delayed in doing so, our business, financial condition and results of operations will be materially adversely affected.

We may not be able to meet our growth plans and expansion objectives.

We may not be able to develop our products or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational, and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel, or effectively manage unexpected expansion difficulties, our financial condition and results of operations could be materially and adversely affected.

Inadequate internal controls, especially as regards to financial reporting and general governance, could harm our business and financial results.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a system designed to provide reasonable assurance regarding the reliability of financial reporting, in accordance with accounting principles generally accepted in the United States. Such internal controls include and are not limited to: maintaining records that accurately and fairly reflect our transactions, to an acceptable level of detail; keeping transaction records that support the clear and unambiguous preparation of our consolidated financial statements; ensuring that managers understand their mandates and authorizations for any acquisition, use or disposition of company assets; ensuring that expenditures are made in accordance with management authorization, and that appropriate proof of expenditure is recorded; and ensuring that any unauthorized acquisition, use or disposition of company assets is either prevented outright, or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected. Our growth and entry into new diagnostic tests, technologies and markets will place significant additional pressure on our system of internal control over financial reporting. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

Global economic conditions could adversely impact demand for our products and services.

Our operations and performance depend on the surrounding economic context. Global financial conditions continue to be subject to volatility arising from extraordinary international geopolitical developments, such as the war in Ukraine, and the recovery from the economic recession caused by COVID-19. Risks to us include:

●	customers may postpone purchases of our products and services in response to tighter credit, unemployment, or other negative financial news;

●	third-party suppliers may face temporary difficulties in timeous delivery of component parts to us, which may reduce our margins and profitability; and

●	access to public financing and credit may decline as investors and lenders start to become more pessimistic.

We believe our products serve a need (clean and healthy water) that transcends temporary geopolitical or fiscal turbulence. We intend to have at least two suppliers for each critical component part of our products so that, if one supplier were to suspend or cease operations, we would not be forced to suspend production. There can be no assurance, however, that we will not be forced to suspend production, which could have a material adverse effect on our production or the cost of such production; and accordingly, on our business, results of operations or financial condition.

Access to public financing and credit can be negatively affected by the effect of these events on Dutch, European, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our ordinary shares.

Changes to trade policy, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Changing geopolitics, as well as domestic policy changes, may force greater restrictions and economic disincentives on international trade which could adversely affect our business. Such changes have the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

We also plan to establish a manufacturing hub in the United States, specifically to limit the risk attached to import/export regulation in the U.S. However, there can be no assurance our efforts will mitigate these risks.

Fluctuations in currency exchange rates may impact our results of operations.

We are a Dutch company and we conduct our business in the local currency, the Euro. As a result, we are exposed to an exchange rate risk between the U.S. dollar and the Euro. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. An appreciation of the Euro against the U.S. dollar could increase the relative cost of our products outside of Europe, which could lead to decreased sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Euro against the U.S. dollar would increase the cost of such goods and services.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the Euro. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations.

Adverse weather conditions in any year in any geographic region may adversely affect sales in that region. Unseasonably cool weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close locations or render areas dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales in the future as we continue to expand our businesses. Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, our sales may be affected to a greater degree than we have previously experienced.

We may be subject to supply chain disruptions due to the military conflict between Russia and Ukraine.

In recent months, as a result of the war in Ukraine, we have experienced some minor disruptions to our supply chain as certain components have been harder to source or have had longer delivery times, although, as of the date of this annual report, we have managed our supply chain arrangements to avoid prolonged issues. As stated earlier in this document, we build resilience into our supply chain by having at least two suppliers for each critical component, which reduces the impact of this particular risk. However, the global economy, including credit and financial markets, has experienced extreme volatility and disruptions as a result of the ongoing conflict between Ukraine and Russia, as well as challenges arising from the ongoing COVID-19 pandemic, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. We could suffer inflationary pressure in our business such as through the increased costs of the supplies that we use to manufacture our products, distributing our products to all of our customers where we do business. To date, we do not believe that these inflationary pressures have had a material impact to our results of operations, capital resources or liquidity, however, at this time, it is difficult to determine what impact these inflationary pressures will have on our long-term growth strategies, as there is uncertainty in how long higher levels of inflation may persist, and to what level we will be successful in passing these increased costs to our customers. If we are not able to fully offset higher costs through price increases or other corrective measures, this may adversely affect our business, financial condition and results of operations. Any such volatility and disruptions could have adverse consequences on us or the third parties upon whom we rely.

We are exposed to risks associated with the interruption of supply and increased costs as a result of our reliance on third-party transportation carriers for shipment of our products.

Our ability to maintain our high-quality ASVs product offering depends in part on our ability to acquire technological parts that meet our specifications from reliable suppliers. To date, notwithstanding the current supply chain disruptions which we believe have contributed to increased costs, deliveries have been consistent and not a source of material disruption to our business. However, shortages or interruptions in the supply of parts caused by unanticipated demand, problems in production or distribution, inclement weather or other conditions could adversely affect the availability and quality of ASVs parts in the future, which could harm our business, financial condition or results of operations. If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are materially disrupted for any reason, our business, financial condition or results of operations could be adversely affected. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause ASV product shortages, which could cause a customer to purchase less of our products. If that were to happen, affected customers could experience significant reductions in sales during the shortage. This reduction in sales could materially adversely affect our business, financial condition or results of operations.

Supply chain disruptions and cost increases related to inflation are having, and could continue to have, an adverse effect on our business, operating results and financial condition.

In 2022 and 2023, we experienced inflationary cost increases in our underlying expenses, including commodity prices, transportation costs and labor. We have also been impacted by global supply chain disruption, which has increased lead times and freight costs. While we have taken steps to minimize the impact of these increased costs by working closely with our suppliers and customers, global supply chain disruption may deteriorate and inflationary pressures may increase further in 2024, which could adversely affect our business, financial condition, results of operations and cash flows.

We are currently experiencing, and may continue to experience, increased risks and costs associated with volatility in labor or component prices or as a result of supply chain or procurement disruptions, which may adversely affect our operations.

The chips and satellite communications systems used in our ASVs, are manufactured by third parties in several countries in Europe and in Asia using inputs, such as silicon wafers, laminate substrates, gold, copper, lead frames, mold compound, ceramic packages and various chemicals and gases as well as other production supplies used in our manufacturing processes. Additionally, worldwide manufacturing capacity for chips is relatively inelastic. The present demand for chips is exceeding market supply, which has resulted in increases in the prices we pay for our supply of chips, as well as extended delivery delays beyond what we have experienced in the past. If such supply and demand pressure continues, the prices we pay for the chips used in our ASVs and, potentially, other components and assemblies could become substantially more expensive and the delivery time for such products could be materially prolonged, which would have an adverse effect on our ability to meet our customers’ demand. The current global shortage in semiconductor and electronic components, resulting mainly from macro trends such as strong demand for cellular telecommunication devices and high performance computing, as well as the impact of the COVID-19 pandemic and the Russia-Ukraine armed conflict, has resulted in disruptions in our supply chain and delays in the delivery of the chips used in our ASVs by our third party manufacturers, increases in the prices of our chip components and manufacturing and disruptions in the operations of our suppliers and customers. See “We rely on third parties for manufacturing of our chips and other satellite communications system components. We do not have long-term supply contracts with our foundry or most of our third-party manufacturing vendors, and they may not allocate sufficient capacity to us at reasonable prices to meet future demands for our solutions.”

Many of the manufacturers of our chips and satellite communications systems components are located outside of the jurisdictions in which we have facilities and sites, necessitating international shipping. Supply chain disruptions have occurred, and may continue to occur from time to time due to a range of factors beyond our control, including, but not limited to, COVID-19 related restrictions and quarantine mandates, international conflicts, such as Russia’s invasion of Ukraine, climate change, increased costs of labor, freight cost and raw material price fluctuations or a shortage of qualified workers. Such supply chain disruptions could materially impact our operating performance and financial position, including if deliveries to us are delayed or if such disruptions negatively impact the business and operations of our key customers.

The Russia-Ukraine armed conflict poses indirect but unpredictable risks of disruption to our business. Additionally, recent reports indicated that the Russia-Ukraine conflict may have an adverse impact on the supply of certain commodities, of which Ukraine and Russia were significant producers (for example, neon gas), used in the fabrication of silicon chips. Our ability to mitigate the potential adverse impacts of the Russia-Ukraine conflict on our supply chain or the supply chains of our customers is limited, as the impacts are largely indirect and it is difficult for us to predict at this time how our suppliers and customers will adjust to the new challenges or how these challenges will impact our costs or demand for our products and services. The effects of the sanctions implemented in response to the conflict may also adversely affect our industry, including chip supply chains, to the extent that they lead to higher energy and manufacturing costs, lower economic growth or deferrals of investment in satellite communications technology.

Additionally, the third-party manufacturers, suppliers and distributors that we contract with are susceptible to losses and interruptions caused by factors outside of their control, such as COVID-19 related restrictions and quarantine directives, floods, hurricanes, earthquakes, typhoons, volcanic eruptions, and similar natural disasters, as well as power outages, telecommunications failures, industrial accidents, geopolitical instability (including instability caused by international conflict, such as Russia’s invasion of Ukraine or the increasing potential of conflicts in Asia implicating the global semiconductor supply-chain, such as conflicts between Taiwan and China), health and safety epidemics and similar events. The occurrence of natural or conflict-related disasters in any of the regions in which these third-party service providers operate could severely disrupt the operation of our business by negatively impacting our supply chain, our ability to deliver products, and the cost of our products. Such events can negatively impact revenue and earnings and can significantly impact cash flow, both from decreased revenue and from increased costs associated with the event. In addition, these events could cause consumer confidence and spending to decrease or result in increased volatility to the U.S. and worldwide economies.

We rely on third parties for the manufacturing of the chips and other satellite communications system components used in our products. We do not have long-term supply contracts with our foundry or most of our third-party manufacturing vendors, and they may not allocate sufficient capacity to us at reasonable prices to meet future demands for our solutions.

The semiconductor industry is subject to intense competitive market pressure. Accordingly, any increase in the cost of chips or satellite communications systems used in our ASVs, whether by adverse purchase price variances or adverse manufacturing cost variances, will reduce our gross margins and operating profit. We currently rely on third parties for a substantial amount of our manufacturing operations. If one or more of these vendors terminates its relationship with us, or if they fail to produce and deliver our products according to our requested demands in specification, quantity, cost and time, our ability to ship chips or satellite communications systems to our customers on time and in the quantity required could be adversely affected, which in turn could cause an unanticipated decline in our sales and damage our customer relationships.

Currently, we rely on third parties for manufacturing chips (together referred to as “Chip Suppliers”), printed circuit boards and other electronic system components. The electronic and system components we use in our products are as follows:

The electronic and system components we use in our products are as follows:

●	single board computing devices (“SBC”), supplied by Raspberry Pi Ltd and NVIDIA Corporation

●	4G cellular modem technology, supplied by Teltonika IoT Group

●	GPS modules, supplied by Drotek Electronics

●	Long Range Radio (“LoRA”) modules, supplied by Seeed Studios

●	Battery Management System (“BMS”), supplied by Batrium Technologies Pty Ltd

●	Remote control (“RC”) system, supplied by Cubepilot Pty Ltd

We obtain manufacturing services from our Chip Suppliers and negotiate pricing on a purchase order-by-purchase order basis. We do not have contractual assurances from our Chip Suppliers that adequate capacity will be available to us when we need it or to meet our anticipated future demand for chips. We have experienced delays and price increases in 2022 with respect to the production of chips at our Chip Suppliers, and expect that we will continue to experience delays and/or increased prices in the near term due to unprecedented levels of demand and the resulting tightening of capacity at our Chip Suppliers. If this trend continues, it could limit the volume of chips and satellite communications systems we can produce and/or delay production of new chips or satellite communications systems, both of which would negatively impact our business. If these conditions continue for a substantial period or worsen, our ability to meet our anticipated demand for our solutions could be impacted which, in turn, could negatively impact our operations and financial results.

Our Chip Suppliers may allocate capacity to the production of other companies’ products while extending delivery times for our products and may also reduce deliveries to us on short notice. In particular, other companies that are larger and better financed than we are or that have long-term agreements with our Chip Suppliers may cause our Chip Suppliers or assembly and test vendors to reallocate capacity to them, decreasing the capacity available to us. The unavailability of our foundry could significantly impact our ability to produce our chips or satellite communications systems or delay production, which would negatively impact our business. Additionally, the majority of our chips are designed to be compatible with the manufacturing processes and equipment employed by our Chip Suppliers and switching to new Chip Suppliers for these chips may require significant cost and time.

We presently operate in our own in-house assembly facility for integration of procured components into the product sub-systems and the overall products we sell. We continue to make investments into our component integration and product assembly facility, and anticipate continued investment in this facility. We do rely on third party vendors and subcontractors for the supply of manufactured components and sub-systems used within the final assembly of our products. We currently do not have long-term supply contracts with most of our other third-party vendors, and we negotiate pricing with our main vendors on a purchase order-by-purchase order basis. Therefore, they are not obligated to perform services or supply product to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. The ability of our vendors to provide us with products or services is limited by their available capacity, existing obligations and technological capabilities.

If we need to contract additional third-party vendors or subcontractors, we may not be able to do so cost-effectively or on a timely basis, if at all.

Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

We receive, process, store and transmit, often electronically, the data of our customers and others, much of which is confidential. Unauthorized access to our computer systems or stored data could result in theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including over the Internet or other electronic networks. Despite the security measures we have implemented, our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could subject us to civil and criminal penalties, have a negative impact on our reputation, or expose us to liability to our customers, third parties or government authorities. We are not aware of such breaches or any other material cybersecurity risks in our supply chain to date. Any of these developments could have a material adverse effect on our business, results of operations and financial condition.

In addition to the security measures we have implemented, our Board of Directors reviews and evaluates our approach for addressing cybersecurity risks.

If we suffer failure or disruption in our information systems, our ability to effectively manage our business operations could be adversely affected.

We use information systems to obtain, process, analyze and manage data crucial to our business such as our enterprise resource planning system. We use these systems to, among other things, monitor the daily operations of our business, maintain operating and financial data, manage our distribution network as well as manage our research and development activities, production operations and quality control systems. Any system damage or failure that interrupts data input, retrieval or transmission or increases service time could disrupt our normal operations. In particular, our operations could be disrupted if such damage or failure includes any security breach caused by hacking or cybersecurity incidents, involves efforts to gain unauthorized access to our information or systems, or causes intentional malfunctions, loss or corruption of data, software or hardware, the intentional or inadvertent transmission of computer viruses and similar events or third-party actions. We cannot assure you that we will be able to effectively handle a failure of our information systems, or that we will be able to restore our operational capacity in a timely manner to avoid disruption to our business. The occurrence of any of these events could adversely affect our ability to effectively manage our business operations and negatively impact our reputation.

We rely on our main partner distributor, Poralu Marine, and if we are unable to maintain a favorable relationship with Poralu Marine, our business operations may be adversely affected.

In 2022, 57% of our sales and 21% of our total gross margin, and in 2023, 33% of our sales and 17% of our total gross margin was driven by sales to our largest distributor partner, Poralu Marine, which acts as a master distributor, on a non-exclusive basis, for RanMarine products in territories ranging from, but not limited to, Europe, Israel, Canada, Turkey and the U.S. If we are unable to maintain a favorable relationship with Poralu Marine (or with any of our other distributors), we expect that our revenue would decline and our business would be harmed as a result. We may be unable to control the timing of the delivery of our products to distributors, and any financial uncertainty or loss of key logistic employees of Poralu Marine, as our largest distributor, may negatively impact our sales. Any disruption in the above-mentioned distribution channel would adversely affect our business, financial condition and results of operations.

Risks Related to Our Incorporation in the Netherlands

We do not comply with all the provisions of the Dutch Corporate Governance Code (“DCGC”).

As a Dutch company, we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. The principles and best practice provisions apply to the board (in relation to role and composition, conflicts of interest and independency requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of the Company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). We do not comply with all the provisions of the DCGC. This may affect your rights as an ADS holder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

United States civil liabilities may not be enforceable against us.

Service of process upon us and upon our directors and officers and certain experts named in this annual report, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and most of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

As there is no treaty on the reciprocal recognition and enforcement of judgments other than arbitration awards in civil and commercial matters between the United States and the Netherlands, courts in the Netherlands will not automatically recognize and enforce a final judgment rendered by a U.S. court. In order to obtain a judgment enforceable in the Netherlands, claimants must litigate the relevant claim again before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally recognize and consider as conclusive evidence a final and conclusive judgment for the payment of money rendered by a U.S. court and not rendered by default, provided that the Dutch court finds that:

●	the jurisdiction of the U.S. court has been based on grounds that are internationally acceptable;

●	the final judgment results from proceedings compatible with Dutch concepts of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging);

●	the final judgment does not contravene public policy (openbare orde) of the Netherlands;

●	the judgment by the U.S. court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgment in the Netherlands; and

●	the final judgment has not been rendered in proceedings of a penal, revenue or other public law nature. If a Dutch court upholds and regards as conclusive evidence the final judgment, that court generally will grant the same judgment without litigating again on the merits.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or members of our board of directors (the “Board of Directors”), officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

The rights of shareholders in a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) with our registered office in the Netherlands. Our corporate affairs are governed by the laws governing private companies with limited liability formed in the Netherlands set forth in the Dutch Civil Code, the DCGC, our Articles of Association, and our pending Rules of Procedure of our Board of Directors. The rights of our shareholders may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions.

In addition, rights of shareholders and the responsibilities of our directors may differ from the rights of shareholders and the duties of directors of U.S. corporations. In the performance of their duties, our Board of Directors is required by Dutch law to consider our interests and the interests of our shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a holder of ADSs.

For more information, we have provided summaries of relevant Dutch law governing private companies with limited liability and of our Articles of Association under “Management” and “Description of Share Capital and Articles of Association.”

Dutch and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid), we are subject to Dutch insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (“EU”) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings as of June 2017. Should courts in another European country determine that the insolvency laws of that country apply to us or our principal operating subsidiaries in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in the Netherlands or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

Dutch law provides that courts at the corporate seat of the issuer have jurisdiction for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or members of our Board of Directors, senior management or employees.

Dutch law provides that the courts at the corporate seat of the issuer are the exclusive forum for, inter alia, any legal challenge by a shareholder of a resolution of the general meeting. This may limit a shareholders’ ability to bring a claim in a favorable judicial forum for disputes with the Company or members of our Board of Directors, senior management or other employees, which may discourage lawsuits against the Company and members of our Board of Directors, senior management or other employees. The exclusive forum does not apply to claims under the Securities Act or the Exchange Act.

The preceding exclusive forum provisions described in this risk factor may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or members of our Board of Directors, senior management or other employees, which may discourage lawsuits against the Company and members of our Board of Directors, senior management and other employees. In addition, the enforceability of exclusive forum provisions in our Articles of Association is uncertain. If a court were to find any of the exclusive forum provisions described in this risk factor to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Technology and Business Strategy

Our revenue model is a combination of high-technology hardware (the ASV) and data (SaaS: software-as-a-service). This is unusual, and requires us to be “doubly specialized” in our operations, adept at running both a hardware-led and a software-led type of organization.

Our revenue model is two-prong: there is sale or lease of our ASV, and there is software as a service (“SaaS”) subscription revenue. These are two very distinct types of product, each of which requires a specific type of organization to develop, sell and deliver the product. In short, we will require a hardware engineering team, a software engineering team, a sales team that is equally comfortable selling high-end hardware and quantitative big data, and an account management team that is equally comfortable dealing with public sector and private sector cultures.

Failure by customers to deploy or use our ASVs correctly may impair our brand.

The success of our brands depends upon the positive image that consumers have of those brands and maintaining a good reputation is critical to selling our branded products. As with any new technology, our brand and public relations depend to greater or lesser extent on how effectively our initial customers use their WasteShark ASVs. A poor customer experience would lead to poor word-of-mouth, and so on. Conversely, where customers find their ASVs easy to use and effective in operation, our brand grows. If we are not able to establish, maintain and strengthen our brands, we may lose the opportunity to build our customer base.

We have designed our ASVs to be as simple to use, and as simple to maintain, as possible. We have striven to design a product that can be used “out of the box” anywhere in the world, regardless of language or education level. In addition, we rely on our sales and account management teams, who are responsible for ensuring the necessary transfer of knowledge to customers. However, there can be no assurance that we will be successful in reducing those risks associated with the use of our ASVs.

Our targeted markets are highly competitive. We compete against incumbent solutions already being utilized by our customers and potential customers. If we are unable to compete effectively, we may be unable to increase our revenues and achieve or maintain profitability.

Some of our current and potential competitors have greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. While we are currently ahead and have focused on waste removal specifically, investment in commercial growth and market share is essential. In addition, many of these companies have longer operating histories and greater name recognition than we do, although they have only recently started to enter the ASV market. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

We expect competition in our industry to intensify in the future in light of increased demand for climate change solutions and clean water. Our ability to successfully compete in our industry will be fundamental to our future success. We might not be able to compete successfully in our market. If our competitors introduce new products that compete with or surpass the quality, price or performance of our drones or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results. If we are unable to respond effectively to such competitive forces, our business, financial condition and results of operations could be adversely affected. Our targeted markets are subject to their own inherent risks, and if those risks should materialize, then our business, financial condition and results of operations could be adversely affected.

We market our products in multiple international regions, which makes our approach-to-market more complex than if we were operating in only one region.

We sell our products all over the world, and we are therefore subject to risks associated with having international operations. Risks inherent in international operations include, but are not limited to, the following:

●	changes in macro-economic and socio-political contexts in the countries in which we sell or deliver product;
●	changes in laws or regulatory requirements, including those with respect to autonomous vessels, environmental protection, permitting, export duties and quotas;
●	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;
●	difficulty in obtaining or enforcing intellectual property rights; and
●	difficulty in enforcing agreements in foreign legal systems.

Our business in foreign markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business, which in turn could adversely affect our business, financial condition and results of operations. The current economic environment, particularly the macroeconomic pressures in certain European countries, may increase these risks.

The nature of our ASV product means that certain hazards and risks are inherent to the product and intrinsic to the maritime and water environment in which our ASVs operate.

The nature of our ASV product, the problems that our ASV solves and the environments in which our ASVs work, mean that there are intrinsic hazards and risks, inherent to the building, testing and deployment of our products. These include: injury or fatality to animal life; damage to other vessels or property; personal injury to a human operator or, in the absolute extreme, loss of human life. Hypothetically, some of these risks may be uninsurable or, if liability does indeed fall to us, a claim may exceed our insured coverage.

We have designed our ASVs to minimize the likelihood of such risks ever materializing and, to date there has been no reported animal injury or mortality, anywhere in the world, attributable to one of our ASVs. Similarly, there has been no reported human injury of any kind attributable to one of our ASVs. In addition, our ASVs have collision avoidance systems, designed to prevent contact with other vessels, fixed property, or humans; where contact does occur, our ASVs are deliberately designed to minimize the possibility of any damage; to date there has been no damage to vessels or property attributable to one of our ASVs.

However, there can be no assurance that these measures will mitigate these risks. The occurrence of a significant accident or other risk event or hazard that is not fully covered by insurance could materially and adversely affect our business and financial results and, even if fully covered by insurance, could materially and adversely affect our business due to the impact on our reputation for safety.

WasteShark™ is a new product and we do not have a sufficient operating history to know if actual performance will meet our customer’s expectations over the ASV’s entire useful life.

To date, we have manufactured fewer than 100 WasteShark ASVs for commercial sale. As a result, our ASVs do not yet have a sufficient operating history to confirm that actual performance will consistently meet the designed and predicted performance over the entirety of the ASV’s useful life. The technology has a theoretical capability which is not yet demonstrated at large commercial volume. If our products are ultimately shown to be infeasible, we may not be able to meet our corporate goals, which could materially and adversely affect our business and financial results.

Problems with the quality or performance of our products would adversely affect our business, financial condition and results of operations.

Our agreements with customers include limited warranties with respect to the quality and performance of our products. Because of the limited operating history of our products, we have been required to make analytical assumptions regarding the durability, reliability and performance of the products, and we may not be able to predict whether and to what extent we may be required to perform under the limited warranties that we give our customers. Our assumptions could prove to be materially different from the actual performance of our products, causing us to incur expense to repair or replace defective systems.

Our warranties are written based on our fullest knowledge and best available data. Further, we continually monitor and evaluate the performance of our ASVs in their live environments using the RanMarine Connect portal (through which ASV data and telemetry can be viewed in real-time) so where a component part inside our ASVs is not performing to expectation, we will be able to adjust future warranty agreements accordingly. There can be no assurance, however, that our efforts will be successful in mitigating these risks, and any widespread product failures could adversely affect our business, financial condition and results of operations.

Long-term success depends, in part, on technology innovation; failure to innovate could adversely impact our business prospects.

Although we believe we have first-mover advantage in our target market, our future growth depends in part on maintaining our competitive advantage with our current products in new and existing markets, as well as our ability to develop new products and technologies to serve such markets. To the extent that competitors develop competitive products and technologies, or new products or technologies that achieve higher customer satisfaction, our business prospects could be adversely impacted. In addition, regulatory approvals for new products or technologies may be required, and these approvals may not be obtained in a timely or cost-effective manner, adversely impacting our business prospects.

If licensing, certification or some other form of regulatory approval is required but not obtained, this could adversely affect our business, financial condition and results of operation.

As we innovate and expand our product suite, regulatory approvals for new products or technologies may be required in certain jurisdictions. Where such approval is not acquired, it would become more difficult for us to penetrate that market, which could adversely impact our business, financial condition and results of operation.

At present we are not aware of any licensing or certification requirements, anywhere in the world, to operate our ASVs. Similarly, we are not currently aware of any bodies of water that are by default closed to our ASVs, except where there is a question of national security (e.g., unauthorized vehicles are normally prohibited around military installations).

Further, to date we have deliberately avoided doing business in or seeking to penetrate any jurisdictions that might be hostile or unduly costly to our product model or our revenue model (in other words: jurisdictions where the regulatory environment reduces the commercial value of our offering or threatens the commercial viability of our company) and we reserve the right to continue to do this.

Risks Related to Intellectual Property

If we are unable to obtain or maintain intellectual property rights relating to our products, the commercial value of our products may be adversely affected, which could in turn adversely affect our business, financial condition and results of operations.

Our success and ability to compete depends in part upon our ability to obtain protection in the U.S. and other countries for our products by establishing and maintaining intellectual property rights relating to or incorporated into our technology and products.

We have active patent and trademark registrations with the World Intellectual Property Organization (“WIPO”) and in the Netherlands, the European Union, the Benelux Union, India, Japan, Singapore, Australia, New Zealand and the United States. The international patent and trademark registrations with WIPO provide protection in up to 128 member countries.

Further, we have patent and trademark applications pending in multiple jurisdictions. More detail is provided in the Intellectual Property section below.

Changes in either patent or trademark laws or in interpretations of patent or trademark laws in the U.S. and other countries may diminish the value of our intellectual property or narrow the scope of our intellectual property protection. (We consider the likelihood of this risk to be low; modern economies depend on intellectual property (“IP”) rights and we think it unlikely this framework would be disrupted.)

In certain jurisdictions, protection and enforcement of intellectual property rights can be difficult (or impossible). To date we have avoided doing business in such jurisdictions, and we reserve the right to continue to do this.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our products could be adversely affected, which could in turn adversely affect our business, financial condition and results of operations.

In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how. We generally seek to protect such information and trade secrets by either or both of (a) confidentiality agreements with our employees, partners, consultants and third parties, and (b) not declaring the trade secrets at all. While non-disclosure agreements may be breached, and remedies for any such breach may be inadequate, our standard non-disclosure agreement does create joint and several liability across multiple stakeholders, which maximizes our chances of successfully enforcing the agreement.

If we infringe or are alleged to have infringed upon intellectual property rights of third parties, our business, financial condition and results of operations could be adversely affected.

Our products or use of our trademarks may infringe, or be claimed to infringe, upon patents, patent applications or trademarks under which we do not hold licenses or other rights. Third parties may own or control these patents, patent applications or trademarks in the U.S. and abroad, and may bring claims against us that would cause us to incur litigation expense and, if successfully asserted against us, possible damages.

In mitigation of this risk: we pay very careful attention to intellectual property rights, as this is central to our corporate success. At present we do not license any intellectual property from any third parties, anywhere in the world - put differently: all intellectual property inside our product suite is owned by us - and it is our explicit intention and strategy to continue in this fashion. To date we have not faced any claim for an alleged infringement of some other party’s intellectual property rights.

In addition to infringement claims against us, we may become a party to other types of patent or trademark litigation, including proceedings declared by the U.S. Patent and Trademark Office and proceedings in the European Patent Office, regarding intellectual property rights with respect to technology that may have been developed using government funding (sometimes also known as “march-in rights”). To date we have not faced any such demand or litigation and we do not foresee it in the future. If we were to accept funding that might create an opportunity for march-in rights, we would ensure adequate royalty compensation prior to accepting the funding.

Our ASVs may be copied by third parties operating from countries in which there is limited protection against counterfeit, which could adversely affect the integrity and reputation of our brands.

Protecting IP and patents in all territories is challenging due to global complexities. To mitigate this, thorough research on target regions, engagement of IP experts and local counsel, strategic partnerships with local entities, and technology-driven solutions can enhance protection.

Despite our efforts, third parties have in the past infringed, and may in the future infringe, on our proprietary rights or that otherwise seek to mimic or leverage our intellectual property. Counterfeiting and other infringing activities typically increase as brand recognition increases, especially in markets outside the United States and Canada. Counterfeiting and other infringement of our intellectual property could divert away sales, and association of our brands with inferior counterfeit reproductions or third-party labels could adversely affect the integrity and reputation of our brands.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find ADSs less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find ADSs less attractive because we rely on any of these exemptions, there may be a less active trading market for ADSs and the market price of ADSs may be more volatile.

If we are, or were to become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. investors in the ADSs would be subject to certain adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation will be a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. We do not expect to be a PFIC in the current taxable year or in the foreseeable future. However, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. investor held ADSs, such investor would be subject to certain adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, an additional interest charge on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. If we are characterized as a PFIC, a U.S. investor may be able to make a “mark-to-market” election with respect to the ADSs that would alleviate some of the adverse consequences of PFIC status. Although U.S. tax rules also permit a U.S. investor to make a “qualified electing fund” election with respect to the shares of a non-U.S. corporation that is a PFIC if the non-U.S. corporation provides certain information to its investors, we do not currently intend to provide the information that would be necessary for a U.S. investor to make a valid “qualified electing fund” election with respect to our ordinary shares.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in an action of that kind.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other ADS holders bring a claim against us or the depositary in connection with matters arising under the deposit agreement or relating to the ADSs, including claims under federal securities laws, you may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiffs in that action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any ADS holder or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The exercise of voting rights by holders of ADSs is limited by the terms of the deposit agreement.

Holders of ADSs may exercise their voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of the deposit agreement. If we ask the depositary to solicit your instructions, then upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote such holder’s underlying ordinary shares in accordance with these instructions. Under our Articles of Association, the minimum notice period required for convening a general meeting corresponds to the statutory minimum period, which is currently 42 days. When a general meeting is convened, a holder of ADSs may not receive sufficient notice of a general meeting to permit such holder to withdraw its ordinary shares to allow the holder to cast its vote with respect to any specific matter at the general meeting. In addition, the depositary and its agents may not be able to send voting instructions to a holder of ADSs or carry out such holder’s voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to a holder of ADSs in a timely manner, but such holder may not receive the voting materials in time to ensure that such holder can instruct the depositary to vote its shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, a holder of ADSs may not be able to exercise its right to vote and may lack recourse if the ordinary shares are not voted as requested by such holder.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

General

RanMarine Technology B.V. was incorporated in the Netherlands on April 12, 2016, as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). As part of a reorganization that occurred in December 2022, we formed RanMarine B.V. and RanMarine USA, both as wholly-owned operating subsidiaries of RanMarine. As a result, RanMarine Technology B.V. is the parent holding company of RanMarine B.V. and RanMarine USA, our wholly-owned operating subsidiaries.

RanMarine will be the holding company of the group. RanMarine B.V. will act as an operating entity to design and manufacture our ASVs and to manage all of our sales and logistics. RanMarine USA will act as sales hub for our sales in North America and enable us to further increase our presence in North America.

Information on our website, www.ranmarine.io, or any other website is not incorporated by reference into this annual report and does not constitute a part of this annual report. We have included our website address as an inactive textual reference only.

Our principal executive offices are located at Galileistraat 15, 3029 AL Rotterdam, the Netherlands. In August 2023, we expanded and renewed our five-year lease agreement for these premises with a monthly minimum rent of approximately €11,075 plus ancillary rental costs of approximately €4,200 per month. The leased premises is 1.265 square meters. We use these facilities for administrative purposes, research and development, engineering, production and testing of our products.

We believe that these facilities will satisfy our manufacturing, research, and development needs in the next 3 years.

Products and Technology

We specialize in the design and development of ASVs for ports, harbors, cities, and other marine and water environments. We focus on the issue of water pollution, which has significant economic, regulatory and aesthetic impacts on government bodies and companies around the world. Cleaner water improves the macro-health of society, and richer data supports evidence-based decisions. Our line of ASV products presents an integrated technology-led ESG solution for managing sustainable and resilient water health by (a) clearing unwanted debris and (b) collecting and monitoring environmental data.

After many years testing various shapes and sizes, we believe we have found the ideal form of drone to function in diverse water environments. Our ASVs are powerful enough to make a material impact on the environment, yet small enough to get into those tight places where plastic and waste often end up.

Our product line currently consists of our range of Shark ASVs – WasteShark, DataShark, MegaShark (expected launch early 3rd quarter of 2024), OilShark (expected launch in late 2024 or early 2025) – and two docking stations, the SharkRamp (expected to launch in the first half of 2025) and the SharkPod (expected to launch in 2025). Furthermore, our ASVs can continuously collect a wide variety of data that is time-stamped and GPS-tagged. This data is stored in the cloud, and which can be accessed and downloaded by customers via the secure online RanMarine Connect portal.

We use high quality composite fiber on our WasteShark to ensure a robust product that also looks elegant and sleek in the water. Our WasteShark is also deliberately designed to move slowly, currently at three kilometers per hour, in order to not cause damage to maritime and commercial assets, while presenting no threat to animals or the environment. As an electric vehicle (“EV”), the WasteShark produces zero carbon or greenhouse emissions while in use.

Corporate Information

RanMarine Technology B.V. was incorporated in the Netherlands on April 12, 2016, as a private company with limited liability (in Dutch: besloten vennootschap met beperkte aansprakelijkheid). As part of a reorganization in December 2022, we formed RanMarine B.V. and RanMarine USA, both as wholly-owned operating subsidiaries of RanMarine to which we have transferred the operating business. As a result, RanMarine Technology B.V. is the parent holding company of RanMarine B.V. and RanMarine USA, our wholly-owned operating subsidiaries.

RanMarine Technology B.V. will be the holding company of the group. RanMarine B.V. will act as an operating entity to design and manufacture our ASVs and to manage all of our sales and logistics. RanMarine USA will act as sales hub for our sales in North America and enable us to further increase our presence in North America.

Our principal executive offices are located at Galileistraat 15, 3029 AL Rotterdam, the Netherlands. Our main telephone number is +31 6 16952175.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our investor relationship website https://www.ranmarine.io/. The information on our website should not be deemed a part of this annual report.

B.	Business Overview

Our Principal Business

Current Products

WasteShark™ The WasteShark was created in 2016. The WasteShark can clear plastics, microplastics (larger than a minimum size of 3mm), general trash, oils, invasive surface plants (e.g., duckweed, hydrilla), as well as blooming macro- and micro-algae. The WasteShark is designed and tested to be safe for operation in close proximity to animals and birdlife, and will not damage other boats or other maritime craft. Since the completion of the WasteShark, our engineers and designers have continued to devote efforts to provide the WasteShark with an appealing design and improved features, resulting in a high-performance marine ASV. We will be enhancing the WasteShark in a release that will happen in the 2nd half of 2024 which will increase the speed, reduce the charging time and provide multiple other benefits.

The standard WasteShark has a tare weight of 75kg (165lbs) with a composite fiber polymer hull (the same material used for ocean-going yachts). Its standard dimensions are 157cm length x 109cm width x 52cm height (61 x 42 x 20 inches).

The WasteShark is the world’s first commercially available marine drone that collects both waste, debris and environmental data at the same time.

The image below summarizes some key elements of the WasteShark.

● The WasteShark is designed to work inside coastal waters, primarily in city waterways, ports, harbors, rivers and lakes

● The WasteShark operates in both autonomous and manual remote-control modes. It has a maximum travel distance of 3.2 miles (5km) in autonomous mode and a line of sight range of 500 meters in manual mode. The WasteShark is capable of removing 1000 pounds (500kg) of waste per day.

● Provides the most efficient, affordable round-the-clock self-cleaning and monitoring of urban water, inland waterways & estuaries with zero emissions

● Current models have a 24% to 80% lower cost per liter of trash collected than traditional methods

● Supports over 15 high-grade water sensors with 4G-enabled, real-time data access

● Can do over-the-air updating of software to take advantage of future capabilities

The WasteShark can house marine sensors, capturing data either above or below the water line. This includes but is not limited to:

●	Video
●	Audio
●	Infra-red imaging
●	Temperature
●	Dissolved oxygen
●	Conductivity
●	pH
●	Oxidation reduction potential
●	Depth and vented depth (bathymetric data)
●	Turbidity
●	Fluorescence (algae, chlorophyll)
●	Oils, crude and refined
●	Nitrates and nitrites
●	Ammonia

The WasteShark operates in either autonomous or operator-driven remote-control (“RC”) mode with the potential to remove over 1,000 pounds of debris in a regular working day. The WasteShark is battery-powered, and has up to 8 hours of operating time before requiring recharging. The ASV has an on-board debris storage capacity of 180 liters (48 gallons), with a buoyancy rating of 400 kg (882 lbs).

Other product attributes of the WasteShark include:

●	High-speed mobile communication
●	Autonomous navigation
●	Autonomous anchoring
●	Obstacle detection and collision avoidance
●	Digital control handset with secure-channel high definition (“HD”) video display
●	Proprietary RanMarine application on the digital control transmitter
●	RanMarine Connect software (for access to control functions and collected data)
●	Real-time kinematic GPS positioning (“RTK GPS”) for precise location, collision avoidance and positioning
●	Wireless battery recharge (available on the SharkPod docking station – expected launch in the first half of 2025)

As of the date of this annual report, our manual WasteShark can be purchased from €23,500, depending on the user-specified configuration. Our autonomous WasteShark may be leased for as little as €1,213 per month or purchased from €35,000 (again, depending on configuration).

As of the end of April 2024, RanMarine has fulfilled orders for 102 units of WasteShark.

DataShark™

The DataShark shares the same physical hull design and proportions as the WasteShark, and it is specifically intended for customers who require a rich and flexible platform for environmental sensing and data capture, without the need for floating debris collection. The implication is that the DataShark does not house a collection basket between the pontoons of the catamaran-style hull: this is replaced by a flexible framework which acts as a mounting platform for a set of customer-specified sensors.

The number and type of sensors that can be fitted to a DataShark (e.g., Bathymetric Lidar, underwater camera, water quality sensors, or a combination of these) is only restricted by the physical proportions of the sensing equipment and the available area between the pontoons of the vessel. Because the customer selects the sensor types to be integrated within the DataShark at the time of quotation, unit pricing will depend on the customer-specified sensor array as well as the hardware and software engineering integration effort needed for the specified sensors. Pricing for the base-level DataShark begins at €44,000 for a basic water-quality sensor array (temperature, pH, ORP, DOmgl, DOsat, conductivity). Additional sensors and sensor integration costs are added where specified and relevant.

RanMarine Connect™

RanMarine Connect is a secure cloud-based portal using Amazon Web Services through which ASV and SharkPod users control and manage their drones (including fleet management). It also offers an interface for monitoring and analyzing data collected. A subscription to RanMarine Connect is charged on a recurring annual subscription basis: subscription rates vary according to the type of ASV and the environmental sensor configuration on the ASV.

The control environment within RanMarine Connect is the primary interface for a customer to manage the operation of their RanMarine ASV or SharkPod. Functionality offered includes monitoring key system components, planning and sending ASVs out on autonomous missions and controlling key system functions (e.g., sending an ASV to a “home” location or performing a controlled shut-down of a SharkPod pump). Features include the ability to monitor ASVs while they are out on missions, and to view environmental sensor data as they are recorded in dynamic real-time. Additionally, portal users are able to configure triggered alerts if environmental sensor parameters breach a user-configured threshold at any time. All data are GPS-tagged and GIS visualization-ready.

RanMarine Connect undergoes iterative improvement and enhancement in line with our product roadmap, and with a focus on the ever-increasing global emphasis on robust analytics that accurately measure the environmental impact of investments in green technology. RanMarine Connect makes it easy for our customers to measure and report on the specific impact of their investments in our technology.

Products in Development

MegaShark™

The MegaShark will be a larger version of the WasteShark measuring 4 meters long x 2 meters wide (13 ft x 6.5 ft) with five times the on-board payload capacity of the WasteShark. This ASV is designed for heavier work and for operating in larger bodies of water. The MegaShark is currently in the pre-production phase, with a targeted commercial launch date early in the third quarter of 2024 and an expected retail price of €90,000 for the manual (operator on-board and optional RC) model. The autonomous MegaShark has a target release date in the first half of 2025, with pricing expected in the range of €100,000-€125,000.

The image below depicts a 3D rendering of our MegaShark.

Like the WasteShark, the MegaShark will represent a world-first for this kind of product: we believe that at the time of its commercial release no other waste collection vessel of its size and performance capability will offer operator on-board mode in addition to remote control (operator on-shore) piloting. Additionally, due to its size and capabilities which echo some current fossil-fueled utility platforms already in use in our market, this size of electric vessel will potentially be quickly adopted due to its more ubiquitous nature of size and the pressures of impending Net Zero regulation.

OilShark™

The OilShark will be an ASV that removes hydrocarbons, maritime fuels, and algae biomass from the surface of water as a rapid deployment, first-response unit. The OilShark is based on the MegaShark platform and is designed to safely retain oil onboard while underway and is envisaged to hold up to 264 gallons (1000 liters). The OilShark can operate for up to eight hours before battery recharge. Like all RanMarine ASVs, the OilShark is battery-powered, producing no carbon emissions during operation.

The OilShark is currently at technology readiness level (“TRL”) six as per the below table with a targeted commercial release date in late 2024 or early 2025. This product is expected to retail from €200,000-€220,000 with potential lease and rental options available.

TRL	Definition
1	Basic principles observed
2	Technology concept formulated
3	Experimental proof of concept
4	Technology validated in lab
5	Technology validated in relevant environment
6	Technology demonstrated in relevant environment
7	System prototype demonstration in operational environment
8	System complete and qualified
9	Actual system proven in operational environment

Amongst autonomous oil collection systems, we believe that at the time of its commercial release OilShark will be unique for its ability to store its oil payload on-board - other vessels must be tethered to shore by a pipe through which the collected oil is pumped. This will give OilShark a competitive advantage in terms of range, movement and rapid first-response deployment.

SharkRamp

The SharkRamp is a docking and recharging station for a single WasteShark ASV. This product is being developed in conjunction with our distribution partner, Poralu Marine. The SharkRamp has a floating platform in which the WasteShark ASV docks. The WasteShark is then automatically lifted by an electric motor to a secure pen where the ASV will be stored until an operator comes to empty the basket. It is our intent to be able to charge the WasteShark while it is in the holding pen. We expect to launch the SharkRamp in the first half of 2025. This product is expected to retail for approximately €20,000.

SharkPod™

The SharkPod is a docking and recharging station for RanMarine’s WasteShark ASVs. It is a moored floating platform that supports up to five ASVs. The SharkPod enables fully autonomous discharge of the ASV’s payload, and fully autonomous recharge of the battery. SharkPod-based ASVs will use sensor-based artificial intelligence (“AI”) to work collaboratively to double their collection capability. Autonomous WasteShark ASVs are fitted with a single-board computer which is optimized for processing information from sensor arrays and determining further operation as a result of that sensor input. Sensor input could include information received from cameras, GPS modules or battery charge sensors. In the case of WasteShark ASVs working collaboratively, the information received by each ASV is used in a group decision-making context, such that fleet cleaning efforts are optimized by the sharing of information. For example, this information shared could relate to an image of the density of debris in a particular area, from one ASV. Based on sensor input from other systems (e.g., amount of battery charge remaining, or distance from the reporting ASV) each ASV working within a group can use AI algorithms to determine whether or not they should assist another member of the group in the fleet with cleaning effort.

The image below illustrates our SharkPod and WasteShark products in water:

A swarm of RanMarine ASVs operating out of a shared SharkPod docking station enables fully-automated waste removal coverage of a water area, on a 24x7 basis. This results in significant operational cost savings through reduced labor cost, while delivering simultaneous increases in both productivity and data quality.

As with RanMarine’s ASVs, the SharkPod also collects environmental and performance data, which is stored in the cloud and accessed via the RanMarine Connect portal.

The SharkPod is testing for Technology Readiness Level 7 as of the date of this annual report with expected launch in 2025. This product is expected to retail from €200,000-€250,000.

Operations: How our ASVs work

Our Shark ASVs are designed to encompass the following attributes: autonomy, agility, safety, simplicity, and ecological harmony (“being green”). All RanMarine ASV’s are designed for ease of use and to be easily operated and implemented by our customers with technical training offered by our team.

Autonomy

WasteShark has two modes of operation: autonomous (following a pre-defined waypoint path) and manual (remote control by operator with handheld device).

Our autonomous ASVs are designed to avoid crashing into other vessels or obstacles that may be nearby. The autonomous versions have light detection and ranging (“LiDAR”) - a detection system which works on the principle of using radar to measure distances, and uses light emitted via laser) and path-planning algorithms that are programmed to avoid both static and moving objects in the water. Should the WasteShark lose 4G or 5G communications, it will continue on its guided path until it finishes its set route and returns to its launch “home” point or the SharkPod.

Data communication is managed via standard GSM-based cellular networks or bespoke solutions based on high bandwidth radio technology (for use in areas where 4G or 5G telecommunication is not possible). Use of 4G and 5G enables users to deploy in most territories without the need to setup independent networks or new communications infrastructure.

The image below summarizes how an autonomous WasteShark can be programmed to clean a harbor.

Agility

The WasteShark is designed for inland waters – ports, harbors, canals, marinas, residential developments, lakes, reservoirs, rivers – wherever humans live on or near water. WasteShark retains its operational capability in temperatures ranging from -5°C to +60°C (23°F - 140°F) and in waves to 1.2 meters (4 feet). The WasteShark can turn “on the spot” on its own axis. This makes our ASVs very maneuverable, able to navigate the tight angles and confined spaces of water in a built-up environment.

Safety

Our WasteShark ASVs are designed to avoid harming marine animals, including birds. Experience shows that animals who are naturally curious will swim (or fly) up to and around the ASV to investigate, and then move away again unharmed. There has been no recorded injury to any animal, ever, from a WasteShark.

The autonomous WasteShark has collision avoidance capability, enabling the ASV to avoid boats and other maritime craft. If, for example, the pilot of another maritime craft steers into the ASV, the outermost contour of the ASV is maritime-grade rubber (the same used in marinas to protect yachts), which will protect against damage to both the ASV and the other maritime craft.

Simplicity

RanMarine ASVs are designed for ease of deployment and use. Minimal user training and no previous technical experience, certification or licensing is required to operate our ASV, therefore, they can be operated “out of the box” anywhere in the world. The ASVs are designed in such a way as to simplify maintenance tasks and replacement of parts. Full training on both manual and autonomous WasteSharks is available with purchase or lease, and all customers are supplied with necessary operations documentation.

Ecological harmony (“being green”)

WasteShark’s core purpose is to act as a harvesting tool or robot (plastics, pollutants, biomass, data and hydrocarbons) making the marine environment healthier, sustainable and resilient. We have designed our ASVs to produce no carbon emissions, and no noise or light pollution, and to pose no threat to animals. Our products are designed to be in harmony with the ecosystem and not cause further damage or pollution.

Our ASVs are powered by batteries, therefore, they produce zero carbon or greenhouse emissions when in operation. The WasteShark battery is recharged through alternating current mains supply, and we provide the connector cables and charger, with the necessary voltage and connections for the country or territory in which a client’s WasteShark will be deployed. Normal full recharge period is five hours: 80% charge capacity is usually achieved in 2.5 hours. The battery array will provide up to 8 hours of continuous use in autonomous mode and five to six hours of use when in manual mode (depending on weather and water-state at time of deployment), and contingent on pilot behavior. The marine-grade batteries we use have a 1500 cycle-life which should translate to five years of expected use before needing replacement or service.

WasteShark is programmed to alert the operator or system of a low battery. In the manual setup, the operator will be notified of a low battery and will need to bring the WasteShark back to shore. In autonomous configuration, WasteShark’s telemetry includes a “return to home” feature, which activates when the battery is low. At the same time, an alert will also be sent to the client’s portal about the return of the WasteShark to its launch point and the need for recharging. We introduced WasteSharks in the fourth quarter of 2023. This will allow the WasteShark to determine when the payload basket is full and activate the “return to home” feature.

Supply Chain and Manufacturing

Sources and Availability of Product Components

The sources of the components for our ASVs are diverse. RanMarine makes use of suppliers globally for its component requirements. These components include, but are not limited to, computational firmware, Lidar for anti-collision on autonomous units, plugs and electronics, and third-party sensor probes. For instance, RanMarine makes use of Polish composite manufacturers for its hull production, whereas final assembly, finish and quality control are handled by in-house technicians at RanMarine’s facility in the Netherlands. While the majority of these components are sourced through EU companies and countries, some components are sourced from China and, in some cases, India, for locally developed products.

Every electronic component we utilize can be sourced from multiple suppliers, and most electronic parts are able to be replaced with alternatives, should an original equipment manufacturer (“OEM”) source become unavailable. In the event of a critical shortage of a key, complex component (e.g., a robotics single-board computing platform), we are able to adapt our ASVs to operate with alternative components/platforms within a relatively short space of time. Those components that are fabricated specifically for our products are precisely articulated and referenced in computer-aided design (“CAD”) files which can be sent to any number of fabricators for reproduction, should a specific supplier become unavailable.

There is a relatively low risk associated with price volatility and availability for ongoing production of our ASVs, largely due to the ubiquitous nature of the components we utilize in our products, and the ease with which bespoke components can be fabricated by a variety of suppliers. To date, we have not encountered a supply chain issue which has resulted in significant production delays of our ASVs. This includes sensor equipment used on our ASVs. Lidars, GPS units, cameras, and water quality data sensors are able to be sourced from a number of different global suppliers, and the integrated technology on our ASVs is not specifically restricted to component procurement from specific OEMs.

While the risks currently remain, RanMarine has been largely unaffected by the global supply chain issues to date. While some components have been harder to source or have longer lead times, at present the Company has managed to stay ahead and obtain the required components needed to deliver finished product. We do foresee some issues should the current geopolitical situation in Central Europe worsen; however, we remain in constant communication with all our suppliers to monitor lead times for components. We have factored in the growth of the business and volume-based orders and plan to hold greater stock levels for components that may be identified as having increasing or “at risk” lead times and delivery.

Manufacturing

RanMarine currently assembles and ships all products from our head office location in Rotterdam. As of April 2024 we have built and shipped 102 WasteShark units globally. We currently can produce approximately 200 ASVs per year out of our Rotterdam facility, with enhancements we are planning we will be able to ramp up production of WasteSharks to over 500/year. We intend to start assembly operations in the U.S. in 2025.

RanMarine is working on a strategy focused on outsourcing assembly tasks, especially as we scale and grow our global sales and distribution. We have a partnership with Poralu Marine for the distribution of our ASVs as further described in the “Distribution” section below.

RanMarine and Poralu Marine are also in partnership for potentially subcontracting the assembly of our ASVs to Rotax Marine, the manufacturing division of Poralu Marine. With its headquarters in France, Poralu Marine employs more than 150 employees worldwide and is represented in more than 30 countries. Poralu Marine has regional offices in Australia, Indonesia, Hong Kong, Canada, Italy, Mexico, and the United Arab Emirates. We have concluded a framework agreement with Poralu Marine which sets out our understanding about assembly and distribution arrangements.

Logistics

All of our customers are responsible for arranging their own shipment as we ship globally and, because our ASVs fall under the category “dangerous goods”, shipment cost is more expensive. RanMarine arranges through Société Générale de Surveillance SA, a Swiss multinational company that specializes in the transport of dangerous goods (“SGS”), the Dangerous Goods Declaration in accordance with the International Air Transport Association (“IATA”) standards.

Customers and distributors can request that RanMarine arrange the shipment of their order; this is also carried out through SGS. Both customer and distributor are invoiced separately for this service. Shipments are mostly airfreight.

Warranty

RanMarine warrants new WasteSharks purchased from RanMarine or an authorized distributor will be free from defects in material and workmanship for two years from the date of purchase in the EU, and one year outside of the EU. Replacement parts used in warranty repairs will be warranted for the balance of the warranty period. During such period, RanMarine or any authorized distributor will, free of charge, repair or replace, at RanMarine’s option, any part adjudged defective by RanMarine due to faulty workmanship or material from the manufacturing facility. Parts replaced due to normal wear or routine maintenance such as thruster propellers and basket waste guards are not covered by warranty. The warranty coverage is limited to a maximum of two thruster replacements during the warranty period. Charges for transporting the WasteShark to and from RanMarine or an authorized RanMarine distributor are excluded from warranty coverage. To date, our ASVs have been proven to be robust and maintenance friendly. We have only had to recognize €2,291 of warrant costs to date.

Research and Development

As a technology company, R&D is one of our key advantages for staying ahead of competition. We have allocated substantial funding to R&D over the last four years, much of it provided by investment from Dutch and European Union innovation grants.

While our core product, the WasteShark, is now complete and commercially available, R&D continues on new products and accessories in the Company’s roadmap. Our technology is continually updated to stay ahead of trends, developments and new capabilities; our software is continuously refined and updated in batch releases quarterly.

While new funding is predominantly being focused on commercial growth, portions have been devoted to R&D and keeping the Company ahead of competition. We intend to continue to fund as much development through grant funding where possible, including access to new markets beyond EU funding such as grant funds in the U.S. and United Kingdom.

Intellectual Property

Patents

RanMarine relies on patents and design registrations to protect its intellectual property, and does not rely on any third-party patent licenses. As of the date of this annual report, RanMarine holds design registrations and has pending patents applications for vessel design and vessel docking technology, with a view to further patent applications for additional products as these progress through the design process.

As a matter of innovation and R&D, RanMarine routinely updates and registers new potential IP and patent applications. The Company will continue to do so with future projects, development and product releases.

Trademarks

RanMarine has registered the following trademarks for its current products.

Title	Jurisdiction	Registration No.
WASTESHARK	EUIPO	016772915
WASTESHARK	United States	5,927,045
WASTESHARK	WIPO	1378359
WASTESHARK	India	1378359
WASTESHARK	Australia	1378359
WASTESHARK	New Zealand	1378359
WASTESHARK	United Kingdom	UK00916772915
WASTESHARK	Japan	1378359
WASTESHARK	Singapore	1378359
POOLSHARK	BENELUX	1015362
SHARKPOD	BENELUX	1015361
CHEMSHARK	BENELUX	1015360
OILSHARK	EUIPO	018278161
OILSHARK	UK	UK00918278161
DATASHARK	EUIPO	018278162
DATASHARK	UK	UK00918278162
MEGASHARK	EUIPO	018746998
OMEGASHARK	EUIPO	Pending
SHARKPOD	EUIPO	018747001

The WasteShark operates under the trademark “WasteShark”, which is registered in the regions outlined above, under applicable intellectual property laws.

This annual report contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this annual report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. In total RanMarine has sixteen (16) trademarks registered worldwide.

RanMarine intends to apply for additional trademarks for its future products.

Market Overview

The global costs of marine plastic pollution are estimated to be from $6 to $19 billion every year. Cities and government agencies, in particular, need to find ever greater levels of efficiency in their efforts to deal with this problem, as our growing population is not only polluting the planet at unsustainable rates, but it is also urbanizing rapidly. In 2016, the world’s human population was approximately 7.2 billion, 55% urbanized. By 2050, the world’s human population is expected to reach approximately 10 billion, 75-80% urbanized. Every year approximately 11 million tons of plastic reach our oceans (and more still in rivers and streams) plus an estimated 4 million metric tons of oil.

This is not only a threat to the biosphere – it threatens economic activity and social cohesion as well.

●	In the last 50 years, the human population has more than doubled (approximately 108% increase) while the world’s population of vertebrate animals has more than halved (approximately 58% decrease), and there are 700 animal species under immediate extinction threat due to water pollution.
●	Approximately three billion people rely on seafood as their primary source of protein.

Unclean water contributes to the death of more people every year than all war and violence. According to a 2021 Gallup survey, water pollution is listed as the top environmental concern for Americans, outpacing all other environmental threats. Further demonstrating the far-reaching consequences of unclean water, the World Bank states that “the world faces an invisible crisis of water quality that is eliminating one-third of potential economic growth in heavily polluted areas and threatening human and environmental well-being”. To prevent or slow these damaging effects and foster a healthier environment, nations and government agencies have announced their proposals to invest in clean water infrastructure.

Water pollution has been at the forefront of public thought for several years. Typically, water pollution has been monitored by aerial imagery and satellite images. Recently, marine drones have gained public interest due to improved drone technology, the increase in awareness and knowledge of microplastics, and the increase in open discussions about government and international policies on climate change and pollution.

From a strictly commercial perspective, using drones to combat water pollution offers several distinct advantages over other existing methods:

1.	Drones can enter environments and endure weather conditions that are too uncomfortable for humans or impossible for humans to endure.

2.	Drones do not fatigue. They can operate continuously (save for battery recharge and essential maintenance) and at consistent levels of performance, which guarantees productivity throughout a shift.

3.	Drones do not care about status and will not balk at “menial” work.

4.	Drones, when battery-powered like our WasteShark, are greener than existing methods. Currently, almost all other methods of waste collection (e.g., diesel-powered vessels) burn fossil fuels to operate.

5.	Drones, when equipped with collision avoidance like our WasteShark, can operate beside other commercial maritime operations, whereas other methods require bodies of water to be closed-off, which interrupts business and disrupts economic activity.

6.	Drones, when autonomous like our WasteShark, require a greatly reduced operational budget versus other methods.

All of these advantages result in significantly reduced costs and higher levels of productivity than other methods of combating water pollution.

Worldwide, water health management has gained immense traction. Some headlining data include:

●	The economic cost of marine plastic pollution is very high. In 2019, Deloitte Touche Tohmatsu Limited estimated that the impact on tourism, fisheries and aquaculture was at least $6-19 billion globally in 2018. It is projected that by 2040, there will be “$100 billion in annual risk for businesses, if governments require them to cover waste management costs”.

●	In 2019, the Our Ocean Conference, hosted by Norway, generated pledges worth $64 billion to protect the world’s oceans. Specific commitments focus on marine pollution, sustainable fisheries, and marine security, all of which our ASVs support by removing harmful debris and collecting environmental data.

●	In 2020, the European Union reserved a budget of €6.1 billion for the period 2021-2027 for the European Maritime, Fisheries & Aquaculture Fund (“EMFAF”), which took effect in July 2021. The purpose of EMFAF is to provide financial support to innovative projects that protect and sustainably use the oceans and their resources. The EU is committed to supporting the blue (marine) economy with circular economy systems and technology which, it expects, will generate 700,000 new jobs and reduce carbon emissions by 43% by 2030. Our ASVs address these three emerging EU policy goals at once.

●	In 2021, the global water and wastewater treatment market was valued at approximately $282 billion, rising to approximately $302 billion in 2022. This market is projected to grow to $489 billion in 2029, a compound annual growth rate of 7.1%. Over 40% of the world’s population live in areas denoted as under “critical water stress”, which makes effective and low-cost water health management a critical concern for the world’s governments.

●	In June 2022, the European Union allocated in its 2023 budget €708 million to LIFE, the only European program dedicated exclusively to environmental concerns and climate action. LIFE’s total budget for the period 2021-2027 is €5.45 billion.

United States Market

We intend to focus specifically on the U.S. market in the near term.

U.S. Market: Water Pollution

According to the U.S. Environmental Protection Agency (“EPA”), harmful algal blooms (“HAB”) “are a major environmental problem in all 50 states” Certain government actions demonstrate the United States’ commitment to improving the country’s waters. In 2009, President Barack Obama signed Executive Order 13508, which focuses on the protection and restoration of the Chesapeake Bay, one of the United States’ most important estuaries. The Executive Order noted that water pollution in the Chesapeake Bay prevents the attainment of existing state water quality standards and the “fishable and swimmable” goals of the Clean Water Act. The EPA leads the federal efforts to protect the Chesapeake Bay. On November 15, 2021, President Biden signed the Bipartisan Infrastructure Law, which included a $50 billion investment to the EPA to strengthen the nation’s drinking water and wastewater systems.

U.S. Market: Tourism and Real Estate

Data from the EPA shows that the United States tourism market loses close to $1 billion each year due to bodies of water that have been affected by nutrient pollution and algal blooms. The real estate market is also adversely affected by polluted water. Waterfront property values can decline because of polluted water and the odor caused by algal blooms. According to the EPA, clean water can raise the value of waterfront properties by 25%.

U.S. Market: Commercial Fishing and Drinking Water

Algal blooms can kill fish and contaminate shellfish, thereby harming the fishing and shellfish industries. In the United States, annual losses to these industries from nutrient pollution are estimated to be in the tens of millions of dollars.

Algal blooms and nitrates can drastically increase water treatment costs in drinking water sources. For example, nitrate-removal systems in Minnesota caused supply costs to rise from 5-10 cents per 1000 gallons to over $4.00 per 1000 gallons.

Competition

RanMarine’s competitors are new ASV companies developing similar technology and companies from adjacent cleaning technologies (non-ASV) that are currently state-of-the-art and are in the market.

RanMarine’s WasteShark was the first commercially available water-cleaning ASV of this type. Subsequent to launching the first commercial units, our ongoing R&D efforts have created a product which specifically improves the end-user experience and utility of our solutions. Our R&D is protected with design patents, including trash basket design features and protective shrouds that prevent fouling of ASV thrusters (motors). As an organization, we believe that our time in this market, and the extent of our real-world learnings and customer experience gives us a significant advantage in this market.

We believe the market is ripe for our products because today’s solutions to remove floating debris from water fall short. The current ASVs in distribution have several shortcomings, including but not limited to:

●	Single purpose usage, either cleaning or monitoring water, but not both
●	Producing carbon emissions and contributing to a different environmental problem (climate change)
●	Require paid labor which increases safety risks
●	Too large, making them less accessible to trash chokeholds
●	Too expensive in both capital outlay and running costs
●	Not commercially available at scale
●	Lack real-time mobile communication
●	Inability to collect enough debris to make the product commercially viable

Other manufacturers have followed us into the market and we expect additional competitors to enter this market within the next several years. For example, Geneseas by Recyclamer Innovation is in its pilot stage and the Clearbot by Razer entered the market in 2023. As new technology enters the market, we expect that we will experience significant competition. With respect to the WasteShark, we also face strong competition from established manufacturers, such as the IADYS JellyFishBot and the Orca-Tech Smurf.

Top Four Waste Clearing ASV Alternatives in RanMarine’s Markets

Name	Type	Fuel	Stage
Clean Earth Rovers	ASV + basket	Battery	Startup / Prototype
Geneseas	ASV + basket	Battery	Startup / MVP / in market
ClearBot	ASV + conveyor	Battery	Startup / MVP / in market
Orca	ASV + conveyor	Battery	Startup / Commercial

Top Four Adjacent Maritime Waste Clearing Alternatives in RanMarine’s Markets

Name	Type	Fuel	Stage
“Pelican” Boats (various)	Mid-size catamaran utility boat	Fossil	Commercial
SeaBin & Collec’Thor	Fixed position collection	Electricity mains supply (24-hours)	Commercial
Skimmer vessels	Large catamaran + conveyor	Fossil	Commercial
Water Witch	Midsize catamaran + collection basket	Fossil	Commercial

We believe some of the primary competitive factors in our market are:

●	technological innovation;
●	product quality and safety;
●	service options;
●	product performance;
●	design and styling;
●	brand perception;
●	product price; and
●	manufacturing efficiency.

Some of our current and potential competitors may have greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. While we are currently ahead and have focused on waste removal specifically, investment in commercial growth and market share is essential.

In addition, many of these companies have longer operating histories and greater name recognition than we do, although they have only recently started to enter the ASV market. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively. We believe RanMarine has a strong advantage of having developed vessels from the ground up as electrically powered and delivered; we see that some companies who have been building traditional waste-clearing vessels have struggled to reverse engineer their platforms to solely electrically powered versions.

We expect competition in our industry to intensify in the future in light of increased demand for climate change solutions and clean water. Our ability to successfully compete in our industry will be fundamental to our future success. We might not be able to compete successfully in our market. If our competitors introduce new products that compete with or surpass the quality, price or performance of our ASVs or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Sales and Marketing

The Company has identified the following market sectors for sales activities:

●	Cities and Government - includes public agencies at both national and local/municipal levels, as well as Smart City programs and other publicly-funded initiatives.

●	Commercial Property - includes high-end waterfront property, residential developments, leisure and theme parks, golf courses, and any other private property built on or around water.

●	Ports, Harbors and Marinas - includes commercial ports (handling large container ships), local harbors (handling smaller commercial craft, such as fishing boats), and marinas housing private leisure craft.

●	Third-party Service Providers - includes NGOs, waste management companies and other organizations performing services that would otherwise be done by the owners or managers in the segments described above.

●	Sponsorships - includes larger organizations who can act as a sponsor by donating our ASV to parties mentioned above on a permanent or temporary basis.

Typical buyer personnel for these verticals are a combination of sustainability managers, innovation offices, water authority procurement office (waste management), facilities managers, operations directors, and general managers.

We typically attend trade shows with a maritime, municipal/waste management and drone technology focus. Recent trade shows attended by RanMarine include CES 2022 (U.S.), METS Maritime (the Netherlands), Hannover Messe (Germany), Green Boat Show (UK), and Pollutec (France). With a focus on U.S. growth, RanMarine will be increasing its trade show presence to North America hence the attendance at trade shows like CES, Natural Disasters Expo 2023, and the Miami International Boat show amongst others.

We have been selling to customers around the world from inception. Historically, our customers are exclusively purchasing ASV products from us; however, we have introduced leasing options that we rolled out in the second quarter of 2023. Our software product is sold under a software as a service (“SaaS”) recurring subscription model. No single customer accounted for more than 10% of our revenues during our 2021 fiscal year. In 2022, 57% of our sales and 21% of our total gross margin were on sales through our main distributor partner Poralu Marine. In 2023, our sales to Poralu Marine constitute 33% of sales and 17% of our total gross margin. To date we have sold WasteShark ASVs into almost every regional or cultural bloc in the world, including:

●	North America (the U.S. and Canada)
●	Latin America (Panama)
●	Western Europe (UK, Ireland, Netherlands)
●	Eastern Europe (Romania)
●	Scandinavia (Denmark)
●	Western Africa (Nigeria)
●	Southern Africa (South Africa)
●	The Middle East (United Arab Emirates, Lebanon)
●	South Asia (India)
●	Southeast Asia (Singapore)
●	North Asia (South Korea)
●	Oceania (Australia)

Our customers to date include:

●	The World Wide Fund for Nature (“WWF”, previously the World Wildlife Fund)
●	Disney World, Florida
●	Universal Studios, Florida
●	The Port of Houston, Texas
●	Hudson River Trust, New York
●	The Port of Halifax, Canada
●	The Port of Toronto, Canada
●	Plymouth Council, United Kingdom
●	City of Dordrecht, Netherlands
●	City of Aarhus, Denmark
●	City of Cape Coral, Florida
●	Ministry of the Environment (Ministerio Ambiente), Panama

Despite limited spending on marketing and sales, we have also enjoyed global recognition as innovators and thought leaders, including:

●	CES Innovation Award, Las Vegas 2022 (winner, Outstanding Design & Engineering in Consumer Electronics)

●	Zayed Sustainability Prize, Abu Dhabi 2020 (runner-up)

●	Profiled by the Harvard Business Review, Fortune magazine, the BBC and CNN

●	TEDx presentation, Cape Town, South Africa, December 2017 by Richard Hardiman, “The Accidental Environmentalist”

●	Chief Executive Officer (“CEO”) and Founder Richard Hardiman awarded the AACSB International Honoree award for impact in Sustainability and Corporate Social Responsibility (“CSR”) leadership

RanMarine products are seen as innovative and cutting-edge technologies rather than ubiquitous tools with established markets. Due to this, our customers require “hand holding” to get deals across the line. We have established that onsite demonstrations, tradeshows and testimonials are a clear path to new sales opportunities once a lead has been acquired. Pandemic lockdowns and restricted travel of the past two years have hindered our ability to be present in front of customers, but we have seen that since travel has opened up, our sales leads and pipeline have grown.

Historically, sales have been focused on government agencies wanting to clean, or shown to be cleaning government-maintained water spaces (canals, rivers, lakes etc.) along with sponsored NGO purchases targeting plastic cleanup. In the past 24 months we have seen a shift towards commercial entities (hotels, theme parks, pond owners, housing associations) wanting to purchase products to maintain their water spaces. Typically, commercial customers are looking to save on labor or running costs and are viewing our products through this lens.

Sales and Marketing Plan

Sales Channels

Our sales are realized through direct and indirect (distributors) sales. Direct Sales: Historically, most of our direct sales were generated from leads provided through our website at www.ranmarine.io. After a potential customer reaches out to us initially via the website, we contact them and talk through the problem(s) they are trying to solve. We then discuss the WasteShark and its capabilities and provide information on purchase and leasing options. After we have a clear understanding of customer requirements, and we believe that there is a good fit with our WasteShark’s capabilities, we will issue a written quotation which is valid for 30 calendar days. Upon receipt of a uniquely indexed customer purchase order, RanMarine will send the customer an invoice for the full retail price of the product(s) to be supplied. While RanMarine personnel liaise with shipping agents on behalf of the customer for product delivery, the customer is liable for payment of freight and packing materials. Historically, typical lead-time from receipt of payment to shipping was six weeks; however, as we have ramped up production, the lead time has declined significantly.

RanMarine has made the strategic decision to build a direct sales force that will focus on initiating sales discussions with potential customers. The focus of the direct sales team, at least initially, will be Europe as well as the U.S. and will co-exist with our distribution partners in those markets. In 2022 we hired a sales director, based in Europe, to begin setting up this organization and refining our go-to-market strategy. In 2023 we began building the U.S. based direct sales team. With the proceeds expected from the IPO we will significantly grow our direct sales force in 2024 and anticipate continued significant growth in 2025.

Indirect Sales. Our distribution channels include a network of private-label distributors and regional distributors.

Private-label Distribution. Poralu Marine, under its “Searial Cleaners” brand, sells marine waste cleaning ASVs and solutions into their 42 distributorships around the world. Pursuant to an agreement entered into with Rotax Marine, a subsidiary of Nova Nautic SAS operating under the brand name Poralu Marine, or Poralu Marine, in April 2021, or the Poralu Marine Agreement, Poralu Marine sells our WasteShark ASV as the “Pixie Drone” under its Searial-Cleaners brand. The agreement places no restrictions on pricing. For more details about the Poralu Marine Agreement, see the section “Material Agreements”. Poralu acts as a master distributor for RanMarine products in territories ranging from, but not limited to, Monaco, Israel, Greece, Canada, Turkey and the U.S.

Regional Distributors. We also partner with direct distributors in the U.S., South Korea, India, Israel, Italy and Australia through our standard non-exclusive distributor agreement. These companies promote, publicize and market our ASVs and related services in their territories. We see significant opportunities to expand our network of distribution partners around the world. We are establishing a Distributor Management organization to help support existing distributors as well as seek out qualified new distributors in key markets where we are currently under represented.

Through our distribution partners we are currently selling our ASVs in the following markets:

Distributor	Territories
Ashdod-Yam Ltd Marine Equipment Services	Israel
Berky GmbH	Germany / Malaysia / Thailand
Deep Supplies Pty Ltd	Australia
PROBOTEK PC	Greece
Surge Systems India Pvt. Ltd	India
G&C Marine Group LLC	USA
Poralu Marine / Nova Nautic SAS	Global Reseller
Agri Ledger	USA / Canada / Sub-Saharan Africa

Sales Regions

Now that we have a proven technology, many marquis customers, a rapidly growing product line and new financing options, we plan to aggressively expand our direct sales force in Europe and the U.S. to pro-actively approach new customers and to aggressively expand our distributor network in new countries/markets.

Until early 2022, our sales had been reliant on web-based inquiries and limited direct sales efforts through the sales team based at our Rotterdam offices. Our broader direct sales strategy is to focus now on Europe as well as continuing to expand our presence in the U.S. during the course of 2023. Inbound inquiries from territories outside of these markets will be dealt with on a case-by-case basis. In regions outside of the EU and U.S. we allow our distributors to develop sales with RanMarine handling supply of product

We hired a sales director in 2022 to lead the expansion of our direct sales effort. His focus has been on learning our products and the business as well as developing an understanding of the local and international markets. Our focus now has been on identifying specific market sectors and formulating an approach strategy and by doing so give the sales efforts strong focus and direction. In the near future, we expect to develop and refine our go-to-market communication strategy as well.

These initial efforts have resulted in a suitable sales pipeline. Due to our products all being original equipment manufacturer (“OEM”) and unique in their design and implementation, the effect this has on the sales cycle is a prolonged duration from initial lead contact to closing a deal, emphasizing the importance of establishing a robust sales pipeline. Customers are placing orders for our new products prior to their market readiness, which we believe indicates strong future demand for our products.

In 2023 we started to build a direct sales force in the U.S. While we see opportunities all over the U.S., based on existing customers as well as inquiries through our website, we believe the bulk of initial volumes will come from the Southern Tier of States (North Carolina, Florida, Texas, Arizona and California). Our current intent is to have direct sales and support people in multiple locations throughout the U.S. to better support the growth of existing clients and aggressively source new clients. We also intend to continue to expand our distributor network in the U.S. in a disciplined way. We expect significant growth in ASV sales in the U.S. in 2024 and beyond due to the combination of significantly expanded sales teams (both direct RanMarine sales employees as well as distributor partners), significant expansion of our product line, new financing and trial options and the availability of a significant number of demonstration units to better show potential customers the benefits our products offer to their specific situation.

We currently intend to begin assembly operations in the U.S. in 2025 either through a third party or directly managed by us. The general location of this assembly operations will be determined based on our best view of North American volumes for the period beginning 2024 through 2027. North American sales would include direct and distributor sales for the U.S., Canada and Mexico.

Product Offering

Direct Sales and Leasing

Most of our sales so far have been unit sales. Although we see sufficient potential to expand those sales, we plan also to offer other purchase options to our customers. Feedback has also shown that many commercial entities and some government agencies have preferred to look at operational budgets to acquire our products rather than use capital budgets: consequently, we have developed a leasing model to service this preference. Leasing and Subscription options were introduced in 2023 and are currently offered directly by the Company and only through in-house sales teams to customers located in Europe and North America.

Software as a service

Software as a service (“SaaS”) was introduced in the third quarter of 2021, with the first recurring invoices being collected in the third quarter of 2022. RanMarine has developed the “RanMarine Connect” (“RM Connect”) customer portal, which is a web-browser based interface allowing for:

● ASV management (e.g. system health/status parameters, ASV location & operation monitoring)

● ASV device control (e.g. creating autonomous routes, defining operating parameters: operating location, as well as “home” location for return-to-home functions)

● Access to operating & environmental data collected by ASVs (e.g. frequency of usage, battery usage, mileage undertaken, water quality sensor data, bathymetric data)

Since the first quarter of 2022, all RanMarine ASV products require subscription to RanMarine Connect, which improves the ability to forecast revenues based on the volume of units sold.

Building Recurring Revenue Streams

We have historically driven the bulk of our revenues through product sales. We are working to build up multiple recurring revenue streams over time to complement our product sales. The first was our Ran Marine Connect product where there is an annual fee charged. In 2023, we rolled out several leasing options for up to three years, as well as a sponsorship model that would provide monthly revenues over time. We are also exploring a subscription or rental model where a customer could rent an ASV for a monthly fee as long as they want, subject to a minimum term.

Historically, our ASVs have not been field upgradable. We plan to be able to offer some level of field upgrades on new WasteSharks in 2024. This would potentially allow the upgrading of a manual WasteShark to an autonomous one or adding one or more new data sensors. The intent is to be able to mine incremental revenues over time from our installed base of ASVs.

We also believe there is an opportunity to establish a direct services business where we operate our ASVs to help clients deal with Algae/Biomass or floating trash issues in bodies of water either too small to warrant the purchase of an ASV or that the client does not have the desire to operate the ASV themselves. We intend to test this concept in 2024.

Environmental and Social Governance Reporting (“ESG”)

Our technology and products have a positive impact on the environment. We are currently developing with PWC a standard set of ESG reporting elements for each type of ASV. Via the RanMarine Connect portal we can provide our customers with data and reports that can be included in their ESG reporting. See “Environmental and Social Governance Impact” for additional details.

Sponsorship

To further expand our sales we have developed a sponsorship concept whereby a sponsor either leases or purchases our ASVs for the end user of the sponsored products or merely buys sponsorship and branding rights for one or more ASVs for a defined period. Final users can be an organization that maintains a water environment or organizes a water and/or sail event (like Volvo Ocean Sail Race). Our sponsorship concept aims to benefit all interested parties, the sponsor, RanMarine and the final user of our products.

The environmental agencies and NGOs are being provided a new and effective means to capture waste. In order for the concept to work effectively we are engaging with environmental agencies and NGO’s and other interested entities such as ports and marinas as well as sail events. To date, the interest from environmental agencies has been significant – we have the interested recipient locations, we only now need to find sponsors, which will grow with time.

The sponsors not only get to fund an environmental project placement but gain valuable monthly data insights (via RanMarine Connect) which they can include in their annual ESG reports. In summary the value proposition to sponsors is:

●	Unique and meaning environmental project participation.
●	Visual awareness through the branded WasteShark unit.
●	Monthly data insight reports, noting WasteShark efficacy and yield information.
●	Effective and quantifiable CSR and ESG fund placement.
●	Flexible options to suite sponsor requirements (locations, duration & sectors).
●	Positive, measurable and impactful public relationships communication.

In the first quarter of 2023, we launched our first sponsor with Aqua Libra (BritVic LON: BVIC) sponsoring a WasteShark ASV to clean the waters at Canary Wharf in London, England. We have other inquiries now pending as well. We believe this will give us tremendous opportunities to place our products into environments where they are being utilized, while creating income for the Company.

Grants and Subsidies

Grants

Access to grant funding has accelerated RanMarine’s technology development. In addition to the funds, the grants enable us to extend our network, get access to scientific resources and test facilities, providing a real-world testing environment for our technology. Further the grants process requires us to define, monitor and manage our R&D projects. Through product demonstration we can promote ourselves commercially and build relationships with potential customer and other stakeholders.

Due to the innovative and good cause aspects of our technology, we have been able to obtain significant grants. The following table shows all grants the Company intends to apply for, has applied for, been granted or are pending.

Name	Status	<2022	2023		2024	Total
Dutch Good Growth Fund	Granted	€307,510		€-	€-	€307,510
EU Horizon 2020	Granted	€50,000		€-	€-	€50,000
Partners for Water	Granted	€54,026		€-	€-	€54,026
EU Digital Cities	Granted	€398,737		€-	€-	€398,737
EIC Green Deal	Granted	€1,542,035		€-	€-	€1,542,035
RIMA	Granted	€25,000		€-	€-	€25,000
MIT (Dutch Regional Fund)	Granted	€88,780	€		€-	€88,780
Waddenzee fonds	Granted	€156,000	€		€-	€156,000
Circulaire ketenprojecten	Granted	€16,925	€		€-	€16,925
DHI Grant (for Canada)	Granted	€48,780				€48,780
SLIM regeling	Granted	€-		€25,000	€-	€25,000
MIT R&D	Granted	€-		€78,372	€-	€78,372
Impact Cluster Durban	Applied	€-	€		€355,000	€355,000
MDIEU	Applied	€-	€		€147,064	€147,064
Life grant	To be applied	€-		€-	€1,900,000	€1,900,000
		2,687,793		103,372	2,402,064	5,193,230

R&D of new technologies and products is a core element of our strategy and qualifies us to the many available funds, including access to new markets beyond EU funding such as grant funds in the U.S. and United Kingdom.

Subsidies

A very important R&D subsidy in the Netherlands is the Wet Bevordering Speur-en Ontwikkelingswerk (“WBSO”). With the WBSO, the government encourages entrepreneurs to innovate. The subsidy is a wage tax compensation for identified R&D activities. Over the last 3 years RanMarine has received on average €135,000 of WBSO subsidies. This annual subsidy is expected to continue over the next 3 years.

The Dutch government has implemented the Emergency Bridging Measure for Job Opportunities (NOW) wage subsidy as emergency funding for all companies. RanMarine was rewarded €121,357 from the outbreak of the COVID-19 pandemic in 2020 until April 2022.

Information Communication & Technology Risk Management

RanMarine relies on the software and information and communication technology services (“ICT”) supplied by a number of third-party vendors:

●	Google productivity application suite (e.g. Google office automation, email, data analytics)
●	Amazon Web Services hosting technologies
●	Atlassian project and product management software tools
●	Bamboo HR (Human Resources application)
●	Microsoft Business Central accounting system
●	Microsoft Office desktop applications
●	LastPass Authentication Management
●	Microsoft and Linux Operating System software
●	HSUARNET Virtual Private Network services
●	Balena software and deployment management
●	Programming software: ROS, C++, Python, Django, Angular, React, PostgreSQL

RanMarine enforces internal 2-factor authentication, password complexity standards and password renewal policies for cloud hosted applications and office productivity software tools. We ensure a separation of duties for staff responsible for software account management and those staff involved with programming or software configuration access functions. RanMarine utilizes secure password services to protect application and system passwords, provided by a third-party vendor.

A security breach within third-party based software applications would present a risk to our ability to continue business operations, and to the personal data of our employees. Business interruption as a result of a security breach at a third-party supplier is mitigated by data backup procedures. Company files and electronic assets (including emails) are stored on cloud-based platforms with backup procedures in place.

The software we develop as a company is access controlled, and customer authentication information is stored in an encrypted form. The software developed within RanMarine is subject to daily backup procedures, and source code material is access controlled and stored in encrypted format.

Customer information stored at RanMarine is limited to name, email, telephone and email address contact data. RanMarine does not store financial banking information or other sensitive personal information of customers. The customer data contained within RanMarine’s software systems is not of a personal nature, and relates to the operation of the products we sell (ASVs) and information recorded by sensors contained in those products whilst they are in use. Product data that is stored within our systems is subject to daily backups. Data interchange between RanMarine’s cloud-based applications and ASV software systems is encrypted and secured using a virtual private network service.

In terms of product supply chain logistics specifically, RanMarine is not currently reliant on a system of automated planning, ordering and processing. Human-triggered interaction is required to interact with vendors across the RanMarine supply chain process. All components within our products have alternative vendors, as RanMarine does not buy directly from OEMs at this stage. The implication is that a security breach at a parts/BOM supplier would be mitigated by the existence of an alternative supplier for that system or component.

Government Regulation

RanMarine aims to follow and adhere to all applicable government oversight and regulation. While current legislative and regulatory requirements are not defined globally, each territory and waterspace is assessed independently to enable adherence to local regulation requirements. RanMarine adheres to the Lloyd’s Register of Autonomy definitions and classes our ASVs under Levels 1 through to 3 at this stage. Lloyd’s Register is a global professional services company specializing in engineering and technology for the maritime industry, provides a unifying classification system for autonomously or remotely (cyber) controlled ships:

●	Level 0: No cyber access – no assessment – no descriptive note – included for information only.

●	Level 1: Manual cyber access – no assessment – no descriptive note – included for information only.

●	Level 2: Cyber access for autonomous/remote monitoring.

●	Level 3: Cyber access for autonomous/remote monitoring and control (onboard permission is required, onboard override is possible).

●	Level 4: Cyber access for autonomous/remote monitoring and control (onboard permission is not required, onboard override is possible).

●	Level 5: Cyber access for autonomous/remote monitoring and control (onboard permission is not required, onboard override is not possible).

Due to its size, the WasteShark is not always governed by these attributes; however, the autonomy classes help the Company to guide and define future development. In practicality, the authority over the customers’ waterspace has the final say about permission to operate; permission has rarely been denied, unless the waterspace has a sensitive government or commercial nature.

While automotive and aerial autonomous vehicles and craft are established and continue to be developed in many regions, regulations for smaller surface and marine vessels (e.g., RanMarine’s current WasteShark) are not maturely developed. With a predominantly public market at this stage, RanMarine relies on the water authority purchasing the equipment to authorize permission and safety regulations governing the use of our products in its waters. Typically, this is a local harbor or port authority, or federal or state public official or agent. Private and commercial clients are able to use the vessels in their waters without such regulatory oversight.

Instances of local authority sign-off can be found with RanMarine customers such as Port of Houston, Texas, Port of Aarhus, Denmark, Waterways Ireland, Ireland and the City of Cape Coral, Florida.

Our WasteShark, MegaShark and SharkPod are less than seven meters in length and, therefore, are not considered vessels and fall outside the maritime definition. However, these regulations (where they exist) are in their infancy and may change. To that end, RanMarine remains in constant contact with its Marine Autonomy network to make sure that developing regulations are known but also guided, where possible, by our active input.

RanMarine follows the Comité Maritime International, which is establishing an International Working Group on Maritime Law in order to regulate and standardize accepted practice and regulation around ASV operation and safety. In the interim, Maritime UK has also published a code of practice for ASV and maritime working vessels for ASVs below 24 meters in length, which is also used as our current standard.

Environmental and Social Governance Impact

We believe our technologies and products have a positive contribution to the environment as they:

●	Collect plastic trash from freshwater areas and marine areas (lakes, canals, rivers, dams, ports, harbors and marinas)
●	Collect harmful and unwanted biomass from water (harmful algal blooms, unwanted and prolific water-based plants that choke rivers and impact water quality (e.g., water hyacinth, eelgrass, sargassum)
●	Collect water quality and environmental data, which can be viewed in real-time or stored for later analysis
●	Are electrically powered, with the implication that it releases no harmful greenhouse gasses during operation (batteries can be re-charged with green energy sources)
●	Can be operated and used by unskilled personnel with no demand for a specific level of education
●	Can be used in areas that may be hazardous or which present a risk of harm to human health (e.g., diseased water from presence of harmful algae, water with dangerous wildlife, water polluted with chemical or oil-based contaminants)

The UN’s Sustainable Development Goals:

1)	Goal 14: Conserve and sustainably use the oceans, seas and marine resources

- the WasteShark removes floating man-made pollution from the ocean in ports, harbors, marinas and coastal waters near the ocean, before this reaches the ocean

- the WasteShark can remove ocean-bound waste and man-made pollution from rivers and water bodies that result in debris run-off into the ocean

- the WasteShark can collect water quality data which allows for improved awareness of the water quality in marine environments

- the WasteShark can collect other environmental data (e.g., pictures of marine assets) for improved awareness and monitoring of critical environmental health indicators (e.g., silt build-up, images of flora and fauna)

- data that a WasteShark collects can be viewed in real-time, and historical data can be used for further deep analysis (trends and correlations)

- data provides a foundation for pragmatic trend analysis (e.g. impact of pollution removal on water quality over time)

- data also provides a foundation for analysis of debris types and sources of unwanted pollution, adding insight to enable proactive management water bodies and marine areas

2)	Goal 13: Take urgent action to combat climate change and its impacts

- the WasteShark is an electrically powered cleaning vessel and emits no harmful greenhouse gasses during operation

- plastic waste collected can be recycled, which has a significantly lower carbon impact than virgin plastic product processes

- unwanted biomass (macro and micro-algae) can be collected and support biomass-based carbon sequestration activities (e.g., bioplastic and biofuel production)

3)	Goal 12: Ensure sustainable consumption and production patterns

- collected debris can be repurposed into building materials in a sustainable manner (relevant for both collected plastic debris as well as unwanted biomass), creating a sustainable commercial lifecycle with economic benefit to communities

- water quality is improved as a result of removing pollution from waterways (land-based as well as marine)

- impacts of economic activity on water quality can be monitored, and collected data used to provide additional insight into water (and economic activity) management practices and policies (e.g., nitrogen levels in water)

- material collected as unwanted water-based biomass can be used for fertilizers, feedstock for industrial and pharmaceutical products

4)	Goal 10: Reduce inequality within and among countries

- as a waste collection vehicle, the WasteShark provides an opportunity for the creation of new jobs and commercial ecosystems in developing world economies specifically

- removal of unwanted biomass and waste from water creates job opportunities within the waste management and recycling sectors

- improvement in water quality will enhance the lives of those living near water, or who are dependent on healthy marine ecosystems for survival (e.g., tourism, fishing industries)

5)	Goal 9: Build resilient infrastructure, promote sustainable industrialization and foster innovation

- recycling and repurposing of collected waste from marine and aquatic environments provides new avenues for industry and feedstock into existing industries

- a WasteShark is a tool for empowering developing nation participants to improve water quality and generate commercial value at the same time

6)	Goal 6: Ensure access to water and sanitation for all

- removal of debris from lakes, rivers and other freshwater areas will improve water quality over time (this is relevant to both man-made materials as well as unwanted harmful micro- and macro-algae)

- as a mobile platform for sensors, the WasteShark offers the opportunity to collect data in a flexible and agile manner to inform water quality monitoring and decision-making

7)	Goal 3: Ensure healthy lives and promote well-being for all at all ages

- by removing water-based pollution, the WasteShark is a tool for improving the quality of drinking water and swimming water (particularly relevant to the removal of harmful algae)

- collection of water-based environmental data provides for the opportunity to monitor and proactively intervene in water quality management processes

- the WasteShark can clean areas that may present a risk to human health and wellbeing, so that operator wellbeing is protected

Employees

As of May 14, 2024, we employed a total of 32 employees in our principal executive offices in Rotterdam, the Netherlands, with a functional break-down as follows:

Function	No. of Personnel
Executive Team	3
Software and Robotics	13
Product Engineering and Technicians	4
Sales and Marketing	6
Customer Experience	3
Finance and Administration	2

RanMarine is a member of the Workers Council “Klein Metaal”, which is an industry bargaining council body in the Netherlands. Membership in this bargaining council is required by law, owing to the nature of our activity (manufacture of maritime ASVs). The bargaining council membership allows us to participate in wage negotiations and other key terms of agreement between employers and employees governed under the bargaining council.

Legal Proceedings

We are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party. As of the date of this annual report, no director, officer or affiliate is a party adverse to us in any legal proceeding or has an adverse interest to us in any legal proceeding.

Seasonality

We have not experienced seasoned fluctuations in our current principal business. Due to our limited operating history in our current core business, the seasonal trends that we experienced are not necessarily indicative of the seasonal trends that we may experience in the future.

Intellectual Property

We regard trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and from time to time we rely on copyright and trademark law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. A description of our Intellectual Property is outlined below:

Patents

RanMarine relies on patents and design registrations to protect its intellectual property, and does not rely on any third-party patent licenses. As of the date of this annual report, RanMarine holds design registrations and has pending patents applications for vessel design and vessel docking technology, with a view to further patent applications for additional products as these progress through the design process.

As a matter of innovation and R&D, RanMarine routinely updates and registers new potential IP and patent applications. The Company will continue to do so with future projects, development and product releases.

Trademarks

RanMarine has registered the following trademarks for its current products.

Title	Jurisdiction	Registration No.
WASTESHARK	EUIPO	016772915
WASTESHARK	United States	5,927,045
WASTESHARK	WIPO	1378359
WASTESHARK	India	1378359
WASTESHARK	Australia	1378359
WASTESHARK	New Zealand	1378359
WASTESHARK	United Kingdom	UK00916772915
WASTESHARK	Japan	1378359
WASTESHARK	Singapore	1378359
POOLSHARK	BENELUX	1015362
SHARKPOD	BENELUX	1015361
CHEMSHARK	BENELUX	1015360
OILSHARK	EUIPO	018278161
OILSHARK	UK	UK00918278161
DATASHARK	EUIPO	018278162
DATASHARK	UK	UK00918278162
MEGASHARK	EUIPO	018746998
OMEGASHARK	EUIPO	Pending
SHARKPOD	EUIPO	018747001

The WasteShark operates under the trademark “WasteShark”, which is registered in the regions outlined above, under applicable intellectual property laws.

This annual report contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this annual report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. In total RanMarine has sixteen (16) trademarks registered worldwide.

RanMarine intends to apply for additional trademarks for its future products.

C.	Organizational Structure

The current corporate structure of the Company is outlined below:

As part of a reorganization in December 2022, we formed RanMarine B.V. and RanMarine USA, both as wholly-owned operating subsidiaries of RanMarine to which we have transferred the operating business. As a result, RanMarine Technology B.V. is the parent holding company of RanMarine B.V. and RanMarine USA, our wholly-owned operating subsidiaries.

D.	Property, Plants and Equipment

Our principal executive offices are located at Galileistraat 15, 3029 AL Rotterdam, the Netherlands. Our main telephone number is +31 6 16952175. RanMarine entered into a 5-year lease agreement on January 1, 2021 for office and workshops. This lease agreement has been extended from 1 July 2023 to the end of August, 2028. This lease renewal includes additional space to facilitate our growth plans. After the five-year lease is completed, a clause exists allowing for the automatic renewal of the lease if the tenant or lessor do not give notice of termination. Notice of termination must be made 6 months before the end of the lease. Refer to Note 2.2.8 for additional disclosures.

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans. We believe that our current property rights are sufficient for our current operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Risk Factors” and elsewhere in this annual report on Form 20-F.

A.	Operating Results

Introduction to the Company

“The Company”, “RanMarine”, “RanMarine Technology” refers to RanMarine Technology B.V., which was incorporated April 12, 2016.

The Company is a cleantech company that designs, manufactures and sells autonomous surface vessels (or “ASVs”). As a technology company, our specific market focus is providing robotic vessels to harvest harmful plastic pollutants, oils and algae/biomass from water while collecting critical water quality data.

Our mission is to empower people, companies and governments across the planet with the ability to restore the marine environment to its natural state via autonomous electric vessels. Our data-driven autonomous technology and our patent protected devices create this opportunity by cleaning and monitoring our communal waters with zero emissions.

Also known as “aquatic drones”, our ASVs clean the surfaces of waterways, canal systems, ponds, marinas and ports. While working, our ASVs also capture real-time quality data to help our customers make informed decisions about the quality of the water they operate in.

We focus on what we call “at source” pollution – our belief is that if The Company focuses on where the majority of the floating pollution is coming from, then we will reduce the pollution that ends up in the oceans. Much like vacuuming continuously to clean a home of dust before it builds up, The Company wants to efficiently and continuously “vacuum” waterways, so there is minimal build-up of waste and pollution using automated technology.

As well as directly removing pollution from inland and coastal waters, The Company’s ASVs are data-enabled and can be fitted with water quality sensors that allow customers to closely monitor, in real time, the environment and makeup of their water. Our ASVs relay sensor data back to RanMarine Connect, our cloud-based control and data management system with each data point collected timestamped and Global Positioning System (“GPS”) tagged. This acts as a basis for accurate measurement and reporting on the environmental impact of our solutions over time: valuable insight which can be used for credible organizational environmental, social and governance (“ESG”) reporting.

We are based in Rotterdam, the Netherlands. As the largest commercial port outside of Asia, Rotterdam offers a number of advantages for a technology-led company like RanMarine. As the largest seaport in Europe, Rotterdam has a strong maritime history, and is well known as a center for European maritime innovation. Thanks to the presence of specialized educational institutions such as Erasmus University and the Scheepvaart & Transport College (Shipping & Transport College), maritime and technological knowledge is constantly developing in this region.

Personnel

As of December 31, 2023, we employed a total of 32 employees in our principal executive offices in Rotterdam, the Netherlands, with a functional break-down as follows:

Function	No. of Personnel
Executive Team	3
Software and Robotics	13
Product Engineering and Technicians	4
Sales and Marketing	6
Customer Experience	3
Finance and Administration	2

Summary of 2023 Activities

The Company’s sales increased 50% year on year for 2023 to €650 thousand which represented growth of €217 thousand over 2022. On a unit basis, 31 ASVs were shipped during the year up from 22 in 2022.

Historically a significant driver of direct sales has been inbound inquiries through our website. Our direct sales in 2021 were principally driven by leads received prior to the pandemic. In the first two quarters of 2022, the Company was still feeling the effects of a significant decline in inbound inquiries received during the pandemic, as well as our decision to minimize outbound marketing efforts to conserve costs. In 2022, we made the decision to build up an outbound direct sales team to actively initiate sales discussions with potential customers vs just reacting to inbound sales inquiries. We hired a Global Head of Sales in mid-2022 with a mandate to build an outbound sales team both in the EU and the US with a view to driving strong growth in direct sales in 2023 and beyond.

In 2023, we refined our future product development plan including the launch of a new version of the WasteShark and the design and prototyping of the MegaShark platform.

In addition, Management focused on restructuring its team and professionalizing its business processes, building up key skills in areas such as finance and accounting, Human Resources, product development and product assembly. Building more disciplined processes and hiring key skills was critical to enable both the successful scaling of the business as well as the ability to support the ability to take the Company public.

Our business plan for the next five years, including specific deployment of the fundraise from the initial public offering (“IPO”) once consummated, puts our commercial focus squarely on the United States and European markets.

Our gross profit margin was 44% of sales in 2023 compared to 45% in 2022.

The net loss of €5.3 million (2022: €3.2 million) was heavily impacted by the costs to prepare the Company for its planned IPO in 2023. The Company reflected costs of €2.3 million (2022: €2.8 million) related to the issuance of bridge loans in 2023. There were two components of these bridge loans. The first component was the issuance of 20% Original Issue Discount Senior Convertible Promissory Notes. The 2023 change in fair value of the Notes was €0.9 million (2022: €0.2 million). The second component of the bridge loan was Warrants that provide the right to purchase shares at an exercise price of €0.01 per share. The warrant liability was valued at €4.0 million (2022: €2,6 million) and was recognized as other expense for €1.4 million (2022: €2.6 million). In addition, the Company incurred general expenses of €1.0 million in professional fees related to the IPO.

Results of Operations 2023

Comparison of the Year Ended December 31, 2023 and 2022

The following table provides financial information for the periods presented:

	Year Ended December 31,
	2023	2022	Change	% Change
Sales	€649,880	€432,427	€217,453	50%
Cost of sales	364,820	236,531	128,289	54%
Gross profit	285,060	195,896	89,164	46%
Gross profit percentage	44%	45%	-1%	-%
Research and development	141,804	143,806	(2,002)	(1)%
Sales and marketing	605,120	203,277	401,843	198%
General and administrative	2,654,723	1,067,986	1,586,737	149%
Total operating expenses	3,401,647	1,415,069	1,986,578	140%
Operating loss	(3,116,587)	(1,219,173)	(1,897,414)	156%
Other expenses, net	(2,210,921)	(1,902,870)	(308,051)	16%
Net loss before taxes	(5,327,508)	(3,122,043)	(2,205,465)	71%
Provision (benefit) for income taxes	-	125,523	(125,523)
Net loss	€(5,327,508)	€(3,247,566)	€(2,079,942)	64%

Sales

Revenue for the fiscal year ended December 31, 2023, was €649,880 as compared to €432,427, for the fiscal year ended December 31, 2022, an increase of €217,453. This increase was the result of a significant increase of our direct sales in 2023.

Our revenue by region is as follows for the periods presented:

	Year Ended December 31,
	2023	2022
Europe	€235,086	€219,653
North America	130,034	207,883
Rest of the World	284,760	4,891
Total Revenue	€649,880	€432,427

Cost of Sales

Cost of Sales for the fiscal year ended December 31, 2023, was €364,820 as compared to €236,531 for the fiscal year ended December 31, 2022, a 54% increase. This increase was mainly due to an increase in sales as discussed above.

Gross Profit

Gross profit was €285,060 for the year ended December 31, 2023, as compared to €195,896 for the prior year, a 46% increase. This increase was mainly due to the increase in sales. Our Gross Profit Margin remained solid at 44% in 2023 vs 45% in 2022.

Research and Development Expenses

Research and Development Expenses for the fiscal year ended December 31, 2023, were €141,804 compared to €143,806 for the fiscal year ended December 31, 2022.

Sales and Marketing Expenses

Sales and marketing expenses for the fiscal year ended December 31, 2023, were €605,120 compared to €203,277 for the fiscal year ended December 31, 2022, an increase of €401,843. This increase was the result of our building up our direct sales organization starting in mid 2022.

General and Administrative Expenses

General and administrative expenses for the fiscal year ended December 31, 2023, were €2,654,723 compared to €1,067,986 for the fiscal year ended December 31, 2022, an increase of €1,586,737. This increase was driven by professional fees incurred to support a 2023 IPO as well as building up certain resources in the Company to help professionalize our processes to enable our scaling of the business and the preparation for going public.

Other expense, net

Other expenses, net for the fiscal year ended December 31, 2023, were (€2,210,921), compared to (€1,902,870) for the fiscal year ended December 31, 2022. The Company recognized €133,579 of subsidies and grants for the fiscal year ended December 31, 2023 compared to €913,280 for the fiscal year ended December 31, 2022. The Company entered into securities purchase agreements in 2022. The costs associated with these securities purchase agreements totaled €2,341,845 for the fiscal year ended December 31, 2023 compared to €2,816,150 for the fiscal year ended December 31, 2022.

Liquidity and Capital Resources

Fiscal Years Ended December 31, 2023, and 2022

As of December 31, 2023, we had €36,603 of cash and cash equivalents, with €448 as of December 31, 2022.

The following table summarizes our cash flows from operating, investing and financing activities:

	Year Ended December 31,
	2023	2022	Change
Cash used in operating activities	€(1,717,959)	€(515,448)	€(1,202,511)
Cash used in investing activities	€(626,993)	€(470,846)	€(156,147)
Cash provided by financing activities	€2,381,107	€893,934	€1,487,173

Cash Used In Operating Activities

For the fiscal year ended December 31, 2023, net cash flows used in operating activities was €(1,717,959), compared to (€515,448) used during the fiscal year ended December 31, 2022, respectively, primarily due to higher general and administrative costs primarily due to professional costs incurred to prepare the Company to become a public company.

Cash Used in Investing Activities

During the year ended December 31, 2023, €590,993 of R&D expenditure has been capitalized and €36,000 of equipment has been purchased. During the year ended December 31, 2022, €464,670 of R&D expenditure was capitalized and €6,176 of equipment has been purchased. This increase of R&D expenditure was the result of the higher R&D activities.

Cash Provided by Financing Activities

During the fiscal year ended December 31, 2023, we were provided with €2,381,107 in financing activity compared to cash provided by financing activities of €893,934 during the year ended December 31, 2022, an increase of €1,487,173. The increase is primarily generated by the cash received (€2,548,466) through the securities purchase agreements as described above.

Significant risks and uncertainties

Size of the Company

Given the size of the Company there is not yet a formal control framework in place. However, Management oversees all business and financial transactions and ensures that the fundamental controls (e.g. segregation of duties and approvals) are being applied and risks being controlled.

The Board of Directors and Company management is of the opinion that this informal risk management and internal control framework has operated as intended in 2023. There have not been any (fraud) risks or circumstances with a significant impact on the Company. The Board and Company management are committed to improve our control framework in 2023 and beyond.

Global economic conditions

The Company’s operations and performance depend on the surrounding economic context. Global financial conditions continue to be subject to volatility arising from extraordinary international geopolitical developments, such as the war in Ukraine, and the recovery from the economic recession caused by COVID-19. Risks include:

●	customers may postpone purchases of our products and services in response to tighter credit, unemployment, or other negative financial news;
●	third-party suppliers may face temporary difficulties in timeous delivery of component parts to us, which may reduce our margins and profitability; and
●	access to public financing and credit may decline as investors and lenders start to become more pessimistic.

The products of the Company serve a need (clean and healthy water) that transcends temporary geopolitical or fiscal turbulence.

Fluctuations in currency exchange rates

The Company does not hedge currency exposure, which means there is currency transaction risk if a purchase or sale transaction is entered into in a currency other than the euro. Given the volatility of exchange rates, The Company may not be able to effectively manage currency transaction risks.

Information Systems Security including data security breaches

Since operations are increasingly dependent on IT systems, the Company has a set of IT security standards to monitor and protect systems and information. Management of the Company is responsible for application of, adherence to and safeguarding of internal systems for risk management.

Fraud Risk Assessment

During 2023, nothing has come to the attention of the Board of Directors or the Company to suggest any material misstatement with respect to suspected or actual fraud which override the internal controls and/or non-compliance with laws and regulations.

Code of Conduct

Given the size of the Company there is no formal Code of Business Principles yet but Management communicates and monitors non-negotiable standards of expected behavior from anyone conducting business on behalf of the Company.

Sustainable development

The Directors of the Company are responsible for the preparation of the consolidated financial statements, including considering whether the implications from climate-related risks have been appropriately accounted for and disclosed.

Diversity and Inclusion

The Company is committed to contribute to a fairer, more socially inclusive world and aims to achieve an equitable and inclusive culture by eliminating any bias and discrimination in our practices and policies. We believe that a completely inclusive place to work will make us a stronger, better business.

Going Concern

For the years ended December 31, 2023 and 2022, we incurred a net loss of €5.3 million and a net loss of €3,2 million, respectively. Our current liabilities exceeded our current assets by €10.2 million as of December 31, 2023 and by €4.3 million as of December 31, 2022. These conditions raise substantial doubt about our ability to continue as a going concern.

We may need to raise additional funds. There can be no assurance that we will be able to secure any needed funding, or that if such funding is available, the terms or conditions would be acceptable to us. If we are unable to obtain additional financing when it is needed, we will need to restructure our operations and possibly divest all or a portion of our business. We may seek additional capital through a combination of private and public equity offerings and debt financings. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, and could increase our expenses, require that our assets secure such debt, or provide for high interest rates, discounted conversion prices, or other unfavorable terms. Equity financing, if obtained, could result in dilution to our then-existing stockholders and/or require such stockholders to waive certain rights and preferences. If we are unsuccessful in securing additional funding, we may be required to cease operations which could result in our shareholders losing all or almost all of their investment.

The Board and company management confirm that the consolidated financial statements provide a true and fair view of the Company’s position and performance. The management report provides a true and fair view and the significant risks and uncertainties to which the Company is exposed have been described.

Subsequent Events

The majority of the Convertible Promissory Notes the Company had outstanding as of December 31, 2023 had a maturity date of January 1, 2024. The Company proposed and all of the Convertible Promissory Note holders agreed to extend the maturity date to March 31, 2024, in exchange for a payment, upon IPO, of 5% of the principal value of their Notes in cash. In April, all of the Convertible Promissory Note holders agree to extend the maturity date to April 30, 2024 for additional compensation of 2% of the principal value. In May the Company is seeking to extend the maturity date of April 30, 2024. The Company is seeking the Convertible Promissory Note holders’ agreement to extend the maturity date to September 1, 2024. In return, the Company will provide the Convertible Promissory Note holders additional compensation in the amount of 5% of the principal amount outstanding, payable in ADSs issued within 7 days of the IPO. In addition, the Company, will increase the discount offered to those who convert the full principal value of their Convertible Promissory Notes into RanMarine ADSs at the IPO to a 30% discount off of the IPO price. If the final IPO structure includes one or more warrants, the Convertible Promissory Note holders will receive the same warrant(s) for any principal amount that is converted into RanMarine ADSs. The Company believes that the Convertible Promissory Note holders will agree to the extension as they have done twice before.

Subsequent to December 31, 2023, the Company issued additional bridge loans totaling € 0.7 million. € 0.4 million of this amount are notes payable with an average interest rate of 18.7% that will be settled in cash. € 0.3 million is a convertible notes payable that will be converted into equity with a 25% discount at the event of an IPO. The loans have maturity dates between August, 2024 and 9 December, 2024.

Management of the Company has evaluated all events and transactions that occurred subsequent to December 31, 2023 through the date the accompanying consolidated financial statements were available to be issued. Except for the additional bridge loans there were no other subsequent events that required recognition or disclosure.

Outlook

The board foresees a further increase in sales for 2024 and expects 2024 sales to be € 4.0 to 8.0 million. 2024 will be another loss year but due to the current uncertainty regarding the IPO costs and bridge financing costs no estimate can be given for financial result of 2024.

ESG Report

At RanMarine, we believe ESG is the core of our purpose and serves as our license to operate. That’s why we work every day to make more impact with our technology. We develop compelling solutions to three of the world’s most pressing issues:

●	Addressing the estimated $6 - $19 billions of global economic loss from direct clean-up costs of marine plastic pollution
●	Reducing global loss and damages from unmaintained growth of algae/biomass build
●	Increasing water quality through mitigating minor oil spills/pollution from marine vessel discharges in waterways

Our approach

To address these issues, we have identified the following five ESG values and associated KPIs in our strategy and operations. And we go further to address a comprehensive set of critical issues that matter to our company and to our stakeholders.

ESG values	Nature of value	Associated KPIs
Pollution	RanMarine’s purpose and license to operate is in mitigating marine pollution. Our innovation and R&D efforts are based on giving our WasteSharks the ability to complete this mission more efficiently and effectively. Our data platform RanMarine Connect is constantly being improved to include features on automated data collection for the amount of waste collected per WasteShark. Based on this data, we are looking to increase our impact even further through measurement, steering, development and reporting.	We will develop one primary KPI to measure our impact based on the RanMarine Connect platform, which can be split to sub-KPIs. This can be used to set and communicate ambitious targets underlining our mission.

Climate	We are committed to operating in line with the Paris agreement. Our WasteShark is fully electric and therefore has the potential to operate with zero operational emissions. We are looking to conduct a GHG footprinting exercise to measure, analyze, and mitigate our Scope 1, 2, and 3 emissions as a company.

We will conduct a GHG footprinting exercise, more specifically a life cycle assessment (“LCA”) of our products, to validate its climate-friendly product quantitatively and develop a cradle-to-grave footprint.

Biodiversity & ecosystems	RanMarine is aware of its potential impact operating in marine ecosystems. Our design limits any negative impact on marine life, and through the removal of (in)organic waste will allow ecosystems to thrive. We track all incidents related to wildlife interference, of which none are currently known. We also continue to improve the WasteShark’s ability to effectively remove waste and create space for life.	Our indirect impact on biodiversity is the removal of waste and should be communicated as such. To show that our product does not negatively impact biodiversity, reported incidents with live animals will be reported.

Own workforce	RanMarine’s diverse people are the driving force behind its innovation and mission. As an employer, we recognize our responsibility in providing an inclusive workplace for all our employees to thrive in including offering the possibility for sheltered employment. We are in continuous dialogue with our employees to ensure we continue to live up to that responsibility.	We will communicate our employee demographics, such as headcount, distribution and gender diversity. To further show our commitment to a positive workplace environment, we will conduct and communicate an employee satisfaction assessment.

Partnerships	We are aware that our relationships with suppliers, sales partners, and other third parties influence our ability to operate, and unethical conduct with or by our partners can damage our business. A shared commitment to ethical, sustainable business conduct is a crucial variable in our selection of partners, with the aim of fostering long-term, trusted relationships.

We will draft a Code of Conduct for our partners and suppliers to ensure that their employees and partners share a similar mission and vision with our company. We aim to report on the % of suppliers & partners who have committed to these principles.

We listen to stakeholders — including our people, suppliers, communities, shareholders, and other external groups — to understand the issues they care about. And we measure our ESG progress across our business so that we can work toward being more transparent with each year.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Fiscal Years Ended December 31, 2023, and 2022

As of December 31, 2023, we had €36,603 of cash and cash equivalents, with €448 as of December 31, 2022.

The following table summarizes our cash flows from operating, investing and financing activities:

	Year Ended December 31,
	2023	2022	Change
Cash used in operating activities	€(1,717,959)	€(515,448)	€(1,202,511)
Cash used in investing activities	€(626,993)	€(470,846)	€(156,147)
Cash provided by financing activities	€2,381,107	€893,934	€1,487,173

Cash Used In Operating Activities

For the fiscal year ended December 31, 2023, net cash flows used in operating activities was €(1,717,959), compared to (€515,448) used during the fiscal year ended December 31, 2022, respectively, primarily due to higher general and administrative costs primarily due to professional costs incurred to prepare the Company to become a public company.

Cash Used in Investing Activities

During the year ended December 31, 2023, €590,993 of R&D expenditure has been capitalized and €36,000 of equipment has been purchased. During the year ended December 31, 2022, €464,670 of R&D expenditure was capitalized and €6,176 of equipment has been purchased. This increase of R&D expenditure was the result of the higher R&D activities.

Cash Provided by Financing Activities

During the fiscal year ended December 31, 2023, we were provided with €2,381,107 in financing activity compared to cash provided by financing activities of €893,934 during the year ended December 31, 2022, an increase of €1,487,173. The increase is primarily generated by the cash received (€2,548,466) through the securities purchase agreements as described above.

C.	Research and Development

Please refer to “Item 4. Information on the Company-B. “History and Development of the Company-General.”

D.	Trend Information

See above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers

The following table sets forth the names and ages of all of our directors and executive officers as of the date of this annual report.

Name	Age	Position	Director/Officer Since
Richard Hardiman	48	Chief Executive Officer, Executive Director	2016
Anton Hemelaar	51	Chief Financial Officer, Executive Director	2022
Bart de Vries	52	Chief Operating Officer	2023
Esther Lokhorst	57	Chief Customer Officer	2017
Alistair Longman	51	Chief Product Officer	2021
Darren Kirby	52	Sales Director	2022
Michael Foss	67	Chairman of the Board of Directors	2023
Deborah Waters	56	Non-Executive Director	2023
Samuel Howe	69	Non-Executive Director	2023

The following summarizes the occupation and business experience during the past five years or more for our directors and executive officers as of the date of this annual report.

Richard Hardiman, Chief Executive Officer and Executive Director

Richard Hardiman is our Chief Executive Officer and an executive director of RanMarine. He was appointed as our full-time Chief Executive Officer in July 2020. From April 2016 to the present day, Mr. Hardiman has been responsible for the delivery of product development and growth strategy for our business. In addition, Mr. Hardiman has been responsible for raising equity finance for our Company’s growth. His current duties include delivering shareholder value, company growth strategy, and providing development plans to ensure greater growth in the marketplace. Mr. Hardiman attended the Graduate School of Business at the University of Cape Town, South Africa.

Anton Hemelaar, Chief Financial Officer and Executive Director

Anton Hemelaar is our Chief Financial Officer and an executive director of RanMarine. He is responsible for all finance, tax, legal and compliance matters. From September 2018 until September 2022, Mr. Hemelaar was Vice President Finance at the HomeAdvisor International division of IAC Inc. (Nasdaq: IAC). In that role, he established the finance and control function of his business unit. Prior to that time, Mr. Hemelaar was the European Finance Director for Applied Materials Inc. (Nasdaq: AMAT) for eight years. He holds a Master’s degree in Economics and is a qualified Dutch accountant. Mr. Hemelaar began his career as an auditor with PricewaterhouseCoopers (“PwC”).

Bart de Vries, Chief Operating Officer

Bart de Vries 52 has served as our Chief Operating Officer since August 2023. He is responsible for the day-to-day operations, production of RanMarine’s products and related services. Previously he was a Vice President Product at Serrala and Managing Director of Serrala Solutions B.V. and Chief Operating Officer of it’s predecessors AcceptEmail B.V and AcceptEasy from 2014 to 2023, a SAAS company delivering electronic billing and payments. Prior to that Mr. De Vries worked for almost 2 decades in finance at NIBC, ABN AMRO and RBS in Amsterdam and Hong Kong. He has a BA from Middlebury College and an MBA from Cornell University.

Esther Lokhorst, Chief Customer Officer

Esther Lokhorst has served as our Chief Customer Officer since March 2023. Prior to serving in this role, Esther was our Chief Operating Officer since 2017. Esther has been involved in, among other things, managing production and monitoring procurement for both procurement and R&D projects. Ms. Lokhorst is involved in business development, manages press and communication, and all grant applications. From 2015-2019, Ms. Lokhorst was the Program Manager and Operations Manager at Accelerator PortXL. There, Ms. Lokhorst was responsible for the design and implementation of the program as well as the communication content with respect to the program both in Rotterdam and internationally. Ms. Lokhorst holds a Bachelor of Arts degree from Centre College and Master of Business Administration from The Open University in the United Kingdom.

Alistair Longman, Chief Product Officer

Alistair David Longman has served as our Chief Product Officer since March 2023. Previously, Mr. Longman served as our Chief Technology Officer since January 2021. From October 2019 to December 2020, Mr. Longman served as a business analyst within the information technology group of Sungevity Netherlands B.V. There, Mr. Longman created and organized the requirements for ICT development projects and functional and quality assurance. He also handled project and change management duties. Prior to that, from March 2016 to September 2019, Mr. Longman served as the managing director of Cords Cable Manufacturers PTY Ltd. In that role, Mr. Longman acted in a general manager capacity where he managed functions of the business ranging from human resources and sales to information technology and production logistics. Mr. Longman holds Bachelor of Arts degrees in English and Psychology from the University of Cape Town, South Africa.

Darren Kirby, Global Sales Head

Darren Kirby has been our Global Sales Head since March 2023. Darren started at RanMarine in May 2022 as Sales Director, providing leadership within the sales, marketing and business development competencies. Prior to starting at RanMarine, Mr. Kirby spent a year as the sales manager for A.F. Blakemore & Son Ltd in the United Kingdom, where he was responsible for sales and business development within the business-to-business (“B2B”) and business-to-consumer (“B2C”) and B2C media sector. From July 2016 - November 2020, Mr. Kirby occupied the function of Director of Business Development at Technique Media (Pty) Ltd in Cape Town, South Africa. As a founder of this media sales business, Mr. Kirby worked across diverse industry sectors promoting innovative media platforms (billboards, digital media and transit media). Mr. Kirby holds tertiary level diplomas in Communication and Media Studies and Marketing Management.

Michael Foss, Non-Executive Director and Chairman of the Board of Directors

Michael Foss has served as our Chairman since May 2023 and our Chairman of the Board of Directors since June 2023. Mr. Foss brings to RanMarine extensive experience in the finance and general management operations of publicly and privately owned companies. Mr. Foss has been the Chief Financial Officer of five companies (Circuit City Stores, Inc., Petco Animal Supplies, Inc., TeleTech Holdings, Inc., Rally’s Hamburgers, Inc. and Independent Pet Partners Holding, LLC) and the Chief Executive Officer of two companies (The Sports Authority, Inc. and PictureVision, Inc). Mr. Foss has served on the Board of Directors of eight companies, five of which were based outside the United States. He has a Bachelor of Arts in Business Administration from the University of Washington and a Masters of Business Administration from the University of Michigan. Mr. Foss will also serve as the Chairman of the Audit Committee.

Deborah Waters, Non-Executive Director

Deborah Waters will bring to RanMarine extensive experience in the technology operations of large multinational organizations. Mrs. Waters is currently the Chief Technology Officer of Aegon N.V. Mrs. Waters previously spent 26 years in technology leadership roles at Citigroup, Inc., of which the last five were as the Global Head of Private Bank Operations. Mrs. Waters has a Bachelor of Science in Computer Sciences from Penn State University and a Masters of Business Administration from Temple University. Mrs. Waters was appointed to the Board of Directors in 2023.

Samuel V. Howe, Chairman of Compensation Committee) Non-Executive Director

Samuel Howe will bring to RanMarine extensive experience in marketing and operations management of publicly and privately owned companies. He has been Chief Marketing Officer of two companies (TeleWest, LLC and Time Warner Cable, Inc.) and Chief Executive Officer of Allconnect Inc. Mr. Howe has served on the Board of Directors for three companies, one of which was based outside the U.S. He also has been on non-profit boards as a trustee of The Nature Conservancy (New York State) and Chairman of the Cable Assoc. of Telecommunications and Marketing. Mr. Howe has a Bachelor of Arts in History from Bowdoin College and a Masters of Business Administration in Finance and Marketing from the Kellogg School of Management, Northwestern University. Mr. Howe was appointed to the Board of Directors in 2023.

B.	Compensation

Compensation of Directors and Executive Officers

The Board of Directors will receive the following monetary compensation for their services.

Executive Directors

Our Chief Executive Officer will receive a €185,189 base salary per year beginning on the closing of the IPO. In addition, he will be granted €516,750 worth of RSUs, which will vest 25% per year over four (4) years.

Our Chief Financial Officer will receive a €167,250 base salary per year beginning on the closing of the IPO. In addition, he will be granted €334,500 of RSUs, of which 25% per year will vest over four (4) years.

Non-Executive Director:

Our Chairman of the Board will be granted $120,000 of RSUs, which will vest over one (1) year.

Our Chairman of the Audit and Compensation Committees, if not currently the Chairman of the Board, will be granted $110,000 of RSUs, which will vest over one (1) year.

Our non-executive directors will be granted $100,000 of RSUs, which will vest over one (1) year.

Share Incentive Plans

2023 Equity Incentive Plan

Our Board of Directors expects to adopt the 2023 Equity Incentive Plan (the “Plan”) to provide an additional means through the grant of awards of Restricted Stock Units (“RSUs”) to attract, motivate, retain and reward selected key employees and other eligible persons. Under the Plan, we would be authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares. Any award made under the Plan can be made subject to conditions, such as conditional time-based vesting awards and performance conditions may be attached to any grant.

We plan to reserve up to 20% of all our outstanding shares for the Plan. The way in which the vested rights to shares shall be built up and reserved for the Plan shall be further determined. Because, under Dutch law it is not possible to issue shares to the issuing company itself, it is likely that we will arrange that a separate foundation is set up, to which shares under the Plan shall be issued from time to time against nominal value of €0.01, and subsequently purchased by the Company (inkoop eigen aandelen) and deposited with the Depositary in order to be issued as ADSs to eligible participants of the Plan.

Pension Benefits

We participate in the national Metal and Engineering Industry Pension Fund, or Pensioenfonds Metaal & Techniek (“PMT”) pension scheme. The PMT provides the pension scheme for the metal and engineering industry in the Netherlands.

C.	Board Practices

Duties of Directors

Duties of executive and non-executive directors

The Netherlands. We have a one-tier board structure consisting of one or more executive directors and one or more non-executive directors.

Under Dutch law, the Board of Directors as a collective is responsible for the management and the strategy, policy and operations of the Company. The executive directors manage our day-to-day business and operations and implement our strategy. The non-executive directors focus on the supervision of the policy and functioning of the performance of the duties of all directors and our general state of affairs. The Board of Directors may divide their tasks among themselves in or pursuant to the internal rules applicable to the Board of Directors. Each director has a statutory duty to act in the corporate interest of the Company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the Company also applies in the event of a proposed sale or break-up of the Company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed.

Our Board of Directors is entitled to represent the Company. The power to represent the Company also accrues to two executive directors acting jointly.

Delaware. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Director Terms

The Netherlands.

The general meeting shall at all times be entitled to suspend or dismiss a director. Under our Articles of Association, the general meeting may only adopt a resolution to dismiss such director by at least a two-thirds majority of the votes cast, provided that such majority represents more than half of the issued share capital. If a director is suspended and the general meeting does not resolve to dismiss him or her within three months from the date of such suspension, the suspension shall lapse.

Delaware. The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Director Vacancies

The Netherlands. Under Dutch law, directors are appointed and reappointed by the general meeting. The general meeting shall appoint directors and shall at all times have power to suspend or dismiss any director. Resolutions of the general meeting to dismiss a director can only be passed by a majority of at least two-third of the valid votes, provided that this majority exceeds fifty per cent (50%) of the issued share capital of the Company. The Board of Directors shall at all times have power to suspend any executive director. A director shall be given the opportunity to account for its actions in the general meeting during which its suspension or dismissal is discussed and have an adviser assist him therein.

Under Dutch law and our Articles of Association, it is provided that natural persons as well as legal entities shall be capable of holding the office of executive director. However, only natural persons can be appointed as non-executive director. Under Dutch law, the chairmanship of the Board of Directors, the making of a nomination to appoint a director and the determination of the remuneration of executive directors cannot be assigned to an executive director. Specifically for the one-tier board, the DCGC provides that the Board of Directors must consist of more non-executive directors than executive directors.

Delaware. The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-Interest Transactions

The Netherlands. Under Dutch law and our Articles of Association, our directors shall not participate in any discussion or decision-making that involves a subject or transaction in relation to which he or she has a direct or indirect personal interest which conflicts with that of the Company and the business enterprise connected with it. Such a conflict of interest would generally arise if the director concerned is unable to serve our interests and the business connected with it with the required level of integrity and objectivity due to the existence of the conflicting personal interest.

The DCGC provides the following best practice recommendations in relation to conflicts of interests in respect of directors:

●	A director should report any potential conflict of interest in a transaction that is of material significance to the company and/or to such person to the other directors of the Company without delay. The director should provide all relevant information in that regard, including the information relevant to the situation concerning his or her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree.

●	The Board of Directors should decide, outside the presence of the relevant director, whether there is a conflict of interest.

●	All transactions in which there are conflicts of interest with directors should be agreed on terms that are customary in the market.

●	Decisions to enter into transactions in which there are conflicts of interest with directors that are of material significance to the Company and/or to the relevant directors should require the approval of the Board of Directors. Such transactions should be published in the annual board report.

Delaware. The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

●	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors’ consent;

●	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

●	the transaction is fair to the corporation at the time it is authorized by the Board of Directors, a committee of the Board of Directors or the stockholders.

Proxy Voting by Directors

The Netherlands. An absent director may issue a proxy for a specific board meeting but only to another director in writing or by electronic means.

Delaware. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Board Committees

We intend to establish two committees under the Board of Directors immediately upon the closing of our initial public offering: an Audit Committee and a Compensation Committee. Each committee is to be governed by a charter approved by our Board of Directors.

Audit Committee

We intend to appoint to our Audit Committee three (3) directors that will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. One of our directors on the Audit Committee will be an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The Audit Committee will oversee our accounting and financial reporting processes and the audits of the consolidated financial statements of our Company. The Audit Committee will be responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited consolidated financial statements with management and our independent registered public accounting firm;

●	annually reviewing and reassessing the adequacy of our Audit Committee charter;

●	meeting separately and periodically with the management and our independent registered public accounting firm;

●	reporting regularly to the full Board of Directors;

●	reviewing and evaluating our cybersecurity plan. One of our non-executive directors, Mrs. Waters, is the current Chief Information Officer of Aegon N.V. and has 26 years of experience in Information Systems at Citigroup, Inc.;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

Compensation Committee

We intend to appoint to our Compensation Committee two directors that will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee will be responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Arrangements

We are not aware of any arrangement among shareholders regarding the nomination or approval of directors or senior management.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website.

D.	Employees

Employees

As of December 31, 2023, we employed a total of 32 employees in our principal executive offices in Rotterdam, the Netherlands, with a functional break-down as follows:

Function	No. of Personnel
Executive Team	6
Software and Robotics	6
Product Engineering & Technicians	8
Sales and Marketing	7
Customer Experience	2
Finance & Administration	1

RanMarine is a member of the Workers Council “Klein Metaal”, which is an industry bargaining council body in the Netherlands. Membership in this bargaining council is required by law, owing to the nature of our activity (manufacture of maritime ASVs). The bargaining council membership allows us to participate in wage negotiations and other key terms of agreement between employers and employees governed under the bargaining council.

E.	Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of the date of this annual report (i) prior to the consummation of our initial public offering and (ii) as adjusted to reflect the sale of the ADS in our pending initial public offering for:

●	each shareholder who is known to us to own beneficially 5% or more of our outstanding ordinary shares;

●	all directors;

●	our executive officers; and

●	all executive officers and directors as a group.

Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their ordinary shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their ordinary shares.

The percentage of ordinary shares beneficially owned before the offering is computed on the basis of our ordinary shares as of the date of this annual report. The percentage of ordinary shares beneficially owned after our pending initial public offering is based on the number of ordinary shares to be outstanding after the consummation of our initial public offering, and assumes no exercise of the underwriters’ option to purchase additional ADSs. Ordinary shares that a person has the right to acquire within 60 days of the date of this annual report are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and officers, as a group. In addition, the following table does not reflect any (i) ADSs that may be purchased in our initial public offering (ii) ADSs to be granted to staff and advisors (see inter alia related party transactions) (iii) ADSs to be granted under the Plan (for which we intend to reserve 20% of the ADSs).

Name	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned After The Initial Public Offering(2)
Directors and Executive Officers:
Richard Hardiman, Chief Executive Officer and Director	1,748,138	26.7%	15.4%
Bart de Vries, Chief Operating Officer	52,276	0.8%	0.5%
Esther Lokhorst, Chief Customer Officer	-	-%	-%
Alistair Longman, Chief Product Officer	-	-%	-%
Darren Kirby, Global Sales Head	-	-%	-%
Anton Hemelaar, Chief Financial Officer and Director	558,820	8.5%	4.9%
Michael Foss	135,917	2.1%	1.2%
Deborah Waters	-	-%	-%
Samuel Howe	-	-%	-%

Directors and Executive Officers as a Group (9 persons)	2,495,191	37.2%	%

Other 5% or more Shareholders:
Boundary Holding S.à r.l., SPF(3)	1,314,730	20.1%	11,5%
Oliver Cunningham	1,195,209	18.2%	10.5%
Greig Wibberley	1,104,537	16.9%	9.7%
RedChip Companies(4)	-	-%	5.3%

*Less than 1%

(1) Based on 6,552,558 ordinary shares outstanding as of May 14, 2024. For purposes of computing percentage ownership after the consummation of our initial public offering, we have assumed the voluntary conversion of outstanding convertible bridge notes will be converted at a 20% discounted purchase price, convertible into ADSs, against the initial IPO price, upon the completion of the IPO.

(2) Excludes any ADSs that may be issued if the underwriter exercises its options to cover over allotments.

(3) The address of Boundary Holding S.à r.l., SPF, 33, rue du Puits Romain, Bertrange, L-8070 Luxembourg, Luxembourg. Rajat Khara exercises the voting and dispositive authority over shares held by this stockholder.

(4) The address of RedChip Companies is 431 E Horatio Ave, Suite #100, Maitland, FL 32751. Richard D. Gentry exercises the voting and dispositive authority over shares held by this stockholder.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B.	Related Party Transactions

Shareholder Loan

Boundary Holding S.à r.l., SPF is a shareholder of RanMarine. There is a loan agreement between the two companies as of May 27, 2021, for €100,000. The note does not carry interest or a term limit. RanMarine has paid €67,600 as of December 20, 2023. As of December 31, 2023, the Company owed €32,4000 to Boundary Holding S.à r.l., SPF.

The non interest loans are related to Boundary Holding S.à r.l. and two other shareholders of the Company. There is a loan agreement between Boundary Holding S.à r.l. and the Company that was entered into as of May 27, 2021, for €100,000. The note does not carry interest or a term limit. RanMarine has paid €67,600 as of December, 2023. The remaining amount is related to short-term non-interest bearing loans from two other shareholders with similar terms.

Employees and affiliates (shareholders and board members) were granted American Depositary Shares in 2023, which vest only upon the IPO or after the six-month lock-up period for affiliates. For the related parties a €632,778 accrual has been made.

The deferred cash compensation is related to salary payments paid out in the following year. The deferred costs reimbursements are expenses payments to related parties that have been deferred.

The convertible notes payable held by related parties of €1,971,591 (2022: €478,191) is principal value held by shareholders and key insiders.

Agreements with our Executive Officers and Directors

The Company entered into several management agreements with certain of our executive officers (including our executive directors), while the other executive officers are employed by the Company. We have service contracts with our non-executive directors. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers. However, the enforceability of the non-competition provisions may be limited under applicable law.

Granting of ADSs by the Company to Directors, Staff and Other Related Parties

Several directors, staff and other related parties are entitled to ADSs without having to pay cash consideration for these ADSs. Special rights to ADSs have been granted, or intend to be granted, to members of the Board of Directors (Messrs. Hemelaar, Foss and Hardiman) and the executive committee. These persons have shown an incredible commitment to the Company, often working long hours and receiving very little, and some even no, salary. To appreciate their commitment, this group is entitled to ADSs by way of a bonus or extra salary, or advisory services to support their commitment, overtime, being an early staff member etc. Furthermore, new ADSs have been granted to new staff as a sign-on bonus. In this way, a total amount of 222,649 ADSs will be granted to this group. We recognize the value of the services provided by our staff and advisors and have agreed to compensate them with ADSs, rather than cash. These agreements have been approved by our Board of Directors. By offering these ADSs, we are able to maintain a skilled team while conserving our cash resources for essential operational expenses.

Bridge Loan Arrangements by Related Parties

In order to secure sufficient funding for us until the envisaged IPO, we have entered into several bridge loan agreements with various parties or individuals, some of which are related parties. These agreements provided us with the necessary funds to continue our operations until the planned IPO is realized. These bridge financing arrangements have been structured in the form of convertible notes with up to a 25% discounted purchase price, convertible into ADSs against the initial IPO price, and additional warrants entitling each noteholder to purchase ADSs against the nominal value of €0.01 per ADS. The notes are structured to become payable at the earlier of either the maturity date or the IPO date, unless converted. The following related parties have provided convertible loans to the Company via bridge financing arrangements:

-	Our Chairman, Mr. Foss, and his spouse have loaned USD 800,000 to the Company, in return for a convertible note in the principal amount of USD 1,000,000, USD 750,000 of which will be converted for 181,818 ADS which will be issued immediately prior to the effectiveness of the registration statement of which this annual report forms a part, and 320,000 warrants, all of which will be exercised for 320,000 ADS immediately prior to the effectiveness of the registration statement of which this annual report forms a part;

-	Mr. Hardiman has agreed to loan an aggregate of EUR 225,000 to the Company, in return for convertibles note in the aggregate principal amount of EUR 281,250, EUR 131,250 of which will be converted for 30,253 ADS which will be issued immediately prior to the effectiveness of the registration statement of which this annual report forms a part, and 90,000 warrants, all of which will be exercised for 90,000 ADS immediately prior to the effectiveness of the registration statement of which this annual report forms a part;

-	Our Chief Financial Officer, Mr. Hemelaar, has loaned EUR 185,000 to the Company in return for a convertible note in the principal amount of EUR 231,250, all of which will be converted for 60,927 ADS which will be issued immediately prior to the effectiveness of the registration statement of which this annual report forms a part, and 74,000 warrants, all of which will be exercised for 74,000 ADS immediately prior to the effectiveness of the registration statement of which this annual report forms a part; In addition, Mr. Hemelaar’s father-in-law has loaned EUR 50,000 to the Company in return for a convertible note in the principal amount of EUR 62,500, all of which will be converted for 16,467 ADS which will be issued immediately prior to the effectiveness of the registration statement of which this annual report forms a part, and 20,000 warrants, all of which will be exercised for 20,000 ADS immediately prior to the effectiveness of the registration statement of which this annual report forms a part

-	Our Chief Operating Officer, Mr. de Vries, has loaned EUR 95,000 to the Company, in return for a convertible note in the principal amount of EUR 118,750, EUR 95,000 of which will be converted for 23,534 ADS which will be issued immediately prior to the effectiveness of the registration statement of which this annual report forms a part, and 38,000 warrants, all of which will be exercised for 38,000 ADS immediately prior to the effectiveness of the registration statement of which this annual report forms a part;

-	Our Global Sales Head has loaned EUR 35,000 to the Company, in return for a convertible note in a principal amount of EUR 43,750, EUR 25,000 of which will be converted for 6,193 ADS which will be issued immediately prior to the effectiveness of the registration statement of which this annual report forms a part and 14,000 warrants all of which will be exercised for 14,000 ADS immediately prior to the effectiveness of the registration statement of which this annual report forms a part;

-	Our Chief Product Officer (“CPO”) has loaned EUR 35,000, tot the Company, in return for a convertible note in a principal amount of EUR 43,750, EUR 27,500 of which will be converted for 6,715 ADS which will be issued immediately prior to the effectiveness of the registration statement of which this annual report forms a part and 14,000 warrants all of which will be exercised for 14,000 ADS immediately prior to the effectiveness of the registration statement of which this annual report forms a part;

-	One shareholder has loaned EUR 25,000 to the Company, in return for a convertible note in a principal amount of EUR 31,250, EUR 25,000 of which will be converted for 6,193 ADS which will be issued immediately prior to the effectiveness of the registration statement of which this annual report forms a part and 10,000 warrants all of which will be exercised for 10,000 ADS immediately prior to the effectiveness of the registration statement of which this annual report forms a part.

Share Transfers Involving Related Parties

May 11, 2023

On May 11, 2023, four transactions of ordinary shares in the Company involving related parties of the Company were executed before a Dutch civil law notary. The following share transfers have taken place at such date:

Transaction I:

Mr. Hardiman sold 418,207 shares to Mr. Hemelaar for a total purchase price of EUR 200,000, which amounts to EUR 0.48 per share.

Transaction II:

An existing shareholder sold 83,641 shares to Mr. Foss and his spouse for a total purchase price of EUR 40,000, which amounts to EUR 0.48 per share.

Transaction III:

Mr. Hardiman sold 52,276 shares to Mr. Foss and his spouse for a purchase price of EUR 25,000, which amounts to EUR 0.48 per share.

Transaction IV:

CEO Richard Hardiman sold 52,276 shares to Mr. de Vries, our Chief Operating Officer, for a purchase price of EUR 25,000, which amounts to EUR 0.48 per share.

December 27, 2022

Several share transfers were made between related parties, such as a transfer of ordinary shares from Mr. Hardiman to Mr. Hemelaar. In all of these share transfers, the purchase price per share amounted to EUR 3,353. On the same date, BH Technology Investments S.à r.l. transferred all its shares to its parent company Boundary Holding S.à r.l., SPF. In addition, all shareholders were issued 6,551,626 shares at nominal value pro rata to their shareholding, which issue was debited to the share premium reserves of the Company.

December 9, 2021

On December 9, 2021, the Company repurchased shares from a shareholder for a total purchase price of EUR 45,000, which amounts to EUR 661,76 per share. In addition, one shareholder sold 43 shares for a total purchase price of EUR 110,000 to other shareholder, BH Technology Investments S.à r.l., which amounts to EUR 2,588 per share.

August 27, 2020

On August 27, 2020, Mr. Hardiman transferred shares to several other shareholders for a purchase price of EUR 240,000, which amounts to EUR 571,43 per share. On the same date, all existing shareholders sold part of their shares to BH Technology Investments S.à r.l. for EUR 452,160, which amounts to EUR 3,140 per share.

Related Party Transactions Policy

In connection with our listing on Nasdaq, we shall implement a policy regarding related party transactions. This policy shall inter alia stipulate that any relation party transactions that a foreign private issuer is required to disclose under the Exchange Act must receive approval from either our board of directors, or a designated committee consisting solely of independent directors, including the Audit Committee. Moreover, our board of directors has established an internal procedure to periodically evaluate whether related party transactions, as defined under Dutch law, are being conducted under normal business practices and normal market conditions. Furthermore, under Dutch law, we are required to disclose material transactions with a related party (as defined under Dutch law and subject to certain exceptions) that were not entered into in the ordinary course of business and/or not under normal market conditions at the time of such transaction. Such transactions shall be subject to the approval of our Board of Directors.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party. As of the date of this annual report, no director, officer or affiliate is a party adverse to us in any legal proceeding or has an adverse interest to us in any legal proceeding.

Please also refer to certain updates on our crypto assets which were wrongfully seized in the section “Item 5. Operating and Financial Review and Prospects-D. Trend Information.”

Dividend Policy

We have never paid or declared any cash dividends in the past, and we do not anticipate paying any cash dividends in the foreseeable future. Under Dutch law, we may only pay dividends following the closing of our initial public offering to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by our Articles of Association. Subject to such restrictions, the amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors.

We have not yet adopted a formal dividend policy; we may adopt such a policy in the future. In principle we see dividends as a legitimate, desirable and commercially rational way to reward shareholders for their investment risk, provided that the Company is fiscally prudent in declaring and paying out those dividends.

Under Dutch law, the Board of Directors has to give its approval to every proposed dividend or other distribution. It may only deny its approval if it knows or reasonably ought to foresee that the corporation, after such dividend or distribution, shall no longer be able to continue the payment of its due and collectable debts. Under Dutch law, a party receiving such distribution who knows or could reasonably be expected to foresee that such distribution would result in the Company being unable to continue paying any of its due and payable debts, shall be liable to the Company for payment of the shortfall created by the distribution, with said liability not to exceed the amount of the distribution received by that party and with due observance of the provisions of prevailing law.

B. Significant Changes

We have not experienced any significant changes since the date of the audited consolidated financial statements included with this Form 20-F except as disclosed in this Form 20-F.

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

See “C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

We have applied to the Nasdaq Capital Market to have the ADS and Tradeable Warrants listed on the Nasdaq Capital Market under the symbols “RAN” and “RANWW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a corporation organized under the laws of the Netherlands, and the majority of our directors and officers reside outside of the United States, and our affairs are governed by our articles of association. We were incorporated under the laws of the Netherlands on April 12, 2016 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid).

As described in Article 3 of our current Articles of Association, our corporate objectives are:

-	developing water-carrying self-contained drones for various applications in and around (sea) ports and waterways;

-	to incorporate, to participate in any way whatsoever, to manage and to supervise businesses and companies;

-	to finance businesses and companies;

-	to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness, as well as to enter into agreements in connection with the aforementioned;

-	to supply advice and to render services to enterprises and companies with which the Company forms a group and to third parties;

-	to render guarantees, to bind the Company and to pledge its assets for obligations of the businesses and companies with which it forms a group and on behalf of third parties;

-	to acquire, manage, exploit and alienate registered property and assets in general;

-	to trade in currencies, securities and items of property in general;

-	to exploit and trade in patent, trademarks, licenses, know-how and other intellectual property rights;

-	to perform any and all activity of industrial, financial or commercial nature,

as well as everything pertaining to the foregoing, relating thereto or conducive thereto, all in the widest sense of the word.

Registered Office and Objects

We are registered in the Commercial Register of the Chamber of Commerce (Kamer van Koophandel) in the Netherlands under number 65812441. We have our corporate seat in Rotterdam, the Netherlands and our registered office is at Galileïstraat 15, 3029AL, Rotterdam, the Netherlands.

Ordinary Shares

The following summarizes the main rights of holders of our ordinary shares:

●	each holder of ordinary shares is entitled to one vote per share on all matters to be voted on by shareholders, including the appointment of board members; there are no cumulative voting rights;

●	each holder of ordinary shares is entitled to dividends and other distributions as may be declared from time to time by us, if any; and

●	upon our dissolution, each holder of ordinary shares will be entitled to share pro rata in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

Issuance of Shares and Preemptive Rights

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the general meeting of shareholders. Our general meeting of shareholders may authorize our Board of Directors to issue new shares or grant rights to subscribe for shares. On the date of filing, the Board of Directors has been granted the authorization to issue new shares and/or grant rights to subscribe for shares, as from April 26, 2023. Such authorization may be revoked by the general meeting of shareholders at any moment.

Under Dutch law, generally, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. However, under our Articles of Association, any pre-emptive rights of shareholders are fully excluded and no shareholder has any pre-emptive right on any further share issue or any grant of rights to subscribe for shares.

Transfer of Ordinary Shares

Under Dutch law, transfers of ordinary shares (other than in book-entry form) require a written deed of transfer being executed for that purpose in the presence of a Dutch civil law notary and, unless the Company is a party to the deed of transfer, and acknowledgement by or proper service upon the Company to be effective. Our ordinary shares are freely transferable under Dutch law.

Form of Ordinary Shares

Pursuant to our Articles of Association, the ordinary shares are registered shares and legal title to our issued shares is recorded in the register of shareholders. All ordinary shares are registered and are numbered consecutively from 1 onwards. Attached to each ordinary share is a meeting right, a voting right and a right to share in the Company’s profits and reserves, in accordance with the provisions of our Articles of Association. Any shareholder’s right to receive share certificates in relation to its ordinary shares is excluded to the extent permitted by law and to the extent that the issuance of a share certificate is not required under the rules of any stock exchange on which the ordinary shares are admitted to trading. The Company has the right to issue share certificates representing individual shares (single share certificates) or multiple shares (multiple share certificates).

Purchase and Repurchase of Ordinary Shares

Under Dutch law, the Company itself may not subscribe for newly issued ordinary shares. The Board of Directors may resolve to acquire shares in the share capital of the Company (other than by way of issuance), subject to applicable provisions and restrictions of Dutch law and our Articles of Association. The Company may not, except for no consideration or under universal title of succession (onder algemene titel), acquire fully paid up shares when the acquisition price cannot be paid out of the distributable reserves of the Company or when the Board of Directors knows or should reasonably be able to foresee that the Company cannot proceed to pay its payable debts after the acquisition.

Squeeze-Out of Shareholders

Pursuant to the Dutch Civil Code, a shareholder or a holder of depositary receipts holding at least 95% of issued share capital of a Dutch private company with limited liability for his/her own account may initiate proceedings against the other shareholders/holders of depositary receipts of such company for the transfer of their shares. These proceedings can be initiated by means of a writ of summons served upon each of the other shareholders/holders of depositary receipts, and shall be held before the Enterprise Chamber in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The claim for such squeeze-out may be granted by the Enterprise Chamber in relation to all minority shareholders/holders of depositary receipts. The Enterprise Chamber shall determine the price to be paid for the shares, and if necessary, one or three experts shall be appointed who will offer an opinion on the value to be paid for the shares of the minority shareholders/holders of depositary receipts to the Enterprise Chamber. If the order to transfer the shares becomes final, written notice of the date, place of payment and the price shall be given by the acquiror to the holders of the shares that shall be acquired. In case one or more addresses of such holders are unknown to the acquiror, the majority holder is required to publish the same in a daily, nationwide newspaper.

Capital Reduction

At a general meeting, our shareholders may resolve to reduce our issued share capital by (i) cancelling ordinary shares or (ii) reducing the amount of the ordinary shares by amending our Articles of Association, provided that at least one share shall be held by a person other than and for the account of the Company or a subsidiary. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares may only relate to (i) shares held by the Company or in respect of which the Company holds the depository receipts, or (ii) all shares of a category or indication, provided that a repayment on shares takes place together with the cancellation. In other cases a resolution to cancel shares can only be passed with the consent of the shareholders involved.

Reduction of the nominal value of shares without repayment shall be effected proportionally to all ordinary shares. Such requirement of proportionality may be abandoned if all shareholders involved consent.

Shareholder Meetings

As a rule, general meetings are held in either Rotterdam, Amsterdam, municipality of Haarlemmermeer (Schiphol Airport), London or New York City. All of our shareholders and others entitled to attend our general meetings are authorized to address the meeting and, in so far as they have such right, to vote, either in person or by proxy.

We will hold at least one general meeting each year, to be held within six months after the end of each financial year.

Our Board of Directors may convene additional extraordinary general meetings at its discretion, subject to the notice requirements described below. Pursuant to Dutch law and our Articles of Association, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 1% of our issued share capital, may request the Board of Directors to convene a general meeting. The Board of Directors shall take the necessary measures so that the general meeting can be held within four weeks after such request has been received, unless a substantial interest (zwaarwichtig belang) opposes this convocation. If in such case the Board of Directors should fail to convene a meeting, in the sense that it should be held within four weeks after the date the above request has been received, then these applicants can be authorized at their request by the Court in summary proceedings to convene the general meeting, subject to the Articles of Association.

The general meeting is convened by a notice, which includes an agenda stating the items to be discussed and the location and time of our general meeting. For the annual general meeting the agenda will include, among other things, the adoption of our annual accounts, the appropriation of its profits or losses and granting discharge to members of the Board of Directors. In addition, the agenda for a general meeting includes such additional items as determined by our Board of Directors. Pursuant to Dutch law and our Articles of Association, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 3% of the issued share capital, have the right to request the inclusion of additional items on the agenda of shareholders’ meetings. Such requests must be made in writing, and may include a proposal for a shareholder resolution, and must be received by us no later than the 60th day before the day the relevant shareholders’ meeting is held. No resolutions will be adopted on items other than those which have been included in the agenda.

The general meeting shall be presided by the chairman of the Board of Directors or, in case no chairman of the Board of Directors has been appointed or this chairman is not present at the meeting, by the in age most senior attending director. In the absence of all directors, our general meeting will appoint its chairman.

Voting Rights and Quorum

In accordance with Dutch law and our Articles of Association, each ordinary share confers the right on the holder thereof to cast one vote at our general meeting. The voting rights attached to any ordinary shares held by the Company or its direct or indirect subsidiaries are suspended, unless the ordinary shares were encumbered with a right of usufruct or a pledge in favor of a party other than us or a direct or indirect subsidiary before such ordinary shares were acquired by us or such a subsidiary, in which case, the other party may be entitled to exercise the voting rights on the ordinary shares. The Company may not exercise voting rights for ordinary shares in respect of which its or a direct or indirect subsidiary has a right of usufruct or a pledge. Voting rights may be exercised by shareholders or by a duly appointed proxy holder of a shareholder, which proxy holder need not be a shareholder. The holder of a usufruct or pledge on shares will have the voting rights attached thereto if so provided for when the usufruct or pledge was created.

Under our Articles of Association, blank votes (votes where no choice has been made) and invalid votes will not be counted as votes cast.

Resolutions of the shareholders are adopted at a general meeting by a majority of votes cast, except where Dutch law or our Articles of Association provide for a special majority in relation to specified resolutions. For specific resolutions, our Articles of Association provide for quorum requirements, inter alia for resolutions concerning the amendment of the Articles of Association and the dissolution of the Company (as described below), and subject to any provision of mandatory Dutch law.

Our Board of Directors will keep a record of the resolutions passed at each general meeting.

Amendment of Articles of Association

At a general meeting, at the proposal of our Board of Directors, our general meeting may resolve to amend the Articles of Association. A resolution by the shareholders to amend the Articles of Association requires an absolute majority of the votes cast. However, if a proposal to that effect has not been made by the Board of Directors, such resolution shall only be passed with a majority of at least two-thirds of the valid votes cast at a general meeting, at which at least three quarters of the issued share capital that is entitled to vote is represented. If such quorum is not represented, then a second meeting shall be called, to be held not earlier than three, and not later than six, weeks after the first meeting. This second meeting shall be empowered to pass the resolution with a majority of at least two thirds of the valid votes cast, irrespective of the share capital represented at such meeting.

Dissolution and Liquidation

Our shareholders may at a general meeting, based on a proposal by our Board of Directors, by means of a resolution passed by an absolute majority of the votes cast resolve that the Company will be dissolved. However, if a proposal to that effect has not been made by the Board of Directors, such resolution shall only be passed with a majority of at least two-thirds of the valid votes cast at a general meeting, at which at least three quarters of the issued share capital that is entitled to vote is represented. If such quorum is not represented, then a second meeting shall be called, to be held not earlier than three, and not later than six, weeks after the first meeting. This second meeting shall be empowered to pass the resolution with a majority of at least two thirds of the valid votes cast, irrespective of the share capital represented at such meeting. To the extent that any assets remain after payment of all debts, those assets shall be distributed pro rata to the holders of ordinary shares.

Dividends and Other Distributions

The Company may only make distributions to its shareholders if its shareholders’ equity exceeds the reserves that the Company is required to maintain by law or by the Articles of Association.

Under our Articles of Association, the Board of Directors may resolve to make distributions. Pursuant to and in accordance with a proposal thereto by the Board of Directors, the general meeting may also resolve to make distributions. In that case, and under Dutch law, the Board of Directors has to give its approval to every proposed dividend or other distribution. It may only deny its approval if it knows or reasonably ought to foresee that the corporation, after such dividend or distribution, shall no longer be able to continue the payment of its due and collectable debts.

If, after a distribution, the Company is unable to continue paying its due debts, the Board of Directors shall, with due observance of the provisions of the law, be jointly and severally liable for the deficit created by the distribution. In addition, the person who received the distribution while he knew or should reasonable have foreseen that after the distribution the Company would not be able to continue paying its due debts, shall be liable to the Company for reimbursement of the shortfall caused by the distribution, each for no more than the amount or value of the distribution received by him, with due observance of the provisions of Dutch law. When calculating the distribution of profits, the shares which the Company holds in its capital shall not be taken into account, unless those shares are encumbered with a right of usufruct or a right of pledge, if the pledgee is entitled to the distribution on those shares pursuant to the deed of pledge. In calculating the amount to be paid on each share, only the amount of the obligatory payments on the nominal amount of the shares shall be taken into account.

Shareholders may claim to receive a distribution within five (5) years from the date on which the distribution became payable. Furthermore, distributions can be paid by the Company in cash, in shares, or in kind.

Dutch Financial Reporting Supervision Act

On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), or the FRSA, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), or AFM supervises the application of financial reporting standards by Dutch companies whose securities are listed on a Dutch or foreign stock exchange.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards if, based on the publicly known facts or circumstances, it has reason to doubt that the Company’s financial reporting meets such standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) order us to (i) make available further explanations as recommended by the AFM (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s orders.

Exclusive Forum Provisions in the Articles of Association

Unless, to the extent permitted under applicable laws and regulations, the Company consents in writing to the choice of another forum, the court of Rotterdam shall have exclusive jurisdiction for (i) claims relating to a breach of a (fiduciary) duty by a director, officer, employee or representative of the Company towards the Company and its shareholders; (ii) claims arising from a provision of the Dutch Civil Code, the Company’s Articles of Association or the regulation of the Board of Directors; or (iii) claims relating to the internal affairs of the Company.

Unless, to the extent permitted by applicable law or regulation, the Company consents in writing to the choice of another forum, the federal district courts in the United States of America shall have exclusive jurisdiction to resolve claims arising under the Securities Exchange Act 1934, as amended, or the rules or regulations promulgated thereunder.

Differences in Corporate Law

The following comparison between Dutch corporate law, which applies to us, and Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated, discusses additional matters not otherwise described in this annual report. Although we believe this summary is materially accurate, the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and the DCGC and Delaware corporation law, including the Delaware General Corporation Law.

Corporate Governance

Duties of executive and non-executive directors

The Netherlands. We have a one-tier board structure consisting of one or more executive directors and one or more non-executive directors.

Under Dutch law, the Board of Directors as a collective is responsible for the management and the strategy, policy and operations of the Company. The executive directors manage our day-to-day business and operations and implement our strategy. The non-executive directors focus on the supervision of the policy and functioning of the performance of the duties of all directors and our general state of affairs. The Board of Directors may divide their tasks among themselves in or pursuant to the internal rules applicable to the Board of Directors. Each director has a statutory duty to act in the corporate interest of the Company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the Company also applies in the event of a proposed sale or break-up of the Company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed.

Our Board of Directors is entitled to represent the Company. The power to represent the Company also accrues to two executive directors acting jointly.

Delaware. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Director Terms

The Netherlands.

The general meeting shall at all times be entitled to suspend or dismiss a director. Under our Articles of Association, the general meeting may only adopt a resolution to dismiss such director by at least a two-thirds majority of the votes cast, provided that such majority represents more than half of the issued share capital. If a director is suspended and the general meeting does not resolve to dismiss him or her within three months from the date of such suspension, the suspension shall lapse.

Delaware. The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Director Vacancies

The Netherlands. Under Dutch law, directors are appointed and reappointed by the general meeting. The general meeting shall appoint directors and shall at all times have power to suspend or dismiss any director. Resolutions of the general meeting to dismiss a director can only be passed by a majority of at least two-thirds of the valid votes, provided that this majority exceeds fifty per cent (50%) of the issued share capital of the Company. The Board of Directors shall at all times have power to suspend any executive director. A director shall be given the opportunity to account for its actions in the general meeting during which its suspension or dismissal is discussed and have an adviser assist him therein.

Under Dutch law and our Articles of Association, it is provided that natural persons as well as legal entities shall be capable of holding the office of executive director. However, only natural persons can be appointed as non-executive director. Under Dutch law, the chairmanship of the Board of Directors, the making of a nomination to appoint a director and the determination of the remuneration of executive directors cannot be assigned to an executive director. Specifically for the one-tier board, the DCGC provides that the Board of Directors must consist of more non-executive directors than executive directors.

Delaware. The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-Interest Transactions

The Netherlands. Under Dutch law and our Articles of Association, our directors shall not participate in any discussion or decision-making that involves a subject or transaction in relation to which he or she has a direct or indirect personal interest which conflicts with that of the Company and the business enterprise connected with it. Such a conflict of interest would generally arise if the director concerned is unable to serve our interests and the business connected with it with the required level of integrity and objectivity due to the existence of the conflicting personal interest.

The DCGC provides the following best practice recommendations in relation to conflicts of interests in respect of directors:

●	A director should report any potential conflict of interest in a transaction that is of material significance to the Company and/or to such person to the other directors of the Company without delay. The director should provide all relevant information in that regard, including the information relevant to the situation concerning his or her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree.

●	The Board of Directors should decide, outside the presence of the relevant director, whether there is a conflict of interest.

●	All transactions in which there are conflicts of interest with directors should be agreed on terms that are customary in the market.

●	Decisions to enter into transactions in which there are conflicts of interest with directors that are of material significance to the company and/or to the relevant directors should require the approval of the Board of Directors. Such transactions should be published in the annual board report.

Delaware. The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

●	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors’ consent;

●	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

●	the transaction is fair to the corporation at the time it is authorized by the Board of Directors, a committee of the Board of Directors or the stockholders.

Proxy Voting by Directors

The Netherlands. An absent director may issue a proxy for a specific board meeting but only to another director in writing or by electronic means.

Delaware. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Shareholder Rights

Voting Rights

The Netherlands. In accordance with Dutch law and our Articles of Association, each issued ordinary share confers the right to cast one vote at the general meeting. No votes may be cast on shares that are held by us or our direct or indirect subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of usufruct (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht).

In accordance with our Articles of Association, for each general meeting, the Board of Directors may determine that a record date will be applied in order to establish which shareholders are entitled to attend and vote at the general meeting. Such record date shall be the 28th day prior to the day of the general meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting which must be published on the website of the Company at least 42 days prior to the meeting (and such notice may therefore be published after the record date for such meeting).

Delaware. Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder Proposals

The Netherlands. Pursuant to our Articles of Association, extraordinary general meetings will be held whenever required under Dutch law or whenever our Board of Directors deems such to be appropriate or necessary. Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law representing at least one-hundredth of the issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If our Board of Directors has not taken the steps necessary to ensure that such a meeting can be held within four weeks after the request, the requesting party or parties may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting.

Also, the agenda for a general meeting shall include such items requested by one or more shareholders, and others entitled to attend general meetings, representing at least 3% of the issued share capital, except where the articles of association state a lower percentage. Our Articles of Association do not state such lower percentage. Requests must be made in writing and received by the chairman of the Board of Directors at least 60 days before the day of the meeting.

In accordance with the DCGC and our Articles of Association, shareholders having the right to put an item on the agenda under the rules described above shall exercise such right only after consulting our Board of Directors in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in our strategy (for example, the removal of directors), our Board of Directors must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, our Board of Directors must use such response period for further deliberation and constructive consultation, in any event with the shareholders concerned, and shall explore the alternatives. At the end of the response time, our Board of Directors shall report on this consultation and the exploration of alternatives to our general meeting. The response period may be invoked only once for any given general meeting and shall not apply (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened, as described above.

Moreover, our Board of Directors can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more directors (or to amend any provision in our Articles of Association dealing with those matters) or when a public offer for our Company is made or announced without our support, provided, in each case, that our Board of Directors believes that such proposal or offer materially conflicts with the interests of our Company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint directors (or amend the provisions in our Articles of Association dealing with those matters) except at the proposal of our Board of Directors. During a cooling-off period, our Board of Directors must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our Board of Directors must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

●	our Board of Directors, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;

●	our Board of Directors cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

●	other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

Delaware. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by Written Consent

The Netherlands. Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that the resolution is adopted unanimously by all shareholders that are entitled to vote. The requirement of unanimity renders the adoption of shareholder resolutions without holding a meeting not feasible for us as a publicly traded Company.

Delaware. Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal Rights

The Netherlands. Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. However, Dutch law does provide for squeeze-out procedures as described under “Description of Share Capital and Articles of Association of our Company -  Squeeze-Out of Shareholders.” Also, Dutch law provides for cash exit rights in certain situations for dissenting shareholders of a company organized under Dutch law entering into certain types of mergers. In those situations, a dissenting shareholder may file a claim with the Dutch company for compensation. Such compensation shall then be determined by one or more independent experts. The shares of such a shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the merger.

Delaware. The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Shareholder Suits

The Netherlands. In the event a third party is liable to a Dutch company, only the Company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the Company. Only in the event that the cause for the liability of a third party to the Company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of The Netherlands and who did not opt out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt-out. This new regime applies to claims brought after January 1, 2020 and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not bind individual class members. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities laws.

Under our Articles of Association, except as otherwise consented to by the Company, the federal district courts in the United States of America shall have exclusive jurisdiction to resolve claims arising under the US Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder.

Delaware. Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit.

Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of Shares

The Netherlands. Under Dutch law, when issuing shares, our Company may not subscribe for newly issued shares in its own capital. Our Company may, however, subject to certain restrictions of Dutch law and the Articles of Association, acquire shares in its own capital. A listed company such as ours may acquire fully paid shares in its own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and its articles of association, such company may not repurchase fully paid shares in its own capital if the acquisition price cannot be paid out of the distributable reserves or when the Board of Directors knows or should reasonably be able to foresee that the Company cannot proceed to pay its payable debts after such acquisition. If, following such acquisition, the Company is unable to continue paying its due debts other than for no consideration, the directors who knew or reasonably should have foreseen such shortfall at the time of the acquisition are jointly and severally liable to the Company for compensation of the deficit caused by the acquisition. Such a company may only acquire its own shares if its general meeting has granted the Board of Directors the authority to effect such acquisitions.

Delaware. Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-Takeover Provisions

The Netherlands. Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. In this respect, certain provisions of our Articles of Association may make it more difficult for a third party to acquire control of us or effect a change in our Board of Directors. These provisions include:

●	a provision that our directors may only be dismissed by the general meeting by a two-thirds majority of votes cast representing more than half of our issued share capital;

●	that certain matters, including an amendment of our Articles of Association, require a proposal by the Board of Directors, or a qualified majority in the general meeting; and

●	a provision that the authority to issue shares or grant rights to subscribe for shares in the share capital of the Company may be delegated to the Board of Directors. Such delegation has taken place by a shareholders’ resolution dated April 26, 2023.

In addition, Dutch law allows for staggered multi-year terms of our directors, as a result of which only part of our directors may be subject to appointment or re-appointment in any one year.

Furthermore, our Board of Directors may, under certain circumstances invoke a reasonable period of up to 180 days to respond to certain shareholder proposals or a statutory cooling-off period of up to 250 days to respond to certain shareholder proposals or a hostile bid. See above under “Shareholder Proposals.”

Delaware. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

●	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

●	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

●	after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until 12 months following its adoption.

Inspection of Books and Records

The Netherlands. The Board of Directors provides the general meeting, within a reasonable amount of time, all information that the shareholders require for the exercise of their powers, unless this would be contrary to an overriding interest of our Company. If the Board of Directors invokes such an overriding interest, it must give reasons.

Delaware. Under the Delaware General Corporation Law, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

Dismissal of Directors

The Netherlands. Under our Articles of Association, the general meeting shall at all times be entitled to dismiss a director. The general meeting may only adopt a resolution to dismiss a director by at least a two-thirds majority of the votes cast, provided that such majority represents more than half of the issued share capital.

Delaware. Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

Issuance of Shares

The Netherlands. Under Dutch law, a company’s general meeting is the corporate body authorized to resolve on the issuance of shares and the granting of rights to subscribe for shares. Under our Articles of Association, the general meeting may delegate such authority to another corporate body of the Company, such as the Board of Directors. However, the general meeting may revoke such delegation at any given time.

By resolution of the general meeting dated April 26, 2023, our Board of Directors has been authorized to issue shares or grant rights to subscribe for shares. We may not subscribe for our own shares on issue. A share issue is effective as of the moment of the execution of a notarial deed of issuance of shares before a Dutch notary.

Delaware. All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the Company’s certificate of incorporation.

Preemptive Rights

The Netherlands. Under Dutch law, generally, in the event of an issuance of shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the shares held by such holder (with the exception of shares to be issued to employees or shares issued against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). However, under our Articles of Association, the preemptive rights in respect of newly issued shares is excluded.

Delaware. Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

The Netherlands. Dutch law provides that dividends (if it concerns a distribution of profits) may be distributed after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed, whether as a distribution of profits or of freely distributable reserves, only to the extent the shareholders’ equity exceeds the amount of the paid-in and called-up issued share capital and the reserves that must be maintained under the law or the articles of association. Interim dividends may be declared as provided in the Articles of Association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-in and called-up issued share capital plus any reserves as described above as apparent from our consolidated interim financial statements prepared under Dutch law. A resolution to make a distribution shall not take effect as long as the Board of Directors has not given its approval. The Board of Directors shall only refuse such approval if it is aware, or should reasonably foresee, that after such distribution the Company will not be able to continue to pay its due and payable debts.

Under our Articles of Association, our Board of Directors, may decide that all or part of the profits are carried to reserves or are viable for distribution on the shares, subject to restrictions of Dutch law. Our general meeting may also resolve to make distributions, based on and in accordance with a proposal to that effect by the Board of Directors. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Delaware. Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of common stock, property or cash.

Shareholder Vote on Certain Reorganizations

The Netherlands.

Under Dutch law, in principle, the adoption of certain resolutions by the general meeting, including resolutions approving an amendment of the articles of association or dissolution, requires the affirmative vote of the persons permitted to cast votes at a general meeting at which a quorum is present (and subject to the relevant needed majority). The general meeting needs to approve of any merger or demerger of the Company. No approval of the general meeting is in principle needed for a resolution of the Board of Directors to transfer the business or virtually the entire business of the Company to a third party, provided however that such a transfer could present a breach of fiduciary duty of the Board of Directors.

Delaware. Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Remuneration of the Board of Directors

The Netherlands. Under Dutch law and our Articles of Association, we must adopt a compensation policy for our Board of Directors. Such remuneration policy and any changes thereto shall require the adoption by the general meeting. The remuneration policy shall be proposed for approval by the general meeting at least once every four years. A resolution to approve the remuneration policy requires a majority of at least 75% of the votes cast. The Board of Directors determines the remuneration of individual directors with due observance of the remuneration policy. Annually, our remuneration report detailing the implementation of our remuneration policy over the financial year concerned will be put to the general meeting for an advisory vote. Our executive directors may not participate in the discussions or decision-making regarding the remuneration of executive directors. A proposal with respect to remuneration schemes in the form of shares or rights to shares in which directors may participate is subject to approval by our general meeting. Such a proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the Board of Directors and the criteria for granting or amendment.

Delaware. Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to stockholder vote due to the provisions of U.S. federal securities and tax law.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” elsewhere in this annual report or below.

D. Exchange Controls

We are incorporated pursuant to the laws of the Netherlands. There is no law or governmental decree or regulation in the Netherlands that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of ordinary shares, other than withholding tax requirements, applicable restrictions under sanctions and measures, including those concerning export control, pursuant to applicable resolutions adopted by the United Nations, regulations of the European Union, the Sanctions Act 1977 (Sanctiewet 1977), national emergency legislation or other legislation, applicable anti-boycott regulations and similar rules. Pursuant to the Dutch Foreign Financial Relations Act 1994 (Wet financiële betrekkingen buitenland 1994) entities could be obliged to provide certain financial information to the Dutch Central Bank for statistical purposes only. Any such remittances to U.S. residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. The European Directive Mandatory Disclosure Rules (2011/16/EU) in relation to cross-border tax arrangements can provide for future notification requirements.

E. Taxation

Material Dutch Tax Income Tax Considerations

The following are the material Dutch tax consequences of the acquisition, ownership and disposal of the ADSs, and, to the extent it relates to legal conclusions under current Dutch tax law. This does not purport to set forth all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution. Holders or prospective holders of ADSs should consult with their tax advisors with regard to the tax consequences of investing in the ADSs in their particular circumstances.

Please note that this section does not set forth the tax considerations for:

●	Holders of ADSs if such holders, and in the case of individuals, his/her partner or certain relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or a deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). A holder of ADSs in a Company is considered to hold a substantial interest in such Company if such holder alone or, in the case of individuals, together with his/her partner (as defined in the Dutch Income Tax Act 2001), directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that Company or of 5% or more of the issued and outstanding capital of a certain class of shares of that Company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that Company that relate to 5% or more of the Company’s annual profits and/or to 5% or more of the Company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a Company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

●	A holder of ADSs that is not an individual for which its shareholdings qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). A taxpayer’s shareholding of 5% or more in a Company’s nominal paid-up share capital (or, in certain cases, in voting rights) qualifies as a participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (verbonden lichaam) has a participation or if the Company in which the shares are held is a related entity (verbonden lichaam);

●	Holders of ADS who are individuals for whom the ADSs or any benefit derived from the ADSs are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001); and

●	Pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

Except as otherwise indicated, this section only addresses Dutch national tax legislation and published regulations, whereby the Netherlands and Dutch law means the part of the Kingdom of the Netherlands located in Europe and its law, respectively, as in effect on the date hereof and as interpreted in published case law until this date, without prejudice to any amendment introduced (or to become effective) at a later date and/or implemented with or without retroactive effect. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect any such changes.

Dividend Withholding Tax

RanMarine is generally required to withhold Dutch dividend withholding tax at a rate of 15% on dividends distributed by it. We are required to withhold such Dutch dividend withholding tax at source (which dividend withholding tax will not be borne by us but will be withheld by us from the gross dividends paid).

Dividends distributed by us to individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Dutch (corporate) income tax purposes (“Dutch Resident Individuals” and “Dutch Resident Entities,” as the case may be) or to holders of ADSs that are neither resident nor deemed to be resident of the Netherlands if the ADSs are attributable to a Dutch permanent establishment of such non-resident holder are generally subject to Dutch dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, but is not limited to:

●	Distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

●	Liquidation proceeds, proceeds of redemption of shares, or proceeds of the repurchase of shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those shares as recognized for purposes of Dutch dividend withholding tax, unless, in case of a repurchase, a particular statutory exemption applies;

●	An amount equal to the par value of shares issued or an increase of the par value of shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and

●	Partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of shares have resolved in advance at a general meeting to make such repayment and the par value of the shares concerned has been reduced by an equal amount by way of an amendment of our Articles of Association. The term “net profits” includes anticipated profits that have yet to be realized.

Dutch Resident Individuals and Dutch Resident Entities can generally credit the Dutch dividend withholding tax against their income tax or corporate income tax liability or may under certain circumstances be entitled to an exemption. The same applies to holders of ADSs that are neither resident nor deemed to be resident of the Netherlands if the shares are attributable to a Dutch permanent establishment of such non-resident holder. Depending on their specific circumstances, holders of ADSs that are resident in a country other than the Netherlands, may be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax pursuant to Dutch law, EU law or treaties for avoidance of double taxation.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Dutch dividend withholding tax is not granted if the recipient of the dividend is not the beneficial owner (uiteindelijk gerechtigde) as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) of such dividends. This legislation targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention.

Taxes on Income and Capital Gains

Dutch Resident Individuals

If a holder of ordinary shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the shares is taxable at the progressive income tax rates, if:

(i)	the ADSs are attributable to an enterprise from which the Dutch Resident Individual derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder in such enterprise, as defined in the Dutch Income Tax Act 2001; or

(ii)	the holder of the shares is considered to derive benefits from the shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden), such as activities with respect to the shares that go beyond ordinary asset management (normaal actief vermogensbeheer).

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of ADSs, such Dutch Resident Individual holder will be subject to an annual income tax imposed on a deemed return on the net value of the ordinary shares under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income and capital gains realized, the deemed annual return of the Dutch Resident Individual’s net investment assets that are taxed under this regime, including the ADSs, is set at a variable percentage of the net value of the investment assets (with a maximum of 6.17% in 2021). Such fictitious annual return deemed to be derived from the ADSs will be taxed at a flat rate of 32% in 2022.

The net value of the investment assets for the year is the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The ADSs are included as investment assets. A tax-free allowance of €57,000 is available (2023). For the avoidance of doubt, actual income, capital gains or losses in respect of the ADSs are as such not subject to Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). The deemed, variable return will be adjusted annually on the basis of historic market yields.

Dutch Resident Entities

Any benefit derived or deemed to be derived from the shares held by Dutch Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2023)

Non-residents of the Netherlands

A holder of ADSs that is neither a Dutch Resident Individual nor a Dutch Resident Entity will not be subject to Dutch taxes on income or on capital gains in respect of any payment under shares or any gain realized on the disposal or deemed disposal of the shares, provided that:

●	such holder does not have an interest in an enterprise which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the shares are attributable; and

●	in the event such holder is an individual, such holder does not derive benefits from the shares that are taxable as benefits from other activities in the Netherlands, such as activities in the Netherlands with respect to the shares that go beyond ordinary asset management.

Under certain specific circumstances, Dutch taxation rights may be restricted for a holder of ADSs that is neither a Dutch Resident Individual nor a Dutch Resident Entity pursuant to treaties for the avoidance of double taxation.

Gift and Inheritance Taxes

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the ADSs by way of a gift by, or on the death of, a holder of ADSs who is resident or deemed to be resident in the Netherlands at the time of the gift or the holder’s death.

Non-residents of the Netherlands

No Dutch gift or inheritance taxes will arise on the transfer of the ordinary shares by way of gift by, or on the death of, a holder of ordinary shares who is neither resident nor deemed to be resident in the Netherlands, unless:

●	in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or

●	the transfer is otherwise construed as a gift, such as a gift that is made under a condition precedent, or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands.

For purposes of Dutch gift and inheritance taxes, a person that holds the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the 10 years preceding the date of the gift or his/her death. Additionally, for purposes of Dutch gift tax, any person, irrespective of his nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the 12 months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other Taxes and Duties

No Dutch value-added tax (omzetbelasting) and no Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of shares on any payment in consideration for the acquisition, ownership or disposal of the shares.

Material U.S. Federal Income Tax Considerations

The following is a general summary of material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our securities. This summary applies only to U.S. Holders that acquire securities pursuant to this annual report, hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of our ordinary shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, net investment income, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our ordinary shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of our ordinary shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our ordinary shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

The following discussion does not describe all the tax consequences that may be relevant to any particular U.S. Holders, including those subject to special tax situations such as:

●	banks and certain other financial institutions;
●	regulated investment companies;
●	real estate investment trusts;
●	insurance companies;
●	broker-dealers;
●	traders that elect to mark-to-market;
●	tax-exempt entities or governmental organizations;
●	individual retirement accounts or other tax deferred accounts;
●	persons deemed to sell our ordinary shares under the constructive sale provisions of the Code;
●	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;
●	U.S. expatriates;
●	persons holding our ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;
●	persons that directly, indirectly, or constructively own 10% or more of the total combined voting power or total value of our ordinary shares;
●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;
●	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement; or
●	persons holding our ordinary shares through partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR ORDINARY SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;
●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner (or other owner) in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our ordinary shares, and such entity or arrangement, generally will depend on such partner’s (or other owner’s) status and the activities of such entity or arrangement. A U.S. Holder that is a partner (or other owner) in such an entity or arrangement should consult its tax advisor.

Dividends and Other Distributions on Our Ordinary shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to our ordinary shares (including the amount of non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations.

Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a passive foreign investment company (as discussed below) nor treated as such with respect to the U.S. Holder for our taxable year in which the dividend is paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements, and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Under IRS authority, ordinary shares generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market, as our ordinary shares are expected to be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is actually or constructively received by the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder generally should not recognize any foreign currency gain or loss in respect of such distribution if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder. Any further gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount will be U.S. source ordinary income or loss.

Dividends on our ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, non-U.S. taxes withheld, if any, on any distributions on our ordinary shares may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will generally constitute “passive category income.” The U.S. federal income tax rules relating to foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of Our Ordinary shares

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder on the sale or other taxable disposition of our ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

If the consideration received upon the sale or other disposition of our ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the sale or other taxable disposition. If our ordinary shares are treated as traded on an established securities market, a cash basis U.S. Holder or an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If our ordinary shares are not treated as traded on an established securities market, or the relevant U.S. Holder is an accrual basis taxpayer that does not make the special election, such U.S. Holder will recognize foreign currency gain or loss to the extent attributable to any difference between the U.S. dollar amount realized on the date of sale or disposition (as determined above) and the U.S. dollar value of the currency received translated at the spot rate on the settlement date.

A U.S. Holder’s initial U.S. federal income tax basis in our ordinary shares generally will equal the cost of such ordinary shares. If a U.S. Holder used foreign currency to purchase the ordinary shares, the cost of the ordinary shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If our ordinary shares are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Passive Foreign Investment Company Considerations

We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (1) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such U.S. Holder unless (1) we cease to qualify as a PFIC under the income and asset tests discussed in the prior paragraph and (2) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the anticipated market price of our ordinary shares in the proposed initial public offering and the current and anticipated composition of our income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of our income and assets and the market value of our shares and assets from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are considered a PFIC at any time that a U.S. Holder holds our ordinary shares, any gain recognized by a U.S. Holder on a sale or other disposition of our ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for our ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year prior to the year in which we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on our ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) of our ordinary shares if we are considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our ordinary shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC described above. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries.

If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our ordinary shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

A U.S. Holder that acquires ordinary shares generally will be required to file Form 926 with the IRS if (1) immediately after the acquisition such U.S. Holder, directly or indirectly, owns at least 10% of the ordinary shares, or (2) the amount of cash transferred in exchange for ordinary shares during the 12-month period ending on the date of the acquisition exceeds $100,000. Significant penalties may apply for failing to satisfy these filing requirements. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include our ordinary shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of our ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

All information that we have filed with the SEC can be accessed through the SEC’s website at www.sec.gov. This information can also be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at https://www.ranmarine.io. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

I.	Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information on the Company-C. Organizational Structure.”

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments that expose us to concentrations of credit risk primarily consist of cash and short-term investment. The maximum amount of loss due to credit risk in the event of other parties failing to perform their obligations is represented by the carrying amount of each financial asset as stated in our consolidated balance sheets.

We are exposed to various types of market risks, including changes in foreign exchange rates, service prices and inflation in the normal course of business.

Foreign Exchange Risk

Our contractual agreements are primarily denominated in U.S. dollars, which serves as our functional currency for financial reporting. However, we incur certain operational expenses in the local currencies of the jurisdictions in which we operate. Consequently, fluctuations in foreign currency exchange rates may impact our financial performance. Historically, foreign currency transaction gains and losses have not been material to our consolidated financial statements.

Interest Rate Risk

We are subject to risks resulting from fluctuations in interest rates on our bank balances. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates would increase the cost of new debt. We do not currently use any derivative instruments to manage our interest rate risk.

Inflation risk

Inflationary factors such as increases in the cost of our services and overhead costs may adversely affect our operating results. A high rate of inflation may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our services do not increase proportionately with these increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure and procedures (as defined in Rule 13a 1I) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a 15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective, due to the material weakness identified by us, which is described below under “Management’s Annual Report on Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). As part of our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023, management identified the following material weakness:

● The current scale of the Company’s business is relatively small. Certain team members of the Company are responsible for multiple functions, including accounting, business development and operations. Some of the holding company’s officers and employees also hold various positions at some of the Company’s subsidiaries.

● The Company’s financial management function is yet to be improved in various aspects, including but not limited to that: a) our supervision and approval procedures in financial accounting and financial statement disclosure are not rigorous enough, b) we lack a comprehensive and effective internal audit system, and c) we do not have sufficient number of skilled financial and accounting personnel and have yet to provide periodic professional and business training to our current financial personnel.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

This material weakness did not result in any identified material misstatements to the consolidated financial statements, Based on this material weaknesses, management concluded that at December 31, 2023, internal control over financial reporting was not effective.

Remediation

Our Board of Directors, Audit Committee and management take internal control over financial reporting and the integrity of our consolidated financial statements seriously.

Our management is responsible for its assessment of the effectiveness of internal controls over financial reporting and is committed to improving its controls related to the material weaknesses described above, such that these controls are designed, implemented, and operating effectively.

Following the identification of this material weakness described above, our management commenced implementation of a remediation plan. The remediation plan includes the following steps to improve our internal control over financial reporting:

● We are taking some improvements to strengthen our internal control over the asset management.

● We are providing additional appropriate U.S. GAAP accounting and financial reporting training for financial reporting and accounting personnel, especially training related to accounting policies and accounting estimates applicable to cryptocurrency business.

● We will further promote the independence of each business entity and function to improve the internal control system of the Group’s business structure. With the development of our business, we will continuously improve the organizational structure, enhance the functions of various departments, expand the workforce, and on this basis, improve the various internal control systems and processes of the Company.

● We will add an accounting manager in 2024, responsible for supervising accounting work, reviewing financial accounting content, and specifically responsible for preparing the Company’s consolidated financial statements, as well as assisting the CFO in the disclosure of financial reports. With the continuous expansion of the Company’s future business scale, we may recruit more financial personnel to meet more accounting and financial management needs.

● As the Company’s business develops, we will fill the role of the internal audit manager. The internal audit manager will be responsible for regularly evaluating the integrity of the Company’s internal controls, supervising the effective implementation of internal control systems, and reporting directly to the Audit Committee.

While we intend to fully address the material weakness and significant deficiency in our internal control over financial reporting by the end of 2024, the foregoing remediation measures may not be sufficient and we may need to implement additional measures and enhance their implementation. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, because we are neither a “large accelerated filer” nor an “accelerated filer” as such terms are defined in Rule 12b-2 under the Exchange Act.

Changes in Internal Control over Financial Reporting

We have designed and implemented new internal control processes and systems based on changes in the Company’s business and personnel. Except for the material weakness identified as of December 31, 2023, the remedial measures and except for the changes described above, there have been no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We intend to appoint to our Audit Committee three (3) directors that will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. One of our directors on the Audit Committee will be an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market.

ITEM 16B. CODE OF ETHICS

We will adopt a Code of Conduct and Ethics that applies to our directors, officers and other employees upon the consummation of the Company’s initial public offering.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firms.

	For the year Ended December 31,
	2023	2022	2021

Audit Fees	€97,222	€88,113	€-
Audit-Related Fees	16,730	-	-
All Other Fees	-	-	-
Total	€113,952	€88,113	€-

Audit Fees -This category includes the audit of our annual consolidated financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees - This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported above under “Audit Fees”.

All Other Fees - This category consists of fees for other miscellaneous items.

The policy of our audit committee is to pre-approve all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer Status

The listing rules of Nasdaq (the “Listing Rules”), include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as RanMarine, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose any significant ways that our corporate governance practices differ from the Listing Rules that we do not follow, please see ‘Certain Disclosure and Reporting Obligations under the DCGC as stipulated hereunder’.

Certain Disclosure and Reporting Obligations under the DCGC

The Company’s directors, officers, and shareholders are subject to certain disclosure and reporting obligations under Dutch law. The following is a description of the general disclosure obligations of under Dutch law as such laws exist as of the date of this annual report and should not be viewed as legal advice for specific circumstances.

As RanMarine has its corporate seat in the Netherlands and has its securities listed on a third (non-EU) country market equivalent to a regulated market (i.e. Nasdaq), RanMarine is subject to the DCGC. The DCGC contains both principles and suggested governance provisions for one-tier boards, executive and non-executive directors, shareholders and general meetings, financial reporting, auditors, disclosure compliance and enforcement standards.

The DCGC is based on a “comply or explain” principle. Accordingly, RanMarine is required to disclose in its management report publicly filed in the Netherlands, whether or not it is complying with the various provisions of the DCGC. If RanMarine does not comply with one or more of those provisions (e.g., because of a conflicting Nasdaq requirement or U.S. market practice), RanMarine is required to explain the reasons for such non-compliance. While we intend to endorse the principles and best practice provisions of the DCGC, it is envisaged that RanMarine will not apply certain best practice provisions of the DCGC, including the following:

-	Independency requirements. The DCGC provides that the non-executive directors have to meet certain independency requirement. We note that our chairman, Mr. Foss has provided $800,000 of bridge funding to the Company on terms substantially consistent with other bridge loan investors. (See the section entitled “Related Party Transactions” for further information.) In this respect, we might not strictly comply with the independency requirements. However, we believe that this only shows the commitment and belief that Mr. Foss has in us. Furthermore, we believe that our company and all of our stakeholders will benefit from the presence of Mr. Foss, especially in respect of his extensive experience, expertise and valuable knowledge of our business and the industry we operate in. We believe that this outweighs any perceived disadvantage of non-independence.

-	Remuneration of non-executive directors: The DCGC provides that non-executive directors must not be awarded remuneration in the form of shares and/or rights to shares. Our non-executive directors shall be paid in Restricted Stock Units (“RSUs”), which shall be their sole form of remuneration. Please see “Executive Compensation” for an extensive outline of the remuneration plan. Although this is not compliant with the DCGC, in accordance with market standards in the U.S., we believe it is in the best interest of the Company that non-executive directors receive share-based remuneration. Due to liquidity constraints for other forms of remuneration, non-executive directors may divest their shares on short term.

-	Diversity and Inclusion. As an emerging company, the Company does not yet comply with the best practice provisions in the DCGC requiring a policy on Diversity and Inclusion. The Company is aware of the significance of such policy, not only as a moral imperative, but also a strategic business imperative that is vital for driving innovation, enhancing employee morale and productivity, and strengthening stakeholder relationships. Therefore, the Company is committed to taking concrete actions towards achieving these objectives and is actively working towards implementing effective Diversity and Inclusion policies in the future.

Long-Term Incentive Plan open to members of Board of Directors, including non-executive directors. The Board of Directors has granted or intends to grant RSUs to the CEO, CFO, the Chairman, and the other non-executive Board Members, as part of the Long-Term Incentive Plan that is expected to be launched concurrent with the IPO. The RSUs for the executive directors vest ratably over four years. In deviation of best practice provision 3.1.2 of the DCGC, these RSUs will partially vest within the first three years of their grant date, and the RSUs granted to the Chairman and other non-executive Board Members, will vest in one year and not be subject to a five-year holding period. Although in deviation of the DCGC, we believe that the foregoing is market practice among companies listed on the Nasdaq. As regards the non-executive directors, it is envisaged that their remuneration will be payable 100% in RSUs subject to a one-year vesting period. The remuneration in the form of equity instruments is in accordance with market practice among companies listed on Nasdaq, although in deviation from suggested governance provisions 3.3.2 and 3.3.3 of the DCGC.

No auditor appointment by the general meeting. The Company deviates from principle 1.6 and best practice provision 1.6.1 of the DCGC, as the nomination for the appointment of the external auditor shall not be submitted to the general meeting for approval. The non-executive directors shall supervise the functioning of the external auditor.

Other governance items. The DCGC provides several governance related items which are more suitable for larger companies. For instance, RanMarine has no internal audit department, it has no company secretary, no induction program for non-executive directors and no development program for the Board of Directors.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company will adopt an insider trading policy upon the consummation of our initial public offering.

ITEM 16K. CYBERSECURITY

We understand the critical necessity of establishing robust cybersecurity measures to protect our information systems and ensure the confidentiality, integrity, and availability of our data. Our company has put in place policies and procedures to assess, identify, and manage cybersecurity risks effectively. We regularly evaluate potential threats to our information systems and conduct both scheduled and spontaneous assessments to identify vulnerabilities. Based on these assessments, we determine the need to enhance or adjust our safeguards to mitigate risks and address any existing gaps. The responsibility for overseeing this risk assessment and mitigation process lies with our IT leadership, who reports directly to our CEO.

To ensure the effectiveness of our safeguards, we continuously monitor and test them, while also providing training to our employees in collaboration with HR, IT, and management, fostering a company-wide culture of cybersecurity risk management. During the financial year ended December 31, 2023, we did not encounter any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

Our board of directors holds the responsibility for monitoring and evaluating strategic risk exposure, including cybersecurity risks. They oversee this function both collectively and through the audit committee. Additionally, our executive management team regularly updates the Audit Committee on cybersecurity risks, with at least an annual frequency. Our cybersecurity coordinator, working closely with the IT team, assesses and manages cybersecurity risks, reporting directly to the CEO. This ensures that senior management remains well-informed about our cybersecurity posture and any potential risks facing the Company.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Title
1.1**	Form of Underwriting Agreement (incorporated herein by reference to exhibit 1.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on March 8, 2024 (File No. 333-273199)
3.1**	Articles of Association of RanMarine Technology B.V. (translated into English) (incorporated herein by reference to exhibit 3.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on March 8, 2024 (File No. 333-273199)
4.1**	Form of Representative’s Warrant (incorporated herein by reference to exhibit 4.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on March 8, 2024 (File No. 333-273199)
4.2**	Form of Warrant Agent Agreement (incorporated herein by reference to exhibit 4.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on March 8, 2024 (File No. 333-273199)
4.3**	Form of Tradeable Warrant (incorporated herein by reference to exhibit 4.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on March 8, 2024 (File No. 333-273199)
4.4**	Form of Non-tradeable Warrant (incorporated herein by reference to exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on March 8, 2024 (File No. 333-273199)
4.5**	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.6) (incorporated herein by reference to exhibit 4.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on March 8, 2024 (File No. 333-273199)
4.6**	Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts (incorporated herein by reference to exhibit 4.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on March 8, 2024 (File No. 333-273199)
10.1**	Assembly and Distribution Agreement, dated April 1, 2021, as between RanMarine Technology B.V. and Rotax S.A.S. (incorporated herein by reference to exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on March 8, 2024 (File No. 333-273199)
10.2**	RanMarine Equity Inventive Plan (incorporated herein by reference to exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on March 8, 2024 (File No. 333-273199)
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes - Oxley Act of 2002
13.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
13.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002
21.1**	List of Subsidiaries (incorporated herein by reference to exhibit 21.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on March 8, 2024 (File No. 333-273199)
99.1**	Registrant’s Representation Pursuant to Requirements of Form 20-F, Item 8.A.4

** Previously filed and incorporated by reference to this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANMARINE TECHNOLOGY B.V.

Date: July 2, 2024	By:	/s/ Richard Hardiman
	Name:	Richard Hardiman
	Title:	Chief Executive Officer

RANMARINE TECHNOLOGY B.V.

Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

RanMarine Technology B.V.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of RanMarine Technology B.V. (the “Company”) as of December 31, 2023 and 2022 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022 the consolidated results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 of the notes to consolidated financial statements, the Company has suffered recurring losses from operations since inception, has an accumulated deficit, and has insufficient working capital to fund future operations each of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2022.

Dallas, Texas

July 2, 2024

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas,Texas 75251 Telephone: 972-239-1660 ⁄ Facsimile: 972-239-1665 Toll Free: 877-853-4195 Web site: turnerstone.com
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

CONSOLIDATED FINANCIAL STATEMENTS

RanMarine Technology B.V.

Consolidated Balance Sheets

As of December 31, 2023 and 2022

	2023	2022
Assets
Current assets
Cash and cash equivalents (Note 4)	€36,603	€448
Accounts receivable (Note 5)	95,200	124,814
Other receivables (Note 6)	49,860	292,373
Inventory (Note 7)	112,575	46,785
Deferred IPO costs (Note 8)	1,098,273	-
	1,392,511	464,420
Non-current assets
Property, plant and equipment net (Note 9)	39,080	10,922
Right of use asset (Note 10)	787,268	191,966
Intangible assets (Note 12)	1,403,552	964,109
	2,229,900	1,166,997

Total assets	€3,622,411	€1,631,417

Liabilities and Shareholders’ Deficit
Current liabilities
Bank overdraft	€-	€108,299
Trade payables (Note 13)	1,001,588	473,028
Derivative liabilities (Note 14)	8,606,000	3,675,787
Loans and liabilities to related parties (Note 15)	769,052	145,100
Taxes and social securities payable (Note 16)	144,569	175,308
Current portion of lease liability (Note 10)	159,184	63,027
Accrued liabilities (Note 17)	954,125	182,207
	11,634,518	4,822,756

Non-current liabilities
Lease liability, net of current portion (Note 10)	640,445	133,705
	640,445	133,705

Total liabilities	12,274,963	4,956,461

Commitments and contingencies (Note 25)

Shareholders’ deficit
Common stock; €0.01 par value per share; 100,000,000 shares authorized; 6,552,558 shares issued and outstanding (Note 18)	65,526	65,526
Additional paid in capital	626,894	626,894
Legal reserves (Note 18)	1,374,930	935,487
Accumulated deficit	(10,719,902)	(4,952,951)
Total shareholders’ deficit	(8,652,552)	(3,325,044)

Total liabilities and shareholders’ deficit	€3,622,411	€1,631,417

The accompanying notes are an integral part of these consolidated financial statements.

RanMarine Technology B.V.

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2023 and 2022

	2023	2022
Sales (Note 19)	€649,880	€432,427
Cost of sales	364,820	236,531
Gross profit	285,060	195,896

Operating expenses (Note 20)
Research and development (Note 20.1)	141,804	143,806
Sales and marketing (Note 20.2)	605,120	203,277
General and administrative (Note 20.3)	2,654,723	1,067,986
Total operating expenses	3,401,647	1,415,069

Operating loss	(3,116,587)	(1,219,173)

Other expenses, net (Notes 21 and 22)	(2,210,921)	(1,902,870)

Net loss before taxes	(5,327,508)	(3,122,043)

Provision (benefit) for income taxes (Note 11)	-	125,523
Net loss and comprehensive loss	€(5,327,508)	€(3,247,566)

Basic loss per ordinary share:	€(0.81)	€(0.50)

Weighted average ordinary shares outstanding:	6,552,558	6,552,558

The accompanying notes are an integral part of these consolidated financial statements.

RanMarine Technology B.V.

Consolidated Statements of Changes in Shareholders’ Deficit

For the Years Ended December 31, 2023 and 2022

	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Legal Reserves	Accumulated Deficit	Totals
Beginning balance, January 1, 2023	6,552,558	€65,526	€626,894	€935,487	€(4,952,951)	€(3,325,044)
Net loss	-	-	-	-	(5,327,508)	(5,327,508)
Legal reserve (Note 18)	-	-	-	439,443	(439,443)	-
Ending balance, December 31, 2023	6,552,558	€65,526	€626,894	€1,374,930	€(10,719,902)	€(8,652,552)

	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Legal Reserves	Accumulated Deficit	Totals
Beginning balance, January 1, 2022	6,552,558	€65,526	€626,894	€470,817	€(1,240,715)	€(77,478)
Net loss	-	-	-	-	(3,247,566)	(3,247,566)
Legal reserve (Note 18)	-	-	-	464,670	(464,670)	-
Ending balance, December 31, 2022	6,552,558	€65,526	€626,894	€935,487	€(4,952,951)	€(3,325,044)

The accompanying notes are an integral part of these consolidated financial statements.

RanMarine Technology B.V.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023 and 2022

For the Year Ended:	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	€(5,327,508)	€(3,247,566)
Change in fair value of derivatives liabilities	2,341,845	2,816,150
Depreciation and amortization	261,679	66,513
Accrued advisory services performed by related parties	633,753	68,500
Inventory	(65,790)	(31,845)
Accounts receivable and other receivables	272,127	(359,611)
Deferred IPO costs	(1,098,273)	-
Accrued liabilities	735,649	(372,896)
Trade payables	528,559	419,784
Deferred tax asset	-	125,523
Net cash flow used in operating activities	(1,717,959)	(515,448)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures for property, plant and equipment	(36,000)	(6,176)
Intangible assets	(590,993)	(464,670)
Net cash flow used in investing activities	(626,993)	(470,846)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft	(108,299)	108,299
Payments made on lease liability	(89,163)	(60,603)
Advances from derivative liabilities	2,588,369	859,638
Payments made on loans to related parties	(9,800)	(13,400)
Net cash flow provided by financing activities	2,381,107	893,934

Net Cash Flow	36,155	(92,360)
Cash and cash equivalents at beginning of year	448	92,808

Cash and cash equivalents at end of year	€36,603	€448

SUPPLEMENTAL DISCLOSURE OF NON-CASH INFORMATION

Increase in right-of-use assets via additional capital lease obligations	€697,588	€-

The accompanying notes are an integral part of these consolidated financial statements.

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

Notes to Consolidated Financial Statements

1.	Corporate Information

RanMarine Technology, B.V. (the “Company”) was incorporated in the Netherlands on April 12, 2016. The Company designs and manufactures aquatic drones also known as autonomous surface vessels (“ASV”) for the purpose of eliminating water pollution in ports, harbors, canals and other marine and water environments. The Company’s corporate offices and manufacturing facility are located in Rotterdam, the Netherlands.

2.	Summary of Significant Accounting Policies

2.1	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”)

The accounting principles set out below, unless stated otherwise, have been applied consistently for all periods presented in the accompanying consolidated financial statements.

The Company’s fiscal year-end is December 31. The consolidated financial statements’ valuations are based on the historical cost unless stated otherwise. The functional and presentation currency of the Company is the Euro.

2.2	Consolidation

The consolidated financial statements include the financial data of RanMarine Technology B.V. and its group companies over which control is exercised. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intragroup receivables and payables, as well as intragroup transactions, finance income and expenses and unrealized results within the Group are eliminated in the preparation of the consolidated financial statements.

The consolidated group companies and the percentage of ownership included in the consolidation:

●	RanMarine B.V. (100%)
●	RanMarine USA LLC (100%)

2.3	Foreign currency

During the financial year, transactions in foreign currency other than the euro are translated into the relevant functional currency at the exchange rates applying on the transaction date. The exchange differences as a result from the translation are included in the operating results of the period the transactions occurred.

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

Assets and liabilities that are denominated in foreign currency other than the euro are translated at the exchange rates as at the end of the reporting period; however, there were no such items denominated in a foreign currency at December 31, 2023 and 2022. The profit and loss account items have been translated at average exchange rates. Given the limited scale of foreign activities with a different functional currency, there is no statutory reserve (or cumulative foreign currency translation amounts) for conversion differences at 31 December, 2023 and 2022.

2.4	Significant accounting policies

2.4.1	Current versus non-current classification - Assets and obligations that are classified as current shall mature within one year. Non-current assets and obligations shall mature beyond one year from the consolidated balance sheet date.

2.4.2	Cash and Cash Equivalents - Cash is recognized based on the amount received. Cash equivalents, which are assets that can generally be liquidated in less than 90 days based on convertibility and short-term maturity, are carried at cost. Any bank overdrafts are accounted for based on the amount that must be repaid to the lender. Cash balances may exceed the insured limits from time to time. The Company has not experienced any losses with respect to uninsured balances.

2.4.3	Accounts receivable – Receivables (amounts due from trade debtors and other receivables including prepayments) are initially recognized at cost which is also the fair value. Current receivables, receivables that fall due within one year, are carried at cost unless there is a known significant credit risk. Receivables are reviewed to determine if a reserve needs to be entered for credit losses. If a reserve is deemed necessary, accounts receivable would be carried at cost less the reserve.

2.4.4	Inventory - Inventories are valued at the lower of cost or market, market being net realizable value. Net realizable value is calculated based on the estimated selling price of the product less cost to get the inventory in sellable condition.

The carrying amount of inventories is expensed as inventories are sold and recognized in cost of sales. Write-downs to net realizable value and losses are expensed in the period they occur. Any reversal of write-downs is recognized in the period the reversal occurs. The Company’s inventories consisted of raw materials in 2022 and 2023, and also of finished products in 2023. See Note 7 for further details.

2.4.5

Property, plant, and equipment – Property, plant, and equipment are measured at historical cost. They are carried at cost less accumulated depreciation and any impairment value. Depreciation is on a straight-line basis over an estimated useful life given to the asset by management. Useful lives are reviewed periodically for needed changes. All repairs and maintenance costs are expensed when incurred.

Useful lives of property, plant, and equipment

●	Plant and machinery- 5 years
●	Equipment- 5 years
●	Autonomous special vehicles- 5 years

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

2.4.6

Intangible assets - Intangible assets are intellectual property and internally developed information systems with a finite life and area accounted for in accordance with IAS 38 (“Intangible Assets”). The intangible assets acquired are measured at cost less accumulated amortization and impairment. Expenditure for development activities where the research results are applied to a plan or design for the production of new or substantially improved product and processes are capitalized if the product or process is technically and commercially feasible and can be separately identified, if the expenses can be measured reliably and if the Company has sufficient resources to complete the development of the asset. If these criteria are not met, the expenditures are expensed. If the criteria is met, projects will go from the research phase to the development phase if there is a successful build. The capitalized costs comprise the cost of materials, direct labor and the directly attributable proportion of overheads less any subsidy received for such costs. Other development expenditures are recognized in the consolidated statement of operations and comprehensive loss as an expense when incurred. Subsequent expenditure on capitalized intangible assets is recognized in the consolidated statement of operations and comprehensive loss unless it increases the future economic benefits embodied in the specific asset to which it relates. In that case, the costs are capitalized for only the increase in the future economic benefits. Amortization is charged to the consolidated statement of operations and comprehensive loss on a straight-line basis over the estimated useful life of the intangible asset unless such life is indefinite. Other intangible assets are amortized from the date they are available for use. Effective January, 2023, amortization has started. The amortization method and estimated useful lives are assessed annually. Accounting has been done in accordance with IAS 38 (“Intangible Assets”).

Useful lives of intangible assets

●	Research and development costs- 5 years
●	Concessions intellectual property rights- infinitive live

2.4.7	Taxes – Taxes are calculated based on the taxable income or loss for the period and the tax laws that have been enacted or substantively enacted as of the reporting period. Taxes consider any non-deductible costs or non-taxable items. Deferred tax assets or tax liabilities are also considered when computing tax. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate based on amounts expected to be paid to the tax authority. In case of uncertainties related to income taxes, they are accounted for in accordance with IFRIC 23 (“Uncertainty over Income Tax Treatments”) and IAS 12 (“Income taxes”) based on the best estimate of those uncertainties.

2.4.7.1	A deferred tax is generated when there are temporary differences between assets or liabilities for financial reporting purposes and amounts used for tax purposes. Net operating losses can generate a deferred tax given such losses can be utilized in the future to reduce future taxable income. Tax rates applicable when the deferred tax is expected to reverse are used in the calculation of the deferred tax.

2.4.8	Leases – Contracts are reviewed to determine if they contain the elements of a lease. To be a lease, the right of control must be given to the lessee for a specified asset for a given time period for consideration. If the supplier has the right or practical ability to substitute alternative assets during the life of the contract, then the contract is not a lease. The lease liability is calculated by discounting all the lease payments not made at the commencement date by the implicit interest rate in the lease or the incremental borrowing rate. Extension options are included in the determination of the lease liability to the extent that it is reasonably certain that those options will be exercised. The lease liability and the right of use asset are the same value at the start of the lease. The right-of-use assets are depreciated on a straight-line basis from the start date of the lease to the end of the lease term.

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

2.4.9	Financial instruments - A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. These include both non-derivative financial instruments, such as trade and other receivables and payables, and derivative financial instruments, such as certain derivative liabilities arising from the convertible notes and warrants included within the accompanying consolidated balance sheets as of December 31, 2023 and 2022.

Trade payables, tax, remuneration, social security, other accounts payable including liability accruals are valued at nominal value. Supplier agreements or amounts due to statutory authorities determine costs. Management estimates amounts for accrued expenses. Financial assets and financial liabilities are recognized at their fair value initially. Transaction expenses for assets and liabilities are also included in the initial fair value measurement. Using the effective interest rate method, financial liabilities are measured at amortized cost after the initial recognition.

2.4.10	Provisions for liabilities and charges – Provisions are liabilities for uncertain times and amounts. Provisions are established if an obligation presently exists, there is a probable outflow of resources to cover the obligation and the obligation can be reasonably estimated. The provision represents the best estimate to settle the obligation. For both 2023 and 2022, there were no uncertain liabilities that required a provision.

2.4.11

Revenue – Contract revenue and other revenues exclude value added tax and is after discounts. Contract revenue recognition will take place in accordance with IFRS 15 (“Revenue from Contracts with Customers”); when there is an identifiable contract with a customer, the contract stipulates performance obligations, a price has been established, the price has been allocated to the contract performance obligations, then the specific revenue associated with the specific obligation completion is recognized. For the majority of the Company’s contracts, the terms generally consist of a single performance obligation, delivery of our products, the ASVs. We recognize revenue at delivery as risk of loss and control have been transferred to the customer at the time the product is picked up for delivery. Revenue measurement is the fair value of the amount received or due. The revenue represents product and / or service amounts receivable generated during the normal course of business. Revenue is recognized net of deductions for returns, allowances, and rebates, which the Company has assessed as not significant during each of the fiscal years in the accompanying consolidated financial statements. A liability will be established within the consolidated balance sheet when the customer has prepaid for a good or service. A receivable will be established where the contract performance obligation has been met but payment has not been received.

The Company has two other sources of revenue that have yet to become significant. In the late 2022, the Company began requiring with every ASV sold, a subscription to RanMarine Connect, which is a software as a service subscription model allowing for web-browser based ASV management, device control, maintenance, etc. The Company sells the subscriptions in varying lengths of time ranging from one year to five years. The subscriptions are charged on a recurring annual basis upon expiration of the initial term and the subscription price is recognized ratably over the subscription period as the performance obligation is met and satisfied. Additionally, beginning in 2023, the Company began leasing its ASVs on a month-to-month basis and such lease amounts received are recognized over the same period as the performance obligation is met and satisfied. Revenue related to the subscriptions and the leases approximated €35,000 and €27,000 respectively during 2023. During 2022 there was approximately €8,000 revenue recognized related to the subscriptions and no revenue recognized related to the leases.

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

2.4.12	Segment reporting - The Company identifies its operating segments in accordance with IFRS 8, (“Operating Segments”). Operating segments are defined as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, ore decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker, its Chief Executive Officer, manages the Company’s operations on a combined basis for the purposes of allocating resources. Accordingly, the Company has determined it operates and manages its business in a single reporting operating segment.

2.4.13	Derivative liabilities - The Company evaluates and accounts for conversion options embedded in its convertible notes in accordance with IFRS 9, “Financial Instruments.” Under IFRS 9, the Company has elected to account for the embedded features within it convertible notes at fair value. In accordance with this accounting method, any subsequent increases or decreases in fair value are recorded as a change in fair value of derivative liabilities and are included as a component of other income (loss) in the accompanying consolidated statements of operations and comprehensive loss. In addition to convertible notes, the Company also issues warrants to purchase shares of Company stock. The warrants are accounted for at fair value as of the date of issuance and again at each year end using a Black Scholes option-pricing model. Fair value adjustments to the warrant liability are recognized in the change in fair value of derivative liabilities line item within other income (loss) in the accompanying statements of operations and comprehensive loss.

2.4.14	Impairment of non-financial assets – Management assesses whether an asset may be impaired at each reporting date. If any indication of impairment exists, or when testing is required, the recoverable amount will be determined. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses including impairment on inventories are recognized in the consolidated statement of operations and comprehensive loss. After impairment, depreciation is provided on the revised carrying amount of the asset over its remaining useful life. The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s cash generating units (“CGU”) to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. To estimate cash flow projections beyond periods covered by the most recent budgets/forecasts, the Company extrapolates cash flow projections in the budget using a steady or declining growth rate for subsequent years, unless an increasing rate can be justified. In any case, this growth rate does not exceed the long-term average growth rate for the products, industries, or country or countries in which the Company operates, or for the market in which the asset is used. For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount.

2.4.15	Loss per share – Basic loss per share are calculated in accordance with IAS 33 (“Earnings per Share”) based on earnings (loss) attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period. The 6,552,558 outstanding shares as of December 31, 2023 (see Note 18), represent the shares issued and outstanding by the Company. This presentation is consistent with the principles in IAS 33.64, which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the consolidated financial statements are authorized for issue.

2.4.16	New and revised standards issued, but not yet effective – The Company is currently evaluating the effects of the new or revised accounting standards listed below but does not expect any material effects.

●	Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants (Amendments to IAS 1)
●	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
●	Lease Liability in a Sale and Leaseback (Amendments to IFRS16)
●	Lack of Exchangeability (Amendments to IAS 21)

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

3.	Significant Accounting Judgments, Assumptions, and Estimates

3.1

Going Concern – The accompanying consolidated financial statements are prepared under the assumption that the business will continue as a going concern. As an early-stage company, we have not yet reached the critical sales volume and are heavily relying on research and development (“R&D”) grants.

Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders and the ability to raise additional debt or equity financing, as required. There are various risks and uncertainties affecting our future financial position and its performance including, but not limited to:

         ●      The market acceptance and rate of commercialization of our product offerings;

         ●      Ability to successfully execute our business plan;

         ●      Ability to raise additional capital at acceptable terms;

         ●      General local and global economic conditions.

Our strategy to mitigate these material risks and uncertainties is to timely execute a business plan aimed at continued focus on revenue growth, product development and innovation, improving overall gross profit, managing operating expenses and working capital requirements, and securing additional capital, as needed.

Failure to implement our business plan could have a material adverse effect on our consolidated financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as it is required in the future. Accordingly, there are material risks and uncertainties that may cast significant doubt about our ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

3.2	Pension liability - Liabilities and expenses for employee benefits generally are recognized in the period in which the \services are rendered. RanMarine’s pension is part of the PMT pension fund. This fund is the Metal and Engineering Industry Pension Fund. Contributions are expensed as the obligation to make the payments is incurred.

3.3

Income taxes - Income tax expense includes current and deferred taxes. Current tax assets and liabilities are obligations or claims for the current and prior periods to be recovered from (or paid to) taxation authorities that are still outstanding at the end of the reporting period. Current tax is computed on the basis of tax profit which differs from net profit. Income taxes are calculated using tax rates and laws enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized based on temporary differences between the carrying amount and the tax basis of assets and liabilities. Any change in the net amount of deferred tax assets and liabilities is included in profit or loss of the respective period in which the change occurs. Deferred tax assets and liabilities are determined based on enacted or substantively enacted tax rates and laws that are expected to apply to taxable profit for the periods in which the assets and liabilities will be recovered or settled. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deferred tax assets can be utilized. Deferred tax assets and liabilities are not discounted.

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

3.4	Development costs - The Company capitalizes costs for product development projects. Management makes judgments on the viability of the project and the projected cost of full development. RanMarine management determines when a new product will be released to the market which is when the costs are capitalized. Management must also judge the expected revenue to be earned. The carrying amount of capitalized development costs was € 1,374,930 as of December 31, 2023 (2022: €935,487).

3.5	Provision for expected credit losses of trade receivables – The Company assesses and measures credit losses in accordance with IFRS 9 (“Financial Instruments”). There is currently no provision for credit losses on the consolidated balance sheets. The Company has not experienced any non-payment from a customer in its history, as it generally requires an upfront payment from the customer.

3.6	Provision for warranty – The Company offers a 1-year warranty for customers outside the EU and a two-year warranty for customers inside the EU. Currently, there are no warranty provisions on the consolidated balance sheets as management has forecasted it is not material prospectively for each of the fiscal years in the accompanying consolidated financial statements. In 2023 warranty expenses were € 747 and zero in 2022. It will continue to be evaluated on an annual basis. Soon, warranty expenses will become material and at such time, a warranty provision as percentage of revenue will be recognized.

3.7	Fair value calculations – The Company estimates the fair value of the convertible note payable and the derivative warrant liability (see Note 14) using a probability weighted scenario method, which determines the present value of the conversion and redemption options and weights them based on their probabilities of occurrence. Additionally, the Company utilizes the Black Scholes Model to calculate the value of the warrants that it issues. In using the Black Scholes Model, the Company makes assumptions regarding dividend yield, expected term, volatility and risk-free interest rates.

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

4.	Cash and Cash Equivalents

	2023	2022

Rabobank	€28,068	€-
Mechanics Bank	8,536	-
ING Bank	-	18
Cash in transit	(1)	430
Total	€36,603	€448

5.	Accounts Receivable

The Company carries low trade receivables as the Company generally requires customer deposits before processing orders. The bad debt expense and the allowance for doubtful accounts is zero for both 2023 and 2022. The Company had three customers whose account balance comprised approximately 35%, 26% and 23% of the accounts receivable balance as of December 31, 2023. Another customer’s account balance comprised 78% of the accounts receivable balance as of December 31, 2022.

	2023	2022

Accounts receivable	€95,200	€124,814
Total	€95,200	€124,814

6.

Other Receivables

The Company received a grant from the European Commission, European Innovation Council (“EIC”) in October 2020 for a total amount of €1,508,296. As of December 31, 2022, the subsidy receivable of €191,475 is the last outstanding amount of this grant and has been received in March 2023. See Note 22 for further details.

	2023	2022

Prepayments	€7,656	€45,819
Rent deposit	29,052	11,875
Subsidy	-	191,475
Other receivables	10,819	-
VAT receivable	2,333	43,204
Total	€49,860	€292,373

7.	Inventory

	2023	2022

Finished products	€54,000	€-
Raw materials	58,575	46,785
Total	€112,575	€46,785

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

8.

Deferred IPO Costs

As of December 31, 2023, the Company has incurred €1,098,273 of costs related to an initial public offering (“IPO”). These costs are incremental costs that are directly attributable to issuing new shares in accordance with paragraph 37 of IAS 32 (“Transaction Costs to be Deducted from Equity”) and such costs will be recognized in equity in 2024 as a reduction of the total proceeds received by the Company when the Company completes the IPO.

9.	Property, Plant and Equipment net

	Plant and machinery	Equipment	Autonomous special vehicles	Total

Purchase price	€1,431	€7,789	€-	€9,220
Cumulative depreciation	(328)	(1,621)	-	(1,949)
At January 1, 2022	1,103	6,168	-	7,271
Investments	-	6,176	-	6,176
Depreciation	(286)	(2,239)	-	(2,525)
At December 31, 2022	817	10,105		10,922
Investments	-	-	36,000	36,000
Depreciation	(276)	(2,916)	(4,650)	(7,842)
At December 31, 2023	€541	€7,189	€31,350	€39,080

Purchase price	€1,431	€13,965	€36,000	€51,396
Cumulative depreciation	(890)	(6,776)	(4,650)	(12,316)
At December 31, 2023	€541	€7,189	€31,350	€39,080

The autonomous special vehicles in the table above are comprised of four drones, at cost, that are being utilized by the Company to lease to customers on a month to month basis as discussed in Note 2.4.11 above. The drones were placed in service in early May 2023.

10.

Leases

In 2023, RanMarine entered into a new lease agreement for the real estate contract of its business premises. This lease is for five years with payments totaling €943,836. The lease began in 2023 and a 4% discount was applied for periods presented. After the initial five-year lease is completed, a clause exists allowing for the automatic renewal of the lease if the tenant or lessor does not give notice of termination. Notice of termination must be made six months before the end of the lease. The renewal option has not been included in the right of use calculations because the Company does not have any current plans to renew the lease.

	2023	2022

Right of use asset to depreciate
Beginning balance	€191,966	€255,954
Additions	857,560	-
Disposals	(159,972)	-
Depreciation	(102,286)	(63,988)
Ending balance	€787,268	€191,966

Non-current lease liability
Beginning balance	€133,705	€257,335
Additions	857,560	-
Disposals	(102,473)	-
Payments related to liability	(89,163)	(60,603)
Current lease liability	(159,184)	(63,027)
Ending balance	€640,445	€133,705

11.	Income Taxes

Deferred tax – Judgments and estimates are made with regard to the ability to utilize net operating losses and other tax credits that can be carried forward against taxable income in future years. Due to the delay in obtaining additional financing, the Company has not been able to execute its business plans yet and concluded that it is not probable that taxable profit will be available for any deferred tax asset amount to be utilized in the near future. Due to this uncertainty, the Company has not recognized any deferred tax asset amount as of December 31, 2023 and 2022, in accordance with IAS 12.

From January 1, 2022 onwards, an indefinite loss carryforward applies in the Netherlands. Yet, losses (both carryforward and carryback) can only be fully deducted up to an amount of €1 million taxable profit. If the profit in a year exceeds €1 million, the losses are only deductible up to 50% of the higher taxable profit minus an amount of €1 million. Hence the Company can utilize its compensable losses as soon it becomes profitable.

The Company has compensable losses from the following years:

	Offsettable		Offsettable
	losses as of	Addition in	losses as of
	January 1, 2023	2023	December 31, 2023
	€	€	€

2016	8,971	-	8,971
2017	113,373	-	113,373
2018	138,599	-	138,599
2019	173,454	-	173,454
2020	402,425	-	402,425
2022	390,292	-	390,292
2023	-	2,118,774	2,118,774
	1,227,114	2,118,774	3,345,888

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

12.	Intangible Assets

	Research and development costs	Concessions intellectual property rights	Total

Cost or valuation
At January 1, 2022	€470,817	€28,622	€499,439
Additions	464,670	-	464,670
At December 31, 2022	935,487	28,622	964,109
Additions	590,993	-	590,993
Amortization	(151,550)	-	(151,550)
At December 31, 2023	€1,374,930	€28,622	€1,403,552

Estimated future amortization as of December 31, 2023 is as follows:

Year ending December 31,
2024	€151,550
2025	311,020
2026	311,020
2027	311,020
2028	159,471
Thereafter	159,471
Total	€1,403,552

13.	Trade Payables

	2023	2022

Trade payables	€1,001,588	€473,028
Total	€1,001,588	€473,028

The Company had one vendor whose account balance comprised approximately 14% of the trade payables balance as of December 31, 2023. There was one vendor with balances approximating 10% as of December 31, 2022.

14.	Derivative Liabilities

	2023	2022

Warrant liabilities	€4,044,000	€2,635,778
Convertible notes payable	4,562,000	1,040,009
Total	€8,606,000	€3,675,787

Convertible Notes Payables and Debt Discount (Contra-Debt)

The Company entered into Securities Purchase Agreements (the “Agreements”) with certain third-party creditors and related parties (the “Holders”) whereby the Company issued 20% Original Issue Discount Senior Convertible Promissory Notes (the “Notes”) with an aggregate principal amount (par value) of approximately €4.5 million (the “Principal”), convertible into the Company’s ordinary shares with a par value of €0.01 per share (the “Ordinary Shares”). The Notes are payable on the earlier of: (i) six (6) months from the Issue Date (e.g. August 19, 2022) or (ii) on the date on which the Company consummates a Qualified IPO (as defined in the Agreements) (such date, the “Maturity Date”), or such earlier date as the Notes are required or permitted to be repaid, unless Holder elects to convert the Principal into a certain number of shares of the Company’s Ordinary Shares, and pursuant to the terms of conversion. The Company may prepay the Notes in cash, at any time following the Issue Date and up to the Maturity Date, at a premium of one hundred and five percent (105%) of the face amount of the Note, upon five (5) day prior written notice to Holder.

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

The Notes are convertible at the Holder’s election upon the closing of a Qualified IPO into Ordinary Shares of the Company at a conversion price equal to 100% of the offering price to the public in the Qualified IPO (the “Conversion Price”). The Notes become immediately due and payable upon an Event of Default (as defined in the Agreements).

Due to these embedded features within the Notes, the Company elected to account for the Notes at fair value at inception under IFRS 9, “Financial Instruments”. Subsequent changes in fair value are recorded as a component of other income (loss) in the Consolidated Statements of Operations.

The Company estimates the fair value of the convertible note payable using a probability weighted scenario method, which determines the present value of the conversion and redemption options and weights them based on their probabilities of occurrence. The fair value of the Notes upon issuance was estimated to be €4,562,000 as of December 31, 2023 (2022: €1,040,009). The face value was € 4,260,131 plus debt discount of €[301,869] as of December 31, 2023 (2022: respectively €1,074,548 and €214,909).

The 20% original discount to the principal amount is included in the carrying value of the Notes. During 2023, the Company recorded a debt discount of €852,026 (2022: €214,909) upon issuance of the Notes for the original issue discount. As a result of electing the fair value option, any direct costs and fees related to the Notes were expensed as incurred. The Company recorded a loss of €1,153,895 (2022: €180,370) related to the change in fair value of the Notes which was recognized in other income (expense) on the Consolidated Statement of Operations as a result of the Company’s election of the fair value option.

The following table presents the Notes as of December 31, 2023:

	2023	2022

Face value of the Notes	€4,260,131	€1,074,548
Debt discount	(852,026)	(214,909)
Carrying value of the Notes	3,408,105	859,639
Fair value adjustment through earnings	1,153,895	180,370
Fair value of the Notes	€4,562,000	€1,040,009

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

On May 8, 2023, the Company and the relevant noteholders amended the terms of the Notes to extend the Maturity Date to December 31, 2023, and to clarify that Ordinary Shares means American Depositary Shares (“ADS”).

The majority of the Convertible Promissory Notes the Company had outstanding as of December 31, 2023 had a maturity date of January 1, 2024. The Company proposed and all of the Convertible Promissory Note holders agreed to extend the maturity date to March 31, 2024, in exchange for a payment, upon IPO, of 5% of the principal value of their Notes in cash. In April, all of the Convertible Promissory Note holders agree to extend the maturity date to April 30, 2024 for additional compensation of 2% of the principal value. The Convertible Promissory Notes are currently in default; however, in June 2024 the Company is seeking the Convertible Promissory Note holders’ agreement to extend the maturity date to December 31, 2024. In return, the Company will provide the Convertible Promissory Note holders with additional compensation in the amount of 5% of the principal amount outstanding, payable in ADSs issued within 7 days of the IPO. In addition, the Company, will increase the discount offered to those who convert the full principal value of their Convertible Promissory Notes into RanMarine ADSs at the IPO to a 25% discount off of the IPO price. If the final IPO structure includes one or more warrants, the Convertible Promissory Note holders will receive the same warrant(s) for any principal amount that is converted into RanMarine ADSs. The Company believes that the Convertible Promissory Note holders will agree to the extension as they have done twice before.

Warrant Liabilities

With each Note purchase, the Holder was also issued warrants to purchase up to 40,000 Ordinary Shares of the Company (the “Warrant Shares”) for every €100,000 of Note principal (the “Warrants”). Each Warrant is exercisable for a period commencing on the date the Company completes a Qualified IPO and terminating five (5) years after such date at an exercise price of €0.01 per share, subject to customary anti-dilution adjustments. If, at any time after the issuance date of the Warrant, a registration statement covering the resale of the Warrant Shares is not effective, the Holder may exercise the Warrant by means of a cashless exercise.

The Warrants were determined to be liabilities under IAS 32, “Financial Statements: Presentation.” as they are puttable to the Company upon the occurrence of a Fundamental Transaction (as defined in the agreements). As such, the Company recorded the Warrants as a liability at fair value recognized in earnings. The Company utilized the Black Scholes Model to calculate the value of these warrants issued during the years ended December 31, 2023 and 2022. The fair value of the Warrants of €4.4 million (2022: €2.5 million) was estimated at the date of issuance using the following weighted average assumptions: dividend yield 0% (2022: 0%); expected term of five years; volatility 45.0% (2022: 37%); and a risk-free interest rate 3.8% (2022: 4.0%). During the year ended December 31, 2023, the Company recorded a loss of €(1,408,222) (2022: €2,635,779) related to the change in fair value of the warrant liability which is recorded in other income (expense) on the Consolidated Statements of Operations.

Transaction costs incurred attributable to the issuance of the Warrants were immediately expensed in accordance with IAS 32.

15.	Loans and Liabilities to Related Parties

	2023	2022

Non-interest loans	€66,800	€76,600
Deferred stock compensation	632,778	17,500
Deferred cash compensation	7,311	51,000
Deferred cost reimbursements	62,163	-
Total	€769,052	€145,100

Convertible notes payable held by related parties (See note 13)	€1,971,591	€478,191

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

The non-interest loans are related to Boundary Holding S.à r.l. and two other shareholders of the Company. There is a loan agreement between Boundary Holding S.à r.l. and the Company that was entered into as of May 27, 2021, for €100,000. The note does not carry interest or a term limit and imputed interest was not recorded as the amount was not significant. RanMarine has paid €67,600 as of December 31, 2023. The remaining amount is related to short-term non-interest bearing loans from two other shareholders with similar terms.

Employees and affiliates (shareholders and board members) were granted American Depositary Shares in 2023, which vest only upon the IPO or after the six-month lock-up period for affiliates. For the related parties a €632,778 accrual has been made.

The deferred cash compensation is related to salary payments paid out in the following year. The deferred costs reimbursements are expenses payments to related parties that have been deferred.

The convertible notes payable held by related parties of €1,971,591 (2022: €478,191) represents the principal value held by shareholders and key insiders.

16.	Taxes and Social Securities Payable

	2023	2022

Payroll Tax	€104,768	€175,308
Netherlands pension withholding	39,801	-
Total	€144,569	€175,308

17.	Accrued Liabilities

	2023	2022

Advisors	€592,809	€62,721
Deferred revenue	37,565	95,459
Holiday bonus	40,059	24,027
Employee stock compensation	283,692	-
Total	€954,125	€182,207

During 2023, employees were granted the right to receive ADSs, which vest only upon the IPO or after the six-month lock-up period.

18.	Issued Capital and Reserves

The Company is authorized to issue up to 100,000,000 ordinary shares. The nominal or par value of the shares is €0.01 per share. On December 31, 2023 and 2022, the Company’s issued and outstanding shares were 6,552,558 after giving effect to a stock split of 7,029.57 to 1 declared by the Company on December 27, 2022.

The legal reserve of €935,487 as of December 31, 2022 and €1,374,930 as of December 31,2023 are the capitalized R&D costs (see Note 12). Legal reserves are reserves that cannot be distributed to the shareholders. Dutch law requires that the capitalized R&D costs are protected by forming a legal reserve.

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

19.	Sales

	2023	2022

Europe	€235,086	€219,653
North America	130,034	207,883
Rest of the world	284,760	4,891
Total	€649,880	€432,427

The Company had sales with three customers in 2023 that approximated 33%, 12%, and 10%. During 2022, the Company had sales from one customer that approximated 57% of sales.

20.	Operating Expenses

20.1	Research and development

	2023	2022

Compensation and benefits	€564,657	€447,517
Other research and development costs	49,894	23,499
Capitalized R&D costs	(472,747)	(327,210)
Total	€141,804	€143,806

The Company capitalizes wages and direct material expenses associated with R&D in accordance with IAS 38 (see Notes 6 and 22). Last year 70% of the wages and direct material expenses were reimbursed through government grants and the remaining 30% of the wages and direct material expenses were being capitalized.

20.2	Sales and Marketing

	2023	2022

Compensation and benefits	€182,889	€40,522
Contractors	202,464	99,204
Consultancy fees	50,926	-
Publicity and advertisement	85,960	8,991
Traveling expenses	82,881	54,560
Total	€605,120	€203,277

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

20.3	General and Administrative

	2023	2022

Compensation and benefits	€713,031	€220,530
Consultancy fees	713,551	66,645
Legal services	-	100,553
Contractors	316,594	139,300
Accounting and audit services	51,277	303,239
Non-executive board compensation and expenses	200,660	-
Depreciation and amortization	261,679	66,513
Automation costs	104,185	31,254
Freight costs	75,113	30,039
Office expense	49,086	28,768
Lease expense	24,754	10,320
Insurance costs	78,554	2,600
Other general expenses	66,239	68,225
Total	€2,654,723	€1,067,986

21.	Other Income and Expense

	2023	2022

EIC subsidy	€-	€776,910
Other subsidies	133,579	136,370
Change in fair value of warrant liabilities	(1,408,222)	(2,635,779)
Change in fair value of convertible notes payable	(933,623)	(180,371)
Other income and expense	(2,655)	-
Total	€(2,210,921)	€(1,902,870)

22.	Government Grants

The Company received a grant from the European Commission, European Innovation Council (“EIC”) in October 2020 for a total amount of €1,508,296. It was subject to a 24-month duration with a 70% reimbursement rate. The Company recognized €776,910 of the grant in 2022. €672,257 and €59,129 have been recognized in 2021 and 2020 respectively.

RanMarine Technology, B.V.

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and 2022

The Company has received other Dutch government grants and subsidies for various other projects and the Company recognizes and records such amounts when received and upon meeting the grant stipulations. During 2023, the Company received and recognized €133,579 which was recorded within other expense, net in the accompanying statement of operations and comprehensive loss. During 2022, the Company received and recognized €136,370 which was recorded as a reduction of research and development costs in accordance with the stipulations of the grant as such amounts were a reimbursement of certain research and development expenses incurred.

23.	Related Parties

Related persons as defined by IAS 24 (“Related Party Disclosures”) are persons who, by virtue of their positions, are responsible for the operations of the Company. The Company considers the executive management team, consisting of the Chief Executive Officer and the Chief Financial Officer as key management. They have the authority and responsibility for planning, directing, and controlling operating activities. See Note 15 for loans and liabilities to related parties.

23.1

Key management personnel compensation

The charges as accounted for in the accompanying statements of operations and comprehensive loss resulting from the remuneration of current and former members of the Board of Management and members of Supervisory Board of the Company in 2023 and 2022 were as follows:

	2023	2022

Cash based compensation	€167,060	€141,560
Share based compensation	603,778	35,000
Total	€770,838	€176,560

24.	Financial Instruments and Financial Risk Management

24.1	Financial instruments – Trade payables, tax, remuneration, social security, other accounts payable including liability accruals are valued at nominal value. Financial assets and financial liabilities are recognized at their fair value initially. Transaction expenses for assets and liabilities are also included in the initial fair value measurement. Using the effective interest rate method, financial liabilities are measured at amortized cost after the initial recognition

24.2

Financial risk management – The Company is exposed to market risk, credit risk, and liquidity risk. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk; interest rate risk, currency risk, and other price risk, such as equity price risk and commodity risk. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Other price risk is the risk that the Company will be affected by the price volatility of certain commodities. Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Liquidity risk is the risk the Company will have a shortage of funds available.

Management has the overall responsibility to establish and oversee the Company’s financial risk management. Financial risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. Through its training and management standards and procedures, it aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations. Management of the Company does not currently believe it is exposed to significant risk in these areas given that the convertible notes payable and warrant liabilities are expected to be converted to equity upon the completion of the IPO during 2024 and given there are minimal foreign currency transactions at the current time.

25.	Commitments and Contingencies

25.1	For purposes of the Dutch government, the Company heads a fiscal unity. The Company is therefore liable for the tax obligations of the fiscal unity for the Dutch entities as a whole.

25.2

From time to time, the Company may become involved in various claims and actions for matters arising out of its business operations. However, we are not currently a party to any such claims or actions and there is currently no litigation or threatened litigation involving the Company and the Company does not expect the outcome of any such matter to have a material adverse effect on the consolidated financial statements of the Company.

26.	Subsequent Events

26.1

The majority of the Convertible Promissory Notes outstanding as of December 31, 2023 had a maturity date of January 1, 2024. The Company proposed and all of the Convertible Promissory Note holders agreed to extend the maturity date to March 31, 2024, in exchange for a payment, upon IPO, of 5% of the principal value of their Notes in cash. In April, all of the Convertible Promissory Note holders agreed to extend the maturity date to April 30, 2024 for additional compensation of 2% of the principal value. The Convertible Promissory Notes are currently in default; however in June 2024, the Company is seeking to extend the maturity date of April 30, 2024. The Company is seeking the Convertible Promissory Note holders’ agreement to extend the maturity date to September 1, 2024. In return, the Company will provide the Convertible Promissory Note holders additional compensation in the amount of 5% of the principal amount outstanding, payable in ADSs issued within 7 days of the IPO. In addition, the Company, will increase the discount offered to those who convert the full principal value of their Convertible Promissory Notes into RanMarine ADSs at the IPO to a 30% discount off of the IPO price. If the final IPO structure includes one or more warrants, the Convertible Promissory Note holders will receive the same warrant(s) for any principal amount that is converted into RanMarine ADSs. The Company believes that the Convertible Promissory Note holders will agree to the extension as they have done twice before.

26.2

Subsequent to December 31, 2023, the Company issued additional bridge loans totaling € 0.7 million. € 0.4 million of this amount are notes payable with an average interest rate of 18.7% that will be settled in cash. € 0.3 million is a convertible note payable that will be converted into equity with a 25% discount at the event of an IPO. The loans have maturity dates between August, 2024 and December, 2024.

